UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 30, 2012

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

This Form 6-K consists of the Third Quarter 2012 Report of UBS AG, which appears immediately following this page.

Third Quarter 2012 Report

Our financial results for the third quarter of 2012.

Third Quarter 2012 Report

Dear shareholders,

Over the past year, we have made considerable progress in executing the strategy we set out at our Investor Day in November 2011, and we are pleased to report that we are ahead of our plans in terms of building our capital strength and reducing costs and risk-weighted assets. Our strategy is centered on our pre-eminent wealth management businesses and our number-one Swiss universal bank, complemented by Global Asset Management and the Investment Bank. It builds on the core strengths of all of these businesses and is underpinned by our industry-leading capital position. This is the strategy that best allows us to focus on serving our clients and delivering on our commitment to build a business with sustainable and attractive returns for our shareholders.

On the date of publication of this report, we announced a significant acceleration in the implementation of our strategy to transform the firm to create the UBS of the future. Building on the progress we have already made, we will achieve this transformation by further sharpening our focus in the Investment Bank, reducing costs significantly and driving further efficiencies more rapidly.

Our Investment Bank will continue to serve its corporate, sovereign, institutional and financial sponsor clients, underpinned by the thought leadership we derive from our premier research franchise, our long-term success in Advisory, and our state-of-the-art execution capabilities in Equities, FX and Precious Metals. In order to be successful, our Investment Bank must first be strong and successful in meeting the needs of its clients and must also support sustained growth in the Group by acting as a strong partner to all of our businesses. Achieving this will give the Group a competitive advantage. We believe all the actions we are taking support this objective. However, we will no longer operate to any significant extent in businesses where risk-adjusted returns cannot meet their cost of capital sustainably or in those with high operational complexity or long tail risks likely to weigh on future returns.

In addition to reshaping our Investment Bank, we have also announced a Group-wide program to drive long-term efficiencies through simplified systems and processes and reduced complexity. This will enable us to service our clients with greater agility, speed and improved product quality while at the same time reducing our operational risks and costs. Regrettably, there will be an impact on our staff numbers and we envisage that by 2015 the firm is more likely to have around 54,000 staff. These have been difficult decisions to make and we will ensure all those affected are treated with care. It will take three years to fully implement these changes, and we anticipate total restructuring costs of approximately CHF 3.3 billion. We expect to achieve total annual sustainable cost savings of CHF 5.4 billion by 2015 including the CHF 2 billion cost savings announced in 2011 and to achieve our Group cost/income ratio target of 60–70% from 2015. For the Group as a whole, we will continue to strengthen our risk, compliance and regulatory functions.

By improving the firm’s efficiency, we will free up more resources to reinvest in growth and, over the next two years, we will make investments totalling CHF 1.5 billion across all our businesses. We will continue to build our businesses in Asia Pacific and other emerging markets, with a focus on Wealth Management in particular. We will also continue to invest in highly experienced and productive financial advisors in our Wealth Management Americas business, in our asset management business and in our core Investment Bank disciplines of Advisory, Research, Equities, FX and Precious Metals. In our Retail & Corporate business, we will continue to invest in our private client franchise and in transaction banking.

The net impact of all these changes will be transformational for the firm. We will reduce our funded balance sheet by 30%, or approximately CHF 300 billion, by 2015. Basel III risk-weighted assets for the Group will be reduced by a further CHF 100 billion to around CHF 200 billion by the end of 2017. The Investment Bank will account for less than CHF 70 billion of this. The balances related to exited Investment Bank businesses will be transferred to, and reported in, the Corporate Center from the first quarter of 2013. An experienced team has already been appointed to manage the portfolio to optimize risk and returns over time. This team will manage the sale or exit of these positions within the robust oversight structure that has successfully supported our risk-weighted asset reduction in the Legacy Portfolio. As a result of the actions we are taking, our funding needs will be substantially reduced, and over half of our funding will come from customer deposits, which are more stable and typically less expensive than other potential funding sources.

As a result of the targets we have announced to further reduce our balance sheet and risk-weighted assets, our capital needs will be significantly lower than previously anticipated. In the future, approximately 65% of the Group’s attributed equity excluding the Corporate Center will relate to our wealth and asset management and Retail & Corporate businesses that generate revenues primarily from fees and commissions. This means that our overall earnings should be less volatile, more consistent and of higher quality. As we implement our plans in 2013/2014, we expect the Group’s return on equity to average in the mid single digits. Thereafter we believe UBS will be capable of delivering a return on equity of at least 15% from 2015 onwards.

All of our actions support our commitment to deliver sustainable performance and attractive returns to our shareholders, and today we have announced more details on our capital return program. We aim to deliver progressive capital returns to our shareholders until we have fulfilled our capital requirements. Thereafter, we will have flexibility to determine a baseline dividend set at a sustainable level, taking into account the normal cyclicality the business could experience. Where there is scope, we will make supplemental returns, but this will be balanced with our business-

1

Third Quarter 2012 Report

es’ reinvestment needs or any capital buffer required to support the business in more challenging macroeconomic conditions. However, in future years, we believe we can sustain and grow our business and maintain a prudent capital position with a payout ratio of 50% or more.

Turning to our third-quarter results, we reported an adjusted1 pre-tax profit of CHF 1.4 billion, as all of our business divisions increased profitability. The reassessment of our strategy for the Investment Bank contributed to us recognizing a goodwill impairment in the third quarter that led to a net loss attributable to UBS shareholders of CHF 2.2 billion. The result also included an own credit charge of CHF 863 million as our credit spreads tightened significantly during the quarter. Neither of these items negatively affected our industry-leading Basel III capital ratios.

We are pleased to report that we ended the quarter with an increased Basel III phased-in common equity tier 1 ratio2 of 13.6%, and an increased fully applied Basel III common equity tier 1 ratio2 of 9.3%. Group risk-weighted assets at the end of the quarter were CHF 301 billion, down almost CHF 100 billion in the last 12 months. Our wealth management businesses attracted combined net new money inflows of CHF 12 billion in the quarter, meaning for the first nine months of 2012 we have achieved total inflows of CHF 36 billion. Our clients’ actions continue to demonstrate their confidence in the firm and its future, and are a vote of confidence in the successful execution of our strategy.

Wealth Management, Wealth Management Americas and Retail & Corporate all delivered strong results and recorded their best quarterly performance of 2012. Wealth Management’s pre-tax profit increased 20% to CHF 600 million and Wealth Management Americas achieved its third consecutive record quarterly pre-tax profit at USD 230 million. Illustrating the strength of our businesses, Wealth Management posted its strongest third quarter net new money inflows in five years, and Wealth Management Americas achieved its best year-to-date net new money inflows for five years. Wealth Management attracted inflows of CHF 7.7 billion across all regions, with strong inflows from Asia Pacific and emerging markets, as well as globally from our ultra high net worth clients. We are pleased that Wealth Management Ameri-

cas’ inflows increased to USD 4.8 billion driven by our existing financial advisor force. In Switzerland, our Retail & Corporate business continued to deliver steady results, with pre-tax profit up 3% to CHF 409 million in the quarter and net new business volume growth very high at 7.2% on an annualized basis. Global Asset Management’s pre-tax profit increased to CHF 124 million reflecting a significant improvement in performance fees in alternative and quantitative investments, particularly in our O’Connor single-manager funds.

On an adjusted basis1, our Investment Bank achieved a pre-tax profit of CHF 178 million with all business areas achieving increased revenues. In IBD, Debt Capital Markets and Advisory significantly improved their market share, with Advisory participating in a third of the quarter’s top deals globally. Our Equity Capital Markets business participated in three quarters of the top global deals and significantly increased its market share and rank. In Equities, our Cash business in particular delivered a strong showing on improved trading against a backdrop of the lowest exchange volumes since 2005. Our Derivatives business also improved its market share amid deteriorating market conditions and, despite reduced client activity, volumes and revenues from our FX e-trading platform increased. Pro-forma Basel III risk-weighted assets were reduced by a further CHF 8 billion to CHF 162 billion.

Outlook – As in recent quarters, the degree of progress towards achieving sustained and material improvements to eurozone sovereign debt and European banking system issues, as well as the extent of uncertainty surrounding geopolitical tensions, the global economic outlook and the US fiscal cliff, will continue to exert a strong influence on client confidence and, thus, activity levels in the fourth quarter of 2012. Failure to make progress on these key issues would make further improvements in prevailing market conditions unlikely and would thus generate headwinds for revenue growth, net interest margins and net new money. Despite these challenges, we remain confident that our asset-gathering businesses as a whole will continue to attract net new money, reflecting our clients’ steadfast trust in the firm. As a result of the decisive action we have announced to accelerate our strategy, we expect to recognize restructuring charges of approximately CHF

1  Unless otherwise indicated, “adjusted” figures exclude each of the following items, to the extent applicable, on a Group and business division level: own credit loss on financial liabilities designated at fair value for the Group CHF 863 million in 3Q12 (CHF 239 million gain in 2Q12, CHF 1,765 million gain 3Q11); net restructuring provision reversal CHF 22 million for the Group in 3Q12 (net charge of CHF 9 million in 2Q12, net charge of CHF 387 million in 3Q11); impairment losses of CHF 3,064 million on goodwill and other non-financial assets in connection with the goodwill impairment test recently performed with respect to the Investment Bank; credit to personnel expenses related to changes to a US retiree medical and life insurance benefit plan (CHF 84 million for the Group in 2Q12); gain on the sale of our strategic investment portfolio (SIPF) of CHF 433 million in Wealth Management and CHF 289 million in Retail & Corporate in 3Q11; unauthorized trading incident loss of CHF 1,849 million in equities in the Investment Bank in 3Q11.    2  The calculation of our pro-forma Basel III RWA combines existing Basel 2.5 RWA a revised treatment for low-rated securitization exposures which are no longer deducted from capital but are risk-weighted at 1250%, and new model-based capital charges. Some of these new models still require regulatory approval and therefore our pro-forma calculations include estimates (discussed with our primary regulator) of the effect of these new capital charges which will be refined as models and the associated systems are enhanced.

2

Axel A. Weber Chairman of the Board of Directors    Sergio P. Ermotti Group Chief Executive Officer

500 million in the fourth quarter. Combined with reduced Investment Bank revenues as we exit certain business lines, our current expectations for the impact of movements in own credit spreads, and despite profits in our wealth management businesses, Retail & Corporate and Global Asset Management, we are likely to report a net loss attributable to UBS shareholders in the fourth quarter. Nevertheless, we are confident that the actions we are taking now will ensure the firm’s long-term success in the fundamentally changed regulatory and economic environment and will deliver sustainable returns for our shareholders going forward.

Yours sincerely,

Axel A. Weber	Sergio P. Ermotti
Chairman of the Board of Directors	Group Chief Executive Officer

3

Third Quarter 2012 Report

UBS key figures

	For the quarter ended			Year-to-date
CHF million, except where indicated	30.9.12	30.6.12	30.9.11	30.9.12	30.9.11

Group results
Operating income	6,287	6,408	6,412	19,221	21,926
Operating expenses	8,803	5,457	5,432	19,481	17,058
Operating profit before tax	(2,516)	951	980	(260)	4,868
Net profit attributable to UBS shareholders	(2,172)	425	1,018	(920)	3,840
Diluted earnings per share (CHF)[1]	(0.58)	0.11	0.27	(0.25)	1.00

Key performance indicators, balance sheet and capital management[2]
Performance
Return on equity (RoE) (%)				(2.3)	10.7
Return on risk-weighted assets, gross (%)[3]				11.9	14.4
Return on assets, gross (%)				1.9	2.3
Growth
Net profit growth (%)[4]	N/A	(48.6)	0.3	N/A	(34.6)
Net new money growth (%)[5]	2.5	1.8	1.0	1.7	2.3
Efficiency
Cost/income ratio (%)	137.2	85.1	83.6	100.9	77.5

	As of
CHF million, except where indicated	30.9.12	30.6.12	31.12.11
Capital strength
BIS tier 1 capital ratio (%)[6]	20.2	19.2	15.9
FINMA leverage ratio (%)[6]	6.1	5.6	5.4
Balance sheet and capital management
Total assets	1,369,075	1,412,043	1,419,162
Equity attributable to UBS shareholders	52,449	54,716	53,447
Total book value per share (CHF)[7]	14.00	14.60	14.26
Tangible book value per share (CHF)[7]	12.23	12.00	11.68
BIS core tier 1 capital ratio (%)[6]	18.1	17.2	14.1
BIS total capital ratio (%)[6]	23.6	21.8	17.2
BIS risk-weighted assets[6]	210,278	214,676	240,962
BIS tier 1 capital[6]	42,396	41,210	38,370

Additional information
Invested assets (CHF billion)[8]	2,242	2,163	2,088
Personnel (full-time equivalents)	63,745	63,520	64,820
Market capitalization[9]	43,894	42,356	42,843

1   Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.    2  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2011.    3  Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011.    4  Not meaningful and not included if either the reporting period or the comparison period is a loss period.    5  Group net new money includes net new money for Retail & Corporate and excludes interest and dividend income.    6  Capital management data is disclosed in accordance with the Basel 2.5 framework. Refer to the “Capital management” section of this report for more information.    7  Refer to the “Capital management” section of this report for more information.    8  In the first quarter of 2012, we refined our definition of invested assets. Refer to the “Recent developments and financial reporting structure changes” section of our first quarter 2012 report for more information. Group invested assets includes invested assets for Retail & Corporate.    9  Refer to the appendix “UBS shares” of this report for more information.

4

Corporate calendar

Publication of the fourth quarter 2012 report

Tuesday, 5 February 2013

Publication of the Annual Report 2012

Thursday, 14 March 2013

Publication of the first quarter 2013 report

Tuesday, 30 April 2013

Annual General Meeting

Thursday, 2 May 2013

Contacts

Switchboards

For all general queries.

Zurich +41-44-234 1111

London +44-20-7568 0000

New York +1-212-821 3000

Hong Kong +852-2971 8888

www.ubs.com/contact

Investor Relations

UBS’s Investor Relations team supports institutional, professional and retail investors from our offices in Zurich and New York.

UBS AG, Investor Relations

P.O. Box, CH-8098 Zurich, Switzerland

sh-investorrelations@ubs.com

www.ubs.com/investors

Hotline +41-44-234 4100

New York +1-212-882 5734

Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500

mediarelations@ubs.com

London +44-20-7567 4714

ubs-media-relations@ubs.com

New York +1-212-882 5857

mediarelations-ny@ubs.com

Hong Kong +852-2971 8200

sh-mediarelations-ap@ubs.com

Office of the Company Secretary

The Company Secretary receives queries on compensation and related issues addressed to members of the Board of

Directors.

UBS AG, Office of the Company Secretary

P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-234 3628

Fax +41-44-234 6603

Shareholder Services

UBS’s Shareholder Services team, a unit of the Company Secretary office, is responsible for the registration of the global registered shares.

UBS AG, Shareholder Services

P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6202

Fax +41-44-235 3154

US Transfer Agent

For all global registered share-related queries in the US.

Computershare

480 Washington Boulevard

Jersey City, NJ 07310-1900, USA

sh-relations@melloninvestor.com

www.bnymellon.com/shareowner/

equityaccess

Calls from the US +1 866-541 9689

Calls outside the US +1-201-680 6578

Fax +1-201-680 4675

Imprint

Publisher: UBS AG, Zurich and Basel, Switzerland | www.ubs.com Language: English | SAP-No. 80834E-1204

© UBS 2012. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Printed in Switzerland on chlorine-free paper with mineral oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.

1.	UBS Group
8	Recent developments
9	Group results
2.	UBS business divisions and Corporate Center
18	Wealth Management
21	Wealth Management Americas
26	Investment Bank
30	Global Asset Management
35	Retail & Corporate
38	Corporate Center
3.	Risk and treasury management
44	Risk management and control
54	Balance sheet
56	Liquidity and funding
59	Capital management
4.	Financial information (unaudited)
67	Interim consolidated financial statements
75	Notes to the interim consolidated financial statements
101	Supplemental information for UBS AG (Parent Bank) and UBS Limited
Appendix
109	UBS shares
110	Information sources

Third Quarter 2012 Report

UBS and its businesses

We draw on our 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. Our business strategy is centered on our pre-eminent global wealth management businesses and our universal bank in Switzerland. Together with a client-focused Investment Bank and a strong, well-diversified Global Asset Management business, we will expand our premier wealth management franchise and drive further growth across the Group. Headquartered in Zurich and Basel, Switzerland, we have offices in more than 50 countries, including all major financial centers, and employ approximately 64,000 people. UBS AG is the parent company of the UBS Group (Group). Under Swiss company law, UBS AG is organized as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors. The operational structure of the Group comprises the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, the Investment Bank, Global Asset Management and Retail & Corporate.

Wealth Management delivers comprehensive financial services to wealthy private clients around the world except those served by Wealth Management Americas. Its clients benefit from the entire spectrum of UBS resources, ranging from investment management to estate planning and corporate finance advice, in addition to specific wealth management products and services. An open product platform provides clients with access to a wide array of products from third-party providers that complement our own product lines.

Wealth Management Americas provides advice-based solutions through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth and high net worth individuals and families. It includes the domestic US business, the domestic Canadian business and international business booked in the US.

The Investment Bank provides a broad range of products and services in equities, fixed income, foreign exchange and commodities to corporate and institutional clients, sovereign and government bodies, financial intermediaries, alternative asset managers and UBS’s wealth management clients. The Investment Bank is an active participant in capital markets flow activities, including sales, trading and market-making across a broad range of securities. It provides financial solutions to a wide range of clients, and offers advisory and analytics services in all major capital markets.

Global Asset Management is a large-scale asset manager with businesses diversified across regions, capabilities and distribution channels. It offers investment capabilities and styles across all major traditional and alternative asset classes including equities, fixed income, currencies, hedge fund, real estate, infrastructure and private equity that can also be combined into multi-asset strategies. The fund services unit provides professional services, including fund set-up, accounting and reporting for traditional investment funds and alternative funds.

Retail & Corporate delivers comprehensive financial products and services to our retail, corporate and institutional clients in Switzerland. It is an integral part of the universal bank model in Switzerland and delivers growth to our other businesses. It supports them by cross-selling products and services provided by our asset-gathering and investment banking businesses, by referring clients to them and transferring clients to Wealth Management due to increased client wealth.

The Corporate Center provides treasury services, and manages support and control functions for the business divisions and the Group in such areas as risk control, finance, legal and compliance, funding, capital and balance sheet management, management of non-trading risk, communications and branding, human resources, information technology, operations, real estate, procurement, corporate development and service centers. It allocates most of the treasury income, operating expenses and personnel associated with these activities, which we refer to collectively as Corporate Center – Core Functions, to the businesses based on capital and service consumption levels. The Corporate Center also encompasses the Legacy Portfolio, consisting of the centrally managed legacy portfolio formerly in the Investment Bank and the option to acquire the equity of the SNB StabFund.

è	Refer to the “Recent developments” section of this report for more Information on the acceleration of the transformation of the firm

6

UBS Group Management report

Recent developments

Recent developments

Acceleration of the transformation of the firm

In an acceleration of the implementation of our strategy to transform the firm, we are announcing on the publication date of this report further changes to the business of our Investment Bank as well as further plans to improve the long-term efficiency of the Group as a whole.

In the future, our Investment Bank will be focused on advisory, research, equities, foreign exchange and precious metals. We will exit most products and services in our fixed income business, retaining those that are necessary for serving our wealth management clients and clients of our Corporate Advisory franchise. We will retain limited credit and rates trading, along with structured financing capabilities, to support our solutions-focused businesses. Our leading foreign exchange business, including our emerging markets FX capabilities, will continue to be a cornerstone of the Investment Bank’s services.

The businesses and positions to be exited will be managed within the Corporate Center with the aim of managing down the remaining positions several years in the most value-accretive way for shareholders. They will be reported as part of Corporate Center starting in the first quarter of 2013.

The business exits will include a number of the least capital-efficient elements of our fixed income business. We aim to reduce the Investment Bank’s Basel III risk-weighted assets (RWA) to less than CHF 70 billion by the end of 2013, a decrease of over CHF 90 billion from the third quarter of 2012. In addition, we expect to reduce the Group’s funded balance sheet by a further 30%, a reduction of around CHF 300 billion. We are not significantly altering our advisory and capital markets businesses, but will reorganize the existing business functions to serve our clients better and adapt our footprint to the industries that offer the best opportunities. Based upon these changes across the division, we aim to generate a pre-tax return on attributed equity in the Investment Bank of greater than 15% by 2013.

In addition to the changes in the Investment Bank, we are also announcing further measures to improve efficiency across the Group. We are planning to make structural changes that will lower operating costs substantially by 2015. These measures include, among others, lean front-to-back processes, a simplification of our product portfolio and production processes, more focused technology requirements, a reduced real estate footprint and the removal of excess layers of management.

Our investment in these initiatives will be reflected in restructuring charges expected to amount to approximately CHF 500 million in the fourth quarter of 2012 and on average about CHF 1 billion per year for the next three years. We estimate incremental annual cost savings growing to CHF 3.4 billion by 2015, in addition to the CHF 2 billion per year of savings included in the cost reduction program that we announced in 2011 and will complete by the end of 2013.

Impairment of goodwill and other non-financial assets

UBS performs an impairment test on its goodwill assets on an annual basis, or when indicators of impairment exist. An impairment test was performed as of 30 September 2012 with respect to the Investment Bank, based on the business plan approved by the Board of Directors on 29 October 2012. As a result of that impairment test, the Investment Bank recognized a full impairment of CHF 3,030 million for goodwill, as well as additional impairment losses of CHF 15 million and CHF 19 million for other intangibles and property and equipment, respectively.

Centralization of operations units in the Corporate Center

On 1 July 2012, operations units from the business divisions were centralized in the Corporate Center as part of our ongoing efforts to improve our operational effectiveness and heighten our cost efficiency across the firm. Prior to this centralization, charges for operations support provided from one division to another were shown in the respective division’s income statement as services to/from other business divisions without any allocation of the related headcount. With effect from 1 July 2012 on a prospective basis, charges from the centralized operations units are allocated to the business divisions and shown in the respective expense lines of the reportable segments and the related headcount is now allocated to the business divisions. Prior to the transfer to the Corporate Center, Retail & Corporate operations staff provided significant support to other business divisions in Switzerland. Accordingly, the transfer had the effect of increasing personnel and non-personnel expenses as well as decreasing charges for services from other business divisions at Wealth Management, the Investment Bank and Global Asset Management, and of decreasing personnel and non-personnel expenses as well as income from services provided to other divisions at Retail & Corporate. In addition, as a result of the centralization, allocations of personnel have increased by approximately 800 in Wealth Management, 250 in the Investment Bank and 50 in Global Asset Management, with a corresponding decrease of 1,100 in Retail & Corporate.

8

UBS Group

Group results

Third quarter net loss attributable to UBS shareholders was CHF 2,172 million, compared with a profit of CHF 425 million in the second quarter. The pre-tax loss was CHF 2,516 million, compared with a profit of CHF 951 million in the prior quarter, mainly reflecting impairment losses of CHF 3,064 million on goodwill and other non-financial assets in the Investment Bank, as well as an own credit loss of CHF 863 million compared with a gain of CHF 239 million in the prior quarter. Adjusted for the impairment losses, the own credit loss and restructuring releases, we recorded a pre-tax profit of CHF 1,389 million in the third quarter of 2012. In the third quarter, significant increases were seen in net interest and trading revenues excluding own credit, as well as net fee and commission income and other income, partly offset by higher operating expenses. We recorded a tax benefit of CHF 345 million, compared with an expense of CHF 253 million in the prior quarter. Net profit attributable to non-controlling interests decreased from CHF 273 million to CHF 1 million, as the prior quarter reflected dividends on preferred securities.

Income statement

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.12	30.6.12	30.9.11	2Q12	3Q11	30.9.12	30.9.11
Interest income	3,891	4,397	4,372	(12)	(11)	12,418	13,830
Interest expense	(2,360)	(3,004)	(2,512)	(21)	(6)	(7,903)	(8,748)
Net interest income	1,531	1,393	1,861	10	(18)	4,515	5,082
Credit loss (expense)/recovery	(129)	(1)	(89)		45	(94)	(70)
Net interest income after credit loss expense	1,401	1,392	1,771	1	(21)	4,421	5,012
Net fee and commission income	3,919	3,649	3,557	7	10	11,411	11,676
Net trading income	779	1,369	(28)	(43)		3,109	3,900
of which: net trading income excluding own credit	1,641	1,130	(1,793)	45		4,897	2,293
of which: own credit on financial liabilities designated at fair value	(863)	239	1,765			(1,788)	1,608
Other income	188	(1)	1,111		(83)	280	1,339
Total operating income	6,287	6,408	6,412	(2)	(2)	19,221	21,926
Personnel expenses	3,789	3,601	3,758	5	1	11,032	12,090
General and administrative expenses	1,761	1,652	1,411	7	25	4,810	4,307
Depreciation and impairment of property and equipment	184	179	212	3	(13)	521	564
Impairment of goodwill	3,030	0	0			3,030	0
Amortization and impairment of intangible assets	39	26	51	50	(24)	87	97
Total operating expenses	8,803	5,457	5,432	61	62	19,481	17,058
Operating profit before tax	(2,516)	951	980			(260)	4,868
Tax expense/(benefit)	(345)	253	(40)		763	384	763
Net profit	(2,170)	698	1,019			(644)	4,106
Net profit attributable to non-controlling interests	1	273	2	(100)	(50)	275	266
Net profit attributable to UBS shareholders	(2,172)	425	1,018			(920)	3,840

Comprehensive income
Total comprehensive income	(2,129)	2,445	4,181			146	6,217
Total comprehensive income attributable to non-controlling interests	9	337	89	(97)	(90)	271	575
Total comprehensive income attributable to UBS shareholders	(2,138)	2,107	4,092			(126)	5,642

9

Group results

Performance: 3Q12 vs 2Q12

Performance before tax was a loss of CHF 2,516 million in the third quarter of 2012 compared with a profit of CHF 951 million in the prior quarter, mainly reflecting impairment losses of CHF 3,064 million on goodwill and other non-financial assets in the Investment Bank. The third quarter also included an own credit loss on financial liabilities designated at fair value of CHF 863 million, primarily reflecting the tightening of our credit spreads over the quarter compared with an own credit gain of CHF 239 million in the prior quarter.

We calculate adjusted results that exclude items considered non-recurring or that management believes are not representative of the underlying performance of our business (such adjusted results are non-GAAP financial measures as defined by SEC guidelines). For the third quarter of 2012, these items are the abovementioned impairment losses of CHF 3,064 million, the own credit loss of CHF 863 million and a net release of restructuring provisions of CHF 22 million. The adjusted second quarter 2012 result excluded the own credit gain of CHF 239 million, a credit of CHF 84 million related to changes to our retiree medical and life insurance plan in the US and net restructuring charges of CHF 9 million. On this adjusted basis, pre-tax profit increased in the third quarter by CHF 752 million to CHF 1,389 million. This increase resulted mainly from a CHF 649 million improvement in net interest and trading revenues, partly as the prior quarter included a loss of CHF 349 million related to the Facebook initial public offering (IPO). Furthermore, net fee and commission income increased by CHF 270 million on modest increases in client activity and other income increased by CHF 189 million. On an adjusted basis, operating expenses increased by CHF 229 million to CHF 5,761 million, mainly due to higher expenses for total variable compensation reflecting improved profitability as well as higher legal fees and increased net charges for provisions for litigation, regulatory and similar matters.

è	Refer to the “Recent developments” section of this report for more information

Operating income: 3Q12 vs 2Q12

Total operating income was CHF 6,287 million compared with CHF 6,408 million. Excluding the impact of own credit, operating income increased by CHF 981 million to CHF 7,150 million.

Net interest and trading income

Net interest and trading income decreased by CHF 453 million to CHF 2,309 million. The third quarter included an own credit loss on financial liabilities designated at fair value of CHF 863 million compared with an own credit gain of CHF 239 million in the prior quarter.

Excluding the impact of own credit, net interest and trading income improved by CHF 649 million, including an increase of CHF 361 million in the Investment Bank, primarily in our equities trading business, as well as a CHF 286 million increase in the Corporate Center.

Equities net interest and trading revenues increased by CHF 479 million, mainly reflecting higher cash trading revenues, primarily as the prior quarter included the loss related to the Facebook IPO. The improved results also reflected higher derivatives trading revenues.

Fixed income, currencies and commodities (FICC) net interest and trading income declined by CHF 79 million. The third quarter included a debit valuation adjustment loss of CHF 98 million compared with a gain of CHF 35 million in the second quarter. Macro revenues improved as rates revenues were higher on increased client trading in long-end and non-linear interest rates, while foreign exchange revenues decreased due to lower volumes and reduced volatility.

Net interest and trading income

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.12	30.6.12	30.9.11	2Q12	3Q11	30.9.12	30.9.11

Net interest and trading income
Net interest income	1,531	1,393	1,861	10	(18)	4,515	5,082
Net trading income	779	1,369	(28)	(43)		3,109	3,900
Total net interest and trading income	2,309	2,762	1,833	(16)	26	7,624	8,982
Wealth Management	689	683	775	1	(11)	2,059	2,143
Wealth Management Americas	304	311	307	(2)	(1)	937	858
Investment Bank	1,336	975	(1,010)	37		4,209	2,849
Global Asset Management	(3)	3	1			5	(4)
Retail & Corporate	620	610	702	2	(12)	1,833	2,023
Corporate Center	(636)	180	1,059			(1,420)	1,112
of which: own credit on financial liabilities designated at fair value	(863)	239	1,765			(1,788)	1,608
Total net interest and trading income	2,309	2,762	1,833	(16)	26	7,624	8,982

10

UBS Group

Credit loss (expense)/recovery

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.12	30.6.12	30.9.11	2Q12	3Q11	30.9.12	30.9.11
Wealth Management	0	1	0	(100)		0	10
Wealth Management Americas	2	(1)	(1)			1	(1)
Investment Bank	3	19	3	(84)	0	36	5
Retail & Corporate	(13)	(12)	(81)	8	(84)	(8)	(88)
Corporate Center	(122)	(8)	(9)			(124)	3
of which: related to Legacy Portfolio	(122)	(8)	(9)			(124)	4
Total	(129)	(1)	(89)		45	(94)	(70)

Excluding own credit, net interest and trading revenues in the Corporate Center increased by CHF 286 million. This increase was mainly due to the revaluation of our option to acquire the SNB StabFund’s equity reported in the Legacy Portfolio, which resulted in a gain of CHF 263 million in the third quarter compared with a gain of CHF 45 million in the prior quarter. Furthermore, the third quarter included a hedge ineffectiveness gain of CHF 106 million arising from the basis risk inherent within our macro cash flow hedge accounting model, which is reflected in Corporate Center – Core Functions, compared with a loss of CHF 70 million in the prior quarter.

Net interest and trading income was stable in Wealth Management, Wealth Management Americas and Retail & Corporate.

è	Refer to “Note 3 Net interest and trading income” in the “Financial information” section of this report for more information
è	Refer to “Note 13b Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit
è

Refer to the “Non-trading portfolios – valuation and sensitivity information by instrument category” section in the “Risk management and control” section of this report for more information on changes in the value of our option to acquire the SNB StabFund’s equity

Credit loss expense/recovery

We recorded a net credit loss expense of CHF 129 million in the third quarter compared with a net expense of CHF 1 million in the prior quarter. The third quarter net credit loss expense mainly reflected an impairment charge related to certain student loan auction rate securities that have been sold, or are expected to be sold, in the fourth quarter of 2012. The aggregate effect of these transactions on Basel III risk-weighted assets is a CHF 0.7 billion reduction recognized in the third quarter and a further reduction of approximately CHF 5 billion expected to be recognized in the fourth quarter. In addition, the net credit loss expense of CHF 129 million includes a CHF 11 million increase in collective loan loss allowances in Retail & Corporate.

Net fee and commission income

Net fee and commission income increased by CHF 270 million to CHF 3,919 million.

Total underwriting fees increased by CHF 136 million to CHF 436 million, including an increase of CHF 93 million in debt underwriting, primarily in the Investment Bank. Portfolio management and advisory fees increased by CHF 60 million to CHF 1,509 million, reflecting higher performance fees in Global Asset Management, as well as increased revenues in Wealth Management and Wealth Management Americas. Investment fund fees increased by CHF 36 million to CHF 907 million, mainly in Wealth Management due to higher client activity and increased average invested assets. Merger and acquisition and corporate finance fees increased by CHF 36 million to CHF 172 million, mainly in the Investment Bank.

è	Refer to “Note 4 Net fee and commission income” in the “Financial information” section of this report for more information

Other income

Other income was CHF 188 million in the third quarter compared with negative CHF 1 million in the second quarter, mainly as the second quarter included a loss related to the sale of a portfolio underlying the previously disclosed settlement with MBIA. Other income from associates and subsidiaries increased by CHF 25 million to CHF 45 million, mainly due to the reclassification from other comprehensive income of net foreign currency translation gains related to dormant subsidiaries, as well as an increase in our share of net profits of associates. Income from financial investments available-for-sale rose by CHF 30 million to CHF 69 million, reflecting higher net gains from disposals as well as lower impairment charges.

è	Refer to “Note 5 Other income” in the “Financial information” section of this report for more information

Operating expenses: 3Q12 vs 2Q12

Total operating expenses increased by CHF 3,346 million to CHF 8,803 million, mainly reflecting impairment losses of CHF 3,064 million on goodwill and other non-financial assets in the Investment Bank. The third quarter included a net release of restructuring provisions of CHF 22 million, compared with net restructuring charges of CHF 9 million in the prior quarter. The second quarter also included a credit to personnel

11

Group results

expenses of CHF 84 million related to changes to a retiree benefit plan in the US. On an adjusted basis excluding these items, operating expenses increased by CHF 229 million to CHF 5,761 million.

Personnel expenses

Personnel expenses increased by CHF 188 million to CHF 3,789 million. The third quarter included a release of CHF 18 million in personnel-related restructuring provisions compared with CHF 21 million in the second quarter. On an adjusted basis excluding restructuring as well as the effects of changes to a retiree benefit plan in the US in the second quarter, personnel expenses increased by CHF 101 million. Expenses for total variable compensation, which includes discretionary bonus as well as other variable compensation, increased to CHF 773 million in the third quarter compared with CHF 609 million in the prior quarter, reflecting improved adjusted profitability. Expenses for variable compensation included a charge of CHF 282 million for the amortization of deferred compensation awards from prior years compared with CHF 307 million in the prior quarter. Salary expenses decreased by CHF 127 million to CHF 1,615 million, mainly reflecting the seasonal effect of vacation accruals, as well as a one-time net credit of CHF 31 million from changes to the rules for the Swiss long-service and sabbatical awards announced in the third quarter.

è	Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information

General and administrative expenses

General and administrative expenses increased by CHF 109 million to CHF 1,761 million in the third quarter.

Expenses for professional fees increased by CHF 79 million to CHF 261 million, mainly reflecting increased legal fees. Net charges for provisions for litigation, regulatory and similar matters increased by CHF 58 million. These increases were partly offset as costs for marketing and public relations decreased by CHF 26 million to CHF 127 million, mainly as the prior quarter included higher costs in relation to our 150th anniversary, which included the education initiative we launched to mark the occasion.

The levy imposed by the UK on bank liabilities is expected to increase general and administrative expenses in the Investment

Bank by approximately CHF 130 million in the fourth quarter of 2012. Third quarter results were not affected by this levy.

è	Refer to “Note 7 General and administrative expenses” in the “Financial information” section of this report for more information

Depreciation, impairment and amortization

Depreciation and impairment of property and equipment was CHF 184 million, an increase of CHF 5 million from the prior quarter. The third quarter included impairment charges of CHF 19 million in the Investment Bank, compared with a CHF 14 million impairment charge related to restructuring in the prior quarter.

Impairment of goodwill was CHF 3,030 million in the third quarter.

Amortization and impairment of intangible assets was CHF 39 million, compared with CHF 26 million, due to an impairment of intangible assets of CHF 15 million in the third quarter.

è	Refer to “Note 8 Impairment of goodwill and other non-financial assets” in the “Financial information” section of this report for more information

Tax: 3Q12 vs 2Q12

We recognized a net income tax benefit of CHF 345 million in the third quarter of 2012. This includes a net increase in deferred tax assets recognized in the quarter of CHF 355 million mainly relating to the quarterly tax effects of a projected Swiss taxable loss for the year. In addition, a net tax benefit of CHF 75 million arose from the release of provisions in respect of tax positions that had previously been uncertain. These benefits were partially offset by tax expenses of CHF 85 million in respect of the taxable profits of Group entities.

For the second quarter of 2012, we recognized an income tax expense of CHF 253 million, which mainly related to the amortization of Swiss deferred tax assets.

Operating profit before tax by business divisions and Corporate Center

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.12	30.6.12	30.9.11	2Q12	3Q11	30.9.12	30.9.11
Wealth Management	600	502	888	20	(32)	1,905	2,205
Wealth Management Americas	219	200	139	10	58	610	391
Investment Bank	(2,870)	(130)	(2,101)			(2,271)	(754)
Global Asset Management	124	118	79	5	57	398	310
Retail & Corporate	409	399	683	3	(40)	1,383	1,508
Corporate Center	(998)	(138)	1,292			(2,286)	1,208
Total operating profit before tax	(2,516)	951	980			(260)	4,868

12

UBS Group

Net profit attributable to non-controlling interests:

3Q12 vs 2Q12

Net profit attributable to non-controlling interests was CHF 1 million compared with CHF 273 million in the prior quarter. In the third quarter, no event occurred triggering dividend obligations for preferred securities, and no preferred securities dividends not previously accrued were paid. In the second quarter, dividends of CHF 187 million were paid for preferred securities, for which no accrual was required to be established in a prior period. Additionally, an accrual of CHF 84 million was made in the second quarter for future dividend payments for preferred securities, triggered by the dividend payment to UBS shareholders in May 2012.

Total comprehensive income attributable to

UBS shareholders: 3Q12 vs 2Q12

Total comprehensive income attributable to UBS shareholders was negative CHF 2,138 million, reflecting the net loss attributable to UBS shareholders of CHF 2,172 million and other comprehensive income (OCI) attributable to UBS shareholders of CHF 34 million (net of tax). Third-quarter OCI included foreign currency translation losses of CHF 233 million predominantly related to the 1% weakening of the US dollar against the Swiss franc. This was more than offset by cash flow hedge gains of CHF 196 million, mainly reflecting a decline in long-term interest rates, and gains on financial investments available-for-sale of CHF 65 million.

In the second quarter of 2012, total comprehensive income attributable to UBS shareholders was a gain of CHF 2,107 million, reflecting OCI attributable to UBS shareholders of CHF 1,682 million (net of tax) and net profit attributable to UBS shareholders of CHF 425 million. Second-quarter OCI included foreign currency translation gains of CHF 989 million and cash flow hedge gains of CHF 652 million.

è	Refer to the “Statement of comprehensive income” in the “Financial information” section of this report for more information

Performance by reporting segment: 3Q12 vs 2Q12

The management discussion and analysis by reporting segment is provided in the “UBS business divisions and Corporate Center” section of this report.

Key figures and personnel: 3Q12 vs 2Q12

Cost/income ratio

The cost/income ratio was 137.2% in the third quarter of 2012 compared with 85.1% in the prior quarter. On an adjusted basis excluding impairment losses on goodwill and other non-financial assets in the Investment Bank, own credit, restructuring and the credit to personnel expenses related to changes to a retiree benefit plan in the US in the second quarter, the cost/income ratio improved to 79.1% from 89.6%, against a target range of 65% to 75%.

BIS risk-weighted assets

Risk-weighted assets (RWA) measured on a Basel 2.5 basis declined by CHF 4.4 billion to CHF 210.3 billion from the end of the second quarter to the end of the third as a result of decreases in market risk RWA of CHF 7.9 billion, primarily in the Investment Bank. This was partially offset by higher credit risk RWA of CHF 3.5 billion reflecting increases in Retail & Corporate as well as in Wealth Management, mainly due to a recalibration of risk parameters.

Our estimated pro-forma Basel III1 RWA on a fully applied basis were CHF 301 billion at the end of the third quarter, declining CHF 4 billion compared with the prior quarter mainly as a result of lower Basel 2.5 RWA.

è	Refer to the “Investment Bank”, “Legacy Portfolio” and “Capital management” sections of this report for more information

1  Basel III information provided throughout this report is not required to be presented because Basel III requirements are not yet in effect. Such measures are non-GAAP financial measures as defined by SEC guidelines. We nevertheless include information on the basis of Basel III requirements because they will become effective 1 January 2013 and will significantly affect our RWA and eligible capital. The calculation of our pro-forma Basel III risk-weighted assets combines existing Basel 2.5 risk-weighted assets, a revised treatment for low-rated securitization exposures which are no longer deducted from capital but are risk-weighted at 1250%, and new model-based capital charges. Some of these new models still require regulatory approval and therefore our pro-forma calculations include estimates (discussed with our primary regulator) of the effect of these new capital charges which will be refined as models and the associated systems are enhanced.

Net new money1

	For the quarter ended			Year-to-date
CHF billion	30.9.12	30.6.12	30.9.11	30.9.12	30.9.11
Wealth Management	7.7	9.5	3.8	23.9	20.5
Wealth Management Americas	4.6	3.7	4.0	12.5	10.2
Global Asset Management	1.7	(3.5)	(2.6)	(10.0)	4.1
of which: non-money market flows	(0.7)	1.2	(1.2)	(2.2)	9.5
of which: money market flows	2.5	(4.7)	(1.3)	(7.8)	(5.3)

1  Net new money excludes interest and dividend income.

13

Group results

Invested assets

	As of			% change from
CHF billion	30.9.12	30.6.12	30.9.11	30.6.12	30.9.11
Wealth Management	816	783	720	4	13
Wealth Management Americas	783	757	651	3	20
Global Asset Management	588	569	524	3	12

Net new money

Wealth Management net new money was CHF 7.7 billion compared with CHF 9.5 billion in the previous quarter as each region reported positive net new money flows. Net inflows were strongest in Asia Pacific and emerging markets as well as on a global basis from ultra high net worth clients.

In Wealth Management Americas, net new money totaled CHF 4.6 billion or USD 4.8 billion compared with CHF 3.7 billion or USD 3.8 billion in the prior quarter. This increase was driven largely by stronger inflows from financial advisors employed with UBS for more than one year and by the effect in the prior quarter of annual outflows to cover client income tax payments.

Excluding money market flows, Global Asset Management recorded net new money outflows of CHF 0.7 billion compared with net inflows of CHF 1.2 billion in the prior quarter. This was mainly due to net outflows from clients of UBS’s wealth management businesses of CHF 1.0 billion in the third quar-

ter, partly offset by net inflows from third parties of CHF 0.3 billion.

è	Refer to the various discussions of net new money flows in the “UBS business divisions and Corporate Center” section of this report for more information

Invested assets

Invested assets in Wealth Management rose by CHF 33 billion to CHF 816 billion during the quarter, primarily due to positive market performance and strong net new money inflows. In Wealth Management Americas, invested assets increased by CHF 26 billion to CHF 783 billion. In US dollar terms, invested assets increased by USD 35 billion to USD 832 billion, reflecting strong market performance and net new money inflows. Global Asset Management invested assets increased by CHF 19 billion to CHF 588 billion, mainly as a result of positive market movements.

è	Refer to the various discussions of invested assets in the “UBS business divisions and Corporate Center” section of this report for more information

Personnel by business divisions and Corporate Center

	As of			% change from
Full-time equivalents	30.9.12	30.6.12	30.9.11	30.6.12	30.9.11
Wealth Management	16,340	15,444	16,244	6	1
Wealth Management Americas	16,182	16,132	16,246	0	0
Investment Bank	16,655	16,432	17,622	1	(5)
Global Asset Management	3,799	3,719	3,785	2	0
Retail & Corporate	10,227	11,268	11,493	(9)	(11)
Corporate Center	542	526	532	3	2
Total	63,745	63,520	65,921	0	(3)
of which: Corporate Center personnel (before allocations)[1]	25,781	25,612	26,929	1	(4)
[1] Please note that some of the comparative figures in this table differ from those originally published in quarterly and annual reports (for example following organizational changes).
Personnel by region
	As of			% change from
Full-time equivalents	30.9.12	30.6.12	30.9.11	30.6.12	30.9.11
Switzerland	22,590	22,517	23,590	0	(4)
UK	6,613	6,544	6,934	1	(5)
Rest of Europe	4,184	4,117	4,252	2	(2)
Middle East and Africa	176	172	157	2	12
USA	21,376	21,386	21,999	0	(3)
Rest of Americas	1,189	1,196	1,189	(1)	0
Asia Pacific	7,617	7,588	7,801	0	(2)
Total	63,745	63,520	65,921	0	(3)

14

UBS Group

Personnel

We employed 63,745 personnel as of 30 September 2012 compared with 63,520 personnel as of 30 June 2012.

The number of personnel reported in each business division was affected by changes to the divisional allocation of personnel due to the centralization of operations units in the Corporate Center. Please refer to the “Recent developments” section of this report for more information. Excluding this effect, personnel increased by approximately 100 in Wealth Management, mainly reflecting an increase in non-client advisor staff as well as a slight increase in client advisors, by approximately 50 in Retail & Corporate, as the third quarter included the annual intake of more than 100 apprentices, and by approximately 50 in Wealth Management Americas as a result of increases related to the graduate training program as well as the hiring of experienced financial advisors. Excluding the changes in allocation of personnel, the number of personnel in Global Asset Management and Investment Bank was stable.

Performance: 9M12 vs 9M11

Net loss attributable to UBS shareholders was CHF 920 million in the first nine months of 2012 compared with a profit of CHF 3,840 million in the same period of 2011.

   Operating profit before tax was a loss of CHF 260 million compared with a profit of CHF 4,868 million. We calculate adjusted results that exclude items considered non-recurring or that management believes are not representative of the underlying performance of our business (such adjusted results are non-GAAP financial measures as defined by SEC guidelines). The first nine months of 2012 included impairment losses of CHF 3,064 million on goodwill and other non-financial assets in the Investment Bank, as well as an own credit loss on financial liabilities designated at fair value of CHF 1,788 million compared with a gain of CHF 1,608 million in the same period a year earlier. The first nine months of 2012 also included credits to personnel expenses of CHF 485 million and CHF 84 million related to changes to our Swiss pension plan and a retiree benefit plan in the US, respectively. Restructuring charges were CHF 113 million compared with CHF 368 million. The first nine months of 2011 also included a loss of CHF 1,849 million related to the unauthorized trading incident and a gain of CHF 722 million on the sale of our strategic investment portfolio. Excluding these items, adjusted pre-tax profit declined by CHF 619 million to CHF 4,136 million from CHF 4,755 million.

è

Refer to the “Certain items affecting our results in 2011” sidebar in the “UBS results” section of our Annual Report 2011 for more information on the unauthorized trading incident and the sale of our strategic investment portfolio

Total operating income decreased by CHF 2,705 million to CHF 19,221 million, mainly due to an own credit loss on financial liabil-

ities designated at fair value of CHF 1,788 million compared with a gain of CHF 1,608 million a year earlier. The first nine months of 2011 also included a loss of CHF 1,849 million related to the unauthorized trading incident and a gain of CHF 722 million on the sale of our strategic investment portfolio. On an adjusted basis excluding these items, operating income declined by CHF 436 million to CHF 21,009 million from CHF 21,445 million. Net fee and commission income declined by CHF 265 million, reflecting a decline of CHF 356 million in net brokerage fees and a CHF 248 million decline in merger and acquisition and corporate finance fees, partly offset by an increase of CHF 201 million in underwriting fees and a CHF 184 million increase in portfolio management and advisory fees. Adjusted net interest and trading revenues increased by CHF 189 million, with an increase in the Legacy Portfolio, mainly as the revaluation of our option to acquire the SNB StabFund’s equity resulted in a gain of CHF 435 million in the first nine months of 2012 compared with a loss of CHF 4 million in the corresponding period of 2011. Net interest and trading income in FICC increased by CHF 142 million. Revenues in credit, macro and emerging markets businesses improved. The first nine months of 2012 included a debit valuation adjustment loss of CHF 115 million compared with a gain of CHF 433 million in the corresponding period of 2011. Adjusted net interest and trading income in equities declined by CHF 657 million due to reduced client activity and lower market volumes mostly in cash and derivatives, as well as the aforementioned loss of CHF 349 million related to the Facebook IPO.

   Total operating expenses increased by CHF 2,423 million to CHF 19,481 million, mainly due to impairment losses of CHF 3,064 million on goodwill and other non-financial assets in the Investment Bank. Personnel expenses decreased by CHF 1,058 million to CHF 11,032 million, while general and administrative expenses increased by CHF 503 million to CHF 4,810 million. The first nine months of 2012 included credits to personnel expenses of CHF 485 million and CHF 84 million related to changes to our Swiss pension plan and a retiree benefit plan in the US, respectively. Expenses for total variable compensation, which includes discretionary bonus as well as other variable compensation, were CHF 2,442 million in the first nine months of 2012 compared with CHF 3,179 million. Expenses for variable compensation included a charge of CHF 959 million for the amortization of deferred compensation awards from prior years compared with CHF 1,282 million. Financial advisor compensation in Wealth Management Americas increased by CHF 283 million.

General and administrative expenses increased by CHF 503 million to CHF 4,810 million mainly due to increased net charges for provisions for litigation, regulatory and similar matters, higher costs for outsourcing of IT and other services, increased expenses for marketing and public relations as well as higher professional fees. An impairment of goodwill of CHF 3,030 million was recognized in 2012.

15

UBS business divisions and Corporate Center Management report

Wealth Management

Wealth Management

A solid pre-tax profit of CHF 600 million was recorded in the third quarter compared with CHF 502 million in the previous quarter. The gross margin on invested assets remained stable at 89 basis points. Wealth Management continued to report strong business growth with net new money of CHF 7.7 billion compared with CHF 9.5 billion in the previous quarter as well as growth in loans and deposits. Invested assets increased to CHF 816 billion from CHF 783 billion.

Business division reporting

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.12	30.6.12	30.9.11	2Q12	3Q11	30.9.12	30.9.11
Net interest income	495	497	503	0	(2)	1,470	1,481
Net fee and commission income	1,086	1,041	988	4	10	3,206	3,407
Net trading income	194	186	272	4	(29)	589	662
Other income	15	10	415	50	(96)	27	412
Income	1,789	1,733	2,178	3	(18)	5,293	5,962
Credit loss (expense)/recovery	0	1	0	(100)		0	10
Total operating income	1,789	1,734	2,178	3	(18)	5,293	5,972
Personnel expenses	799	747	846	7	(6)	2,105	2,509
General and administrative expenses	327	343	296	(5)	10	946	876
Services (to)/from other business divisions	22	100	72	(78)	(69)	215	225
Depreciation and impairment of property and equipment	39	40	44	(3)	(11)	116	122
Amortization and impairment of intangible assets	1	2	31	(50)	(97)	5	35
Total operating expenses[1]	1,189	1,232	1,290	(3)	(8)	3,387	3,767
Business division performance before tax	600	502	888	20	(32)	1,905	2,205

Key performance indicators[2]
Pre-tax profit growth (%)	19.5	(37.5)	32.1			(13.6)	19.4
Cost/income ratio (%)	66.5	71.1	59.2			64.0	63.2
Net new money growth (%)[3]	3.9	4.9	2.0			4.2	3.6
Gross margin on invested assets (bps)[4]	89	89	120			91	105

Additional information
Average attributed equity (CHF billion)[5]	3.7	3.8	5.0	(3)	(26)
Return on attributed equity (RoaE) (%)						66.3	58.8
BIS risk-weighted assets (CHF billion)[6]	18.2	16.5	16.7	10	N/A
Return on risk-weighted assets, gross (%)[7]						42.2	47.6
Goodwill and intangible assets (CHF billion)	1.4	1.4	1.4	0	0
Net new money (CHF billion)[3]	7.7	9.5	3.8			23.9	20.5
Invested assets (CHF billion)	816	783	720	4	13
Client assets (CHF billion)	948	913	847	4	12
Loans, gross (CHF billion)	84.9	81.7	74.2	4	14
Due to customers (CHF billion)	181.7	177.3	163.8	2	11
Personnel (full-time equivalents)	16,340	15,444	16,244	6	1
Client advisors (full-time equivalents)	4,111	4,102	4,252	0	(3)

1  Operating expenses include restructuring provision releases of CHF 4 million in the third quarter of 2012, restructuring charges of CHF 1 million in the second quarter of 2012 and restructuring charges of CHF 85 million in the third quarter of 2011.    2  For the definitions of our key performance indicators (KPI), refer to the “Measurement of performance” section of our Annual Report 2011.    3  Net new money excludes interest and dividend income.    4  Excludes any effect on profit or loss from a property fund: a realized gain due to partial repayment of fund shares of CHF 2 million in the third quarter 2012 and negative valuation adjustments of CHF 27 million in the third quarter of 2011.    5  Refer to the “Capital management” section of this report for more information about the equity attribution framework.    6  Data reported as of 30 September 2012 and 30 June 2012 is disclosed in accordance with the Basel 2.5 framework. Data as of 30 September 2011 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information.    7  Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011.

18

UBS business divisions and Corporate Center

Regional breakdown of key figures1

As of or for the quarter ended 30.9.12	Europe	Asia Pacific	Switzerland	Emerging markets	of which: ultra high net worth		of which: Global Family Office[2]
Net new money (CHF billion)	0.6	3.8	1.1	2.4	4.8		(0.8)
Net new money growth (%)[3,4]	0.7	8.3	3.1	8.1	5.7		(7.9)
Invested assets (CHF billion)	347	190	146	125	352		41
Gross margin on invested assets (bps)	88	81	102	91	54		34[5]
Client advisors (full-time equivalents)	1,630	961	790	658	810	[6]	–[7]

1  Based on the Wealth Management business area structure, and excluding minor functions with 72 client advisors, CHF 8 billion of invested assets, and CHF 0.2 billion of net new money outflows which are mainly attributable to the employee share and option plan service provided to corporate clients and their employees.    2  Joint venture between Wealth Management and the Investment Bank. Since June 2012, Global Family Office is reported as a sub-segment of ultra high net worth and is included in the ultra high net worth figures.    3  Net new money excludes interest and dividend income.    4  Net new money growth (%) is computed from 30 June 2012 figures.    5  Gross margin includes income booked in the Investment Bank. Gross margin only based on income booked in Wealth Management is 18 basis points.    6  Dedicated ultra high net worth units: 591 client advisors. Non-dedicated ultra high net worth units: 219 client advisors.    7  Not meaningful.

Results: 3Q12 vs 2Q12

Operating income

Total operating income increased by CHF 55 million to CHF 1,789 million from CHF 1,734 million, mainly reflecting a rise in recurring fees on higher invested assets.

Net interest income decreased by CHF 2 million to CHF 495 million. Net interest income benefited from the growth in volumes of loans and deposits as well as improved treasury-related revenues. This was more than offset by lower deposit margins, reflecting historically low interest rates, which continued to affect income from our replication portfolios. Loan margins increased slightly.

è	Refer to the “Interest rate and currency management” section of our Annual Report 2011 for more information on our replication portfolios

Net fee and commission income increased by CHF 45 million to CHF 1,086 million, mainly reflecting higher recurring fees resulting from an increase in the invested asset base. Transaction-based revenues were slightly higher as client activity increased especially towards the end of the quarter.

Net trading income increased by CHF 8 million to CHF 194 million, mainly reflecting higher treasury-related trading income while foreign exchange-related revenues remained stable.

Other income was CHF 15 million, up from CHF 10 million in the previous quarter, mainly reflecting a valuation adjustment related to our investment in SIX Group following the divestment of a participation by the SIX Group.

Operating expenses

Total operating expenses decreased to CHF 1,189 million from CHF 1,232 million, mainly reflecting lower charges for provisions for litigation, regulatory and similar matters and certain credits to personnel costs mentioned below, partly offset by higher accruals for variable compensation.

On 1 July 2012 operations units from the business divisions were centralized in the Corporate Center. As Wealth Management previously obtained significant operational support from

Retail & Corporate, the centralization and subsequent reallocation of operations units had the effect in the third quarter of reducing net charges for services from other business divisions by CHF 79 million and increasing personnel costs by CHF 46 million and non-personnel costs by CHF 33 million. In addition, at the time of the centralization of operations units, an adjustment of 2012 prior-period operations-related charges to Wealth Management resulted in a credit to operating expenses of CHF 26 million, of which CHF 16 million was credited to personnel expenses.

è	Refer to the “Recent developments” section in this report for more information on changes related to the centralization of operations units

Personnel expenses increased to CHF 799 million from CHF 747 million, mainly reflecting the effects of the abovementioned centralization of operations units and higher variable compensation accruals. This was partly offset by the seasonal effect of vacation accruals as well as a one-time credit from changes to the rules for the Swiss long-service and sabbatical awards. In addition, personnel expenses were reduced by the abovementioned credit of CHF 16 million.

General and administrative expenses decreased by CHF 16 million to CHF 327 million. An increase due to the abovementioned operations shift was more than offset by reduced charges for provisions for litigation, regulatory and similar matters as the previous quarter included charges related to the 2007 to 2009 financial crisis.

Charges for services from other business divisions were CHF 22 million, down CHF 78 million from CHF 100 million in the previous quarter, mainly reflecting the absence of the operations charges from Retail & Corporate due to the abovementioned centralization of operations units.

Cost/income ratio

The cost/income ratio was 66.5%. On an adjusted basis excluding restructuring charges, the cost/income ratio improved 4.3 percentage points to 66.7% from the previous quarter, reflecting increased income as well as a decrease in expenses. The ratio was within our target range of 60% to 70%.

19

Wealth Management

Net new money growth

The annualized net new money growth rate was 3.9% compared with 4.9% in the previous quarter, within our target range of 3% to 5%.

Net new money was CHF 7.7 billion compared with CHF 9.5 billion in the previous quarter as each region reported positive net new money flows. Net inflows were strongest in Asia Pacific and emerging markets as well as on a global basis from ultra high net worth clients.

Invested assets

Invested assets rose during the quarter by CHF 33 billion to CHF 816 billion, primarily due to positive market performance and strong net new money inflows. Currency developments had a negligible effect in the third quarter.

Gross margin on invested assets

The gross margin for the quarter was unchanged at 89 basis points and remained below our target range of 95 to 105 basis points as the 3% increase in income was offset by a 3% increase in the average asset base.

Personnel: 3Q12 vs 2Q12

Wealth Management employed 16,340 personnel on 30 September 2012 compared with 15,444 on 30 June 2012. The abovementioned centralization and subsequent reallocation of personnel from operations units led to an increase of approximately 800 personnel. Excluding this effect, personnel increased by approximately 100, mainly reflecting an increase in non-client advisor staff.

The number of client advisors increased to 4,111 from 4,102 in the prior quarter as hiring continued in the strategic growth areas of Asia Pacific and emerging markets, with reductions in more established markets.

Results: 9M12 vs 9M11

Pre-tax profit in the first nine months of 2012 decreased by CHF 300 million to CHF 1,905 million from CHF 2,205 million in the corresponding period of 2011, which included a gain of CHF 433 million from the sale of our strategic investment portfolio in the third quarter of 2011. The first nine months of 2012 included a credit to personnel expenses of CHF 237 million related to changes to our Swiss pension plan. Adjusted for these one-time items and restructuring charges, pre-tax profit decreased by CHF 180 million.

Total operating income decreased by CHF 679 million to CHF 5,293 million. Adjusted for the sale of our strategic investment portfolio in 2011, total operating income decreased by CHF 246 million or 4%.

Net interest income decreased by CHF 11 million to CHF 1,470 million. The interest income for the first nine months of 2012 included the beneficial effects of increases in client deposits and lending volumes. However, this was offset by the absence of CHF 104 million in interest income related to the strategic investment portfolio sold in the third quarter of 2011 as well as increased charges and costs related to the multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury.

Net fee and commission income decreased by CHF 201 million to CHF 3,206 million for the first nine months of 2012. This decrease was mainly attributable to lower income in the first six months of 2012 compared with the same period in the previous year. In the third quarter of 2012 we reported CHF 58 million higher fee income than in the third quarter of 2011 when adjusted for a line reclassification in the third quarter of 2011. Recurring fees for the first nine months of 2012 decreased compared with the corresponding period in 2011, mainly as the higher share of low margin products and increased business growth in low margin segments and markets more than offset the higher average asset base. Lower non-recurring fees mainly reflected subdued client activity compared with the first nine months of 2011.

Trading income decreased to CHF 589 million from CHF 662 million in the first nine months of 2011, mainly due to lower treasury-related income.

Other income in the first nine months of 2012 was CHF 27 million compared with CHF 412 million in the first nine months of 2011, which included the abovementioned gain from the sale of our strategic investment portfolio. Credit loss expenses were zero in the first nine months of 2012 compared with a recovery of CHF 10 million in the first nine months of the previous year.

Total operating expenses were down by CHF 380 million to CHF 3,387 million, mainly due to a credit to personnel expenses of CHF 237 million related to changes to our Swiss pension plan. Furthermore, the first nine months of 2011 included restructuring charges of CHF 85 million compared with restructuring charges of CHF 9 million in the 2012 period. On an adjusted basis excluding these factors, operating expenses decreased by CHF 67 million to CHF 3,615 million.

Personnel expenses decreased by CHF 404 million to CHF 2,105 million. On an adjusted basis excluding the abovementioned Swiss pension plan credit and restructuring charges, personnel expenses declined by CHF 115 million, mainly due to reduced personnel levels and lower accruals for variable compensation.

    Non-personnel expenses were CHF 1,282 million compared with CHF 1,258 million in the first nine months of 2011, reflecting higher charges for provisions for litigation, regulatory and similar matters as well as the net effect of several organizational changes including the abovementioned centralization of operations units. This was partly offset by lower costs for the amortization of intangible assets and lower costs from services from other divisions. On an adjusted basis excluding restructuring charges, non-personnel expenses increased by CHF 48 million.

20

UBS business divisions and Corporate Center

Wealth Management Americas

Wealth Management Americas recorded its third consecutive record quarterly pre-tax profit, earning USD 230 million compared with USD 211 million in the prior quarter. Operating income increased 3%, primarily on higher client activity, and was partly offset by a 2% increase in operating expenses. The result benefited from realized gains of USD 66 million on sales of financial investments in the available-for-sale portfolio compared with USD 63 million in the second quarter. Net new money improved to USD 4.8 billion from USD 3.8 billion in the previous quarter.

Business division reporting – in US dollars

	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.12	30.6.12	30.9.11	2Q12	3Q11	30.9.12	30.9.11
Net interest income	195	206	237	(5)	(18)	619	611
Net fee and commission income	1,229	1,193	1,142	3	8	3,575	3,429
Net trading income	122	124	129	(2)	(5)	382	374
Other income	83	65	45	28	84	208	95
Income	1,629	1,587	1,553	3	5	4,784	4,509
Credit loss (expense)/recovery	2	(1)	(1)			1	(1)
Total operating income	1,631	1,587	1,552	3	5	4,786	4,507
Personnel expenses	1,143	1,124	1,102	2	4	3,390	3,271
Financial advisor compensation[1]	606	587	575	3	5	1,772	1,674
Compensation commitments and advances related to recruited financial advisors[2]	169	169	154	0	10	506	452
Salaries and other personnel costs	368	367	373	0	(1)	1,111	1,145
General and administrative expenses	223	215	237	4	(6)	636	666
Services (to)/from other business divisions	(5)	(4)	(3)	(25)	(67)	(11)	(8)
Depreciation and impairment of property and equipment	27	27	32	0	(16)	80	83
Amortization and impairment of intangible assets	14	14	14	0	0	41	41
Total operating expenses[3,4]	1,402	1,375	1,382	2	1	4,136	4,053
Business division performance before tax	230	211	170	9	35	650	454

Key performance indicators[5]
Pre-tax profit growth (%)[6]	9.0	1.0	3.0			43.2	N/A
Cost/income ratio (%)	86.1	86.6	89.0			86.5	89.9
Share of recurring revenues (%)	63.1	66.0	66.0			63.9	64.5
Net new money growth (%)[7]	2.4	1.9	2.6			2.3	2.2
Gross margin on invested assets (bps)	80	79	83	1	(4)	80	80

1  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    2  Compensation commitments and advances related to recruited financial advisors represents costs related to compensation commitments and advances granted to financial advisors at the time of recruitment which are subject to vesting requirements.    3  Operating expenses include restructuring charges of USD 1 million in the third quarter of 2012, restructuring provision releases of USD 3 million in the second quarter of 2012 and restructuring charges of USD 13 million in the third quarter of 2011.    4  Operating expenses include a credit to personnel expenses of USD 1 million related to changes to a retiree benefit plan in the US in the second quarter of 2012.    5  For the definitions of our key performance indicators (KPI), refer to the “Measurement of performance” section of our Annual Report 2011.    6  Not meaningful and not included if either the reporting period or the comparison period is a loss period.    7  Net new money excludes interest and dividend income.

21

Wealth Management Americas

Business division reporting – in US dollars (continued)

	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.12	30.6.12	30.9.11	2Q12	3Q11	30.9.12	30.9.11

Additional information
Recurring income	1,030	1,047	1,025	(2)	0	3,057	2,905
Average attributed equity (USD billion)[1]	6.1	6.3	9.6	(3)	(36)
Return on attributed equity (RoaE) (%)						12.9	6.6
BIS risk-weighted assets (USD billion)[2]	25.3	25.0	26.6	1	N/A
Return on risk-weighted assets, gross (%)[3]						24.6	22.8
Goodwill and intangible assets (USD billion)	3.9	3.9	3.9	0	0
Net new money (USD billion)[4]	4.8	3.8	5.0			13.3	11.9
Net new money including interest and dividend income (USD billion)[5]	9.8	9.0	9.7			28.1	26.1
Invested assets (USD billion)	832	797	719	4	16
Client assets (USD billion)	875	838	757	4	16
Loans, gross (USD billion)	32.3	31.2	28.9	4	12
Due to customers (USD billion)	50.3	46.8	39.2	7	28
of which: deposit accounts (USD billion)	37.8	35.4	28.4	7	33
Personnel (full-time equivalents)	16,182	16,132	16,246	0	0
Financial advisors (full-time equivalents)	7,032	7,021	6,913	0	2

Business division reporting excluding PaineWebber acquisition costs[6]
Business division performance before tax	258	240	195	8	32	733	528
Cost/income ratio (%)	84.5	85.1	87.5			84.9	88.4
Average attributed equity (USD billion)[1]	2.9	3.1	6.2	(6)	(53)
1  Refer to the “Capital management” section of this report for more information about the equity attribution framework.    2  Data reported as of 30 September 2012 and 30 June 2012 is disclosed in accordance with the Basel 2.5 framework. Data as of 30 September 2011 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information.    3  Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011.    4  Net new money excludes interest and dividend income.    5  For purposes of comparison with a US peer.    6  Acquisition costs represent goodwill and intangible assets funding costs and intangible asset amortization costs primarily related to UBS’s 2000 acquisition of the PaineWebber retail brokerage business.

Business division reporting – in Swiss francs

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.12	30.6.12	30.9.11	2Q12	3Q11	30.9.12	30.9.11
Net interest income	186	194	199	(4)	(7)	579	531
Net fee and commission income	1,176	1,125	951	5	24	3,349	2,988
Net trading income	117	116	108	1	8	358	327
Other income	79	62	37	27	114	195	80
Income	1,559	1,498	1,295	4	20	4,481	3,926
Credit loss (expense)/recovery	2	(1)	(1)			1	(1)
Total operating income	1,561	1,497	1,294	4	21	4,483	3,925
Personnel expenses	1,093	1,060	917	3	19	3,174	2,851
Financial advisor compensation[1]	579	554	478	5	21	1,660	1,457
Compensation commitments and advances related to recruited financial advisors[2]	162	160	129	1	26	474	394
Salaries and other personnel costs	352	346	311	2	13	1,040	999
General and administrative expenses	214	202	201	6	6	597	583
Services (to)/from other business divisions	(5)	(4)	(3)	(25)	(67)	(11)	(7)
Depreciation and impairment of property and equipment	26	26	27	0	(4)	75	73
Amortization and impairment of intangible assets	13	13	11	0	18	38	35
Total operating expenses[3,4]	1,342	1,297	1,154	3	16	3,873	3,534
Business division performance before tax	219	200	139	10	58	610	391

1  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    2  Compensation commitments and advances related to recruited financial advisors represents costs related to compensation commitments and advances granted to financial advisors at the time of recruitment which are subject to vesting requirements.    3  Operating expenses include restructuring charges of CHF 1 million, restructuring provision releases of CHF 3 million in the second quarter of 2012 and restructuring charges of CHF 13 million in the third quarter of 2011.    4  Operating expenses include a credit to personnel expenses of CHF 1 million related to changes to a retiree benefit plan in the US in the second quarter of 2012.

22

UBS business divisions and Corporate Center

Business division reporting – in Swiss francs (continued)

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.12	30.6.12	30.9.11	2Q12	3Q11	30.9.12	30.9.11

Key performance indicators[1]
Pre-tax profit growth (%)[2]	9.5	5.3	(0.7)	79		56.0	N/A
Cost/income ratio (%)	86.1	86.6	89.1	(1)	(3)	86.4	90.0
Share of recurring revenues (%)	63.2	65.9	66.2	(4)	(5)	63.9	64.4
Net new money growth (%)[3]	2.4	2.0	2.5	20	(4)	2.4	2.0
Gross margin on invested assets (bps)	81	81	80	0	1	80	78

Additional information
Recurring income	986	987	856	0	15	2,864	2,529
Average attributed equity (CHF billion)[4]	5.8	5.9	8.0	(2)	(28)
Return on attributed equity (RoaE) (%)						13.0	6.5
BIS risk-weighted assets (CHF billion)[5]	23.8	23.7	24.1	0	N/A
Return on risk-weighted assets, gross (%)[6]						24.8	22.2
Goodwill and intangible assets (CHF billion)	3.6	3.7	3.6	(3)	0
Net new money (CHF billion)[3]	4.6	3.7	4.0			12.5	10.2
Net new money including interest and dividend income (CHF billion)[7]	9.4	8.5	8.0			26.4	22.5
Invested assets (CHF billion)	783	757	651	3	20
Client assets (CHF billion)	823	795	686	4	20
Loans, gross (CHF billion)	30.4	29.6	26.2	3	16
Due to customers (CHF billion)	47.3	44.4	35.5	7	33
of which: deposit accounts (CHF billion)	35.5	33.6	25.8	6	38
Personnel (full-time equivalents)	16,182	16,132	16,246	0	0
Financial advisors (full-time equivalents)	7,032	7,021	6,913	0	2

Business division reporting excluding PaineWebber acquisition costs[8]
Business division performance before tax	247	227	161	9	53	687	455
Cost/income ratio (%)	84.5	85.0	87.6			84.9	88.5
Average attributed equity (CHF billion)[4]	2.8	2.9	5.2	(3)	(46)

1  For the definitions of our key performance indicators (KPI), refer to the “Measurement of performance” section of our Annual Report 2011.     2  Not meaningful and not included if either the reporting period or the comparison period is a loss period.    3  Net new money excludes interest and dividend income.    4  Refer to the “Capital management” section of this report for more information about the equity attribution framework.    5  Data reported as of 30 September 2012 and 30 June 2012 is disclosed in accordance with the Basel 2.5 framework. Data as of 30 September 2011 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information.    6  Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011.     7  For purposes of comparison with a US peer.     8  Acquisition costs represent goodwill and intangible assets funding costs and intangible asset amortization costs primarily related to UBS’s 2000 acquisition of the PaineWebber retail brokerage business.

23

Wealth Management Americas

Results: 3Q12 vs 2Q12

Operating income

Total operating income was USD 1,631 million, an increase of USD 44 million from USD 1,587 million, mostly due to higher transaction-based revenue, partly offset by lower net interest income.

Net fee and commission income increased by USD 36 million to USD 1,229 million, as transaction-based revenue increased 12% due to higher commission income from equities products. Recurring fees were slightly lower.

Net interest income decreased by USD 11 million to USD 195 million, as the third quarter included lower income related to a yield adjustment arising from updated future cash flow estimates on mortgage-backed securities in the available-for-sale portfolio as well as lower treasury-related income. While interest income from the available-for-sale portfolio decreased due to a decline in yields, there was continued growth in banking and lending initiatives as average mortgage balances increased 17% and securities-backed lending average balances increased 4% over the quarter.

Net trading income decreased by USD 2 million to USD 122 million, primarily due to lower municipal securities trading income, partially offset by higher income derived from taxable fixed income trading.

Other income increased by USD 18 million to USD 83 million and benefited from realized gains of USD 66 million on sales of financial investments held in the available-for-sale portfolio compared with USD 63 million in the prior quarter. These gains resulted from a re-balancing of the investment portfolio risk profile as guided by the portfolio’s investment policy. This and prior rebalancings, which address faster prepayment speeds on agency mortgage backed securities arising from a lower yield curve, have reduced the ongoing level of interest income on the portfolio. In addition, other income benefited from a number of non-recurring or unusual items, which contributed to the residual USD 15 million increase.

Net credit loss recoveries were USD 2 million compared with a loss of USD 1 million in the prior quarter.

Recurring income, the combination of recurring fees and net interest income, decreased by USD 17 million to USD 1,030 million due to lower net interest income, and comprised 63% of operating income in the third quarter compared with 66% in the prior quarter. Non-recurring income increased, primarily due to higher transaction-based activity.

Operating expenses

Total operating expenses increased by USD 27 million to USD 1,402 million, primarily due to a 2% increase in personnel expenses.

Personnel expenses increased by USD 19 million to USD 1,143 million due to higher financial advisor compensation, corresponding to higher revenue. Expenses for compensation commitments and advances related to recruited financial advisors were flat at USD 169 million. Compensation advance balances increased by USD 66 million to USD 3,923 million, primarily reflecting seasonally lower loan repayments. Salaries and other personnel costs increased by USD 1 million.

Non-personnel expenses increased by USD 8 million to USD 259 million. General and administrative costs rose due to higher professional fees.

Cost/income ratio

The cost/income ratio improved to 86.1% from 86.6%, within the target range of 80% to 90%.

Net new money growth

The annualized net new money growth rate for the third quarter improved to 2.4% from 1.9% in the prior quarter and was within the target rate of 2% to 4%. Net new money totaled USD 4.8 billion compared with USD 3.8 billion following stronger inflows from financial advisors employed by UBS for more than one year. The prior quarter was impacted by annual outflows to cover client income tax payments. Including interest and dividend income, net new money increased to USD 9.8 billion from USD 9.0 billion in the prior quarter.

Invested assets

Invested assets increased by USD 35 billion to USD 832 billion, reflecting strong market performance and net new money inflows. Managed account assets increased by USD 14 billion to USD 238 billion and comprised 29% of total invested assets on 30 September 2012.

Gross margin on invested assets

The gross margin on invested assets increased 1 basis point to 80 basis points and remained within the target range of 75 to 85 basis points. The gross margin from recurring income decreased by 1 basis point, while the gross margin from non-recurring income increased 2 basis points.

Personnel: 3Q12 vs 2Q12

Wealth Management Americas employed 16,182 personnel, as of 30 September 2012, up 50 from 30 June 2012. Financial advisor headcount increased to 7,032, up 11 from the previous quarter, mainly reflecting the hiring of experienced financial advisors and low financial advisor attrition. The number of non-financial advisor employees increased by 39 to 9,150, mainly due to increases related to the graduate training program, and is at the high end of management’s desired range.

Results: 9M12 vs 9M11

Pre-tax profit improved by USD 196 million to USD 650 million in the first nine months of 2012 from USD 454 million in the first nine months of 2011 due to an overall improvement in revenues, accompanied by a moderate increase in expenses. Total operating income increased by USD 279 million to USD 4,786 million primarily due to a USD 143 million increase in recurring fees related to higher asset levels. In addition, the first nine months of 2012 included USD 175 million in realized gains on sales of financial

24

UBS business divisions and Corporate Center

investments held in the available-for-sale portfolio compared with USD 77 million in the first nine months of 2011. Transaction-based revenue was slightly higher compared with the prior year.

Total operating expenses increased by USD 83 million to USD 4,136 million. Personnel expenses increased by USD 119 million to USD 3,390 million due to an increase of USD 98 million in financial advisor compensation related to increased revenue production, and a USD 54 million increase in expenses for compensa-

tion commitments and advances for recruited financial advisors. Partly offsetting these increases was a decline of USD 34 million in salaries and other personnel costs, mainly due to lower variable compensation. Non-personnel expenses decreased by USD 36 million to USD 746 million, mainly due to lower charges for provisions for litigation, regulatory and similar matters and lower professional legal fees, which were partially offset by higher Corporate Center shared services costs.

25

Investment Bank

Investment Bank

The Investment Bank recorded a pre-tax loss of CHF 2,870 million in the third quarter of 2012 compared with a pre-tax loss of CHF 130 million in the second quarter of 2012, mainly reflecting impairment losses of CHF 3,064 million on goodwill and other non-financial assets. Adjusted for the impairment losses and restructuring releases, the Investment Bank recorded a pre-tax profit of CHF 178 million in the third quarter of 2012. The second quarter included a loss of CHF 349 million related to the Facebook initial public offering (IPO). Revenues improved in all business areas. Pro-forma Basel III risk-weighted assets declined by CHF 8 billion to CHF 162 billion.

Business division reporting1, 2

	As of or for the quarter ended					% change from		Year-to-date
				Excluding unauthorized trading incident
CHF million, except where indicated	30.9.12	30.6.12	30.9.11	30.9.11	[3]	2Q12	3Q11	30.9.12	30.9.11
Investment banking	383	372	215			3	78	1,151	1,092
Advisory revenues	167	122	201			37	(17)	458	710
Capital market revenues	420	401	302			5	39	1,250	1,061
Equities	174	206	120			(16)	45	581	455
Fixed income, currencies and commodities	245	194	182			26	35	669	605
Other fee income and risk management	(204)	(150)	(288)			(36)	29	(557)	(679)
Securities (excluding unauthorized trading incident)	1,890	1,346	1,555			40	22	5,729	6,720
Equities (excluding unauthorized trading incident)	783	247	630			217	24	2,021	2,995
Fixed income, currencies and commodities	1,107	1,099	925			1	20	3,707	3,725
Total income (excluding unauthorized trading incident)	2,273	1,718	1,770			32	28	6,880	7,811
Credit loss (expense)/recovery	3	19	3			(84)	0	36	5
Total operating income (excluding unauthorized trading incident)	2,277	1,736	1,773	1,773		31	28	6,916	7,817
Unauthorized trading incident			(1,849)						(1,849)
Total operating income as reported	2,277	1,736	(76)			31		6,916	5,967
Personnel expenses	1,251	1,093	1,332			14	(6)	3,846	4,688
General and administrative expenses	740	649	583			14	27	1,960	1,755
Services (to)/from other business divisions	27	48	26			(44)	4	112	68
Depreciation and impairment of property and equipment	77	69	77			12	0	201	187
Impairment of goodwill	3,030	0	0					3,030	0
Amortization and impairment of intangible assets	23	8	7			188	229	38	22
Total operating expenses[4,5]	5,147	1,867	2,025	2,025		176	154	9,187	6,721
Business division performance before tax	(2,870)	(130)	(2,101)	(252)				(2,271)	(754)

1  Beginning in the second quarter of 2012, the measurement of the performance of the business divisions excludes own credit gains and losses on financial liabilities designated at fair value. This reflects the fact that these gains and losses are not managed at a business division level and are not necessarily indicative of any business division’s performance. In line with these internal reporting changes, own credit gains and losses are now reported as part of Corporate Center – Core Functions. Prior periods have been restated to conform to this presentation.     2  In the second quarter of 2012, we transferred the provision for US mortgage loan repurchase demands from the Investment Bank to the Corporate Center – Legacy Portfolio. Expenses related to this provision incurred in periods prior to the second quarter of 2012 are presented within the Investment Bank. Refer to “Note 17b Litigation, regulatory and similar matters” in the “Financial information” section of this report for more information on this provision.    3  Excludes the impact from the unauthorized trading incident of CHF 1,849 million in the income statement, and its risk-weighted assets impact of CHF 11.4 billion on Basel II.    4  Operating expenses include a credit to personnel expenses of CHF 71 million related to changes to a retiree benefit plan in the US in the second quarter of 2012.    5  Operating expenses include restructuring provision releases of CHF 16 million in the third quarter of 2012, restructuring charges of CHF 23 million in the second quarter of 2012 and restructuring charges of CHF 238 million in the third quarter of 2011.

26

UBS business divisions and Corporate Center

Business division reporting1, 2 (continued)

	As of or for the quarter ended					% change from		Year-to-date
				Excluding unauthorized trading incident
CHF million, except where indicated	30.9.12	30.6.12	30.9.11	30.9.11	[3]	2Q12	3Q11	30.9.12	30.9.11

Key performance indicators[4]
Pre-tax profit growth (%)[5]	N/A	N/A	N/A	N/A				N/A	N/A
Cost/income ratio (%)	226.4	108.7	N/A	114.4				133.5	112.7
Return on attributed equity (RoaE) (%)								(11.9)	(1.5)6/5.6[3]
Return on assets, gross (%)								1.0	1.06/1.2[3]
Average VaR (1-day, 95% confidence, 5 years of historical data)	26	38	113	51		(32)	(77)

Additional information
Total assets (CHF billion)[7]	884.2	929.2	1,044.2			(5)	(15)
Average attributed equity (CHF billion)[8]	25.1	25.1	27.5			0	(9)
BIS risk-weighted assets (CHF billion)[9]	104.6	116.0	107.8	96.4		(10)	N/A
Return on risk-weighted assets, gross (%)[10]								7.9	8.46/10.4[3]
Goodwill and intangible assets (CHF billion)	0.1	3.2	3.1			(97)	(97)
Compensation ratio (%)	55.0	63.6	N/A					55.9	78.6
Impaired loan portfolio as a % of total loan portfolio, gross (%)[11]	3.7	3.9	5.2
Personnel (full-time equivalents)	16,655	16,432	17,622			1	(5)

1 Beginning in the second quarter of 2012, the measurement of the performance of the business divisions excludes own credit gains and losses on financial liabilities designated at fair value. This reflects the fact that these gains and losses are not managed at a business division level and are not necessarily indicative of any business division’s performance. In line with these internal reporting changes, own credit gains and losses are now reported as part of Corporate Center – Core Functions. Prior periods have been restated to conform to this presentation.    2 In the second quarter of 2012, we transferred the provision for US mortgage loan repurchase demands from the Investment Bank to the Corporate Center – Legacy Portfolio. Expenses related to this provision incurred in periods prior to the second quarter of 2012 are presented within the Investment Bank. Refer to “Note 17b Litigation, regulatory and similar matters” in the “Financial information” section of this report for more information on this provision     3 Excludes the impact from the unauthorized trading incident of CHF 1,849 million in the income statement, and its risk-weighted assets impact of CHF 11.4 billion on Basel II.    4 For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2011.    5 Not meaningful and not included if either the reporting period or the comparison period is a loss period.    6 Includes the impact from the unauthorized trading incident of CHF 1,849 million on an absolute basis.    7 Based on third-party view, i.e. without intercompany balances. Refer to “Note 2 Segment Reporting” in the “Financial Information” section of this report for more information.    8 Refer to the “Capital management” section of this report for more information about the equity attribution framework.    9 Data reported as of 30 September 2012 and 30 June 2012 is disclosed in accordance with the Basel 2.5 framework. Data as of 30 September 2011 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information.    10 Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011.    11 Refer to the “Risk management and control” section of this report for more information on impairment ratios.

Results: 3Q12 vs 2Q12

Operating income

Total operating income improved 31% to CHF 2,277 million from CHF 1,736 million in the prior quarter, primarily as the second quarter included the loss related to the Facebook IPO. In US dollar terms, revenues increased 29%. The equities business delivered a solid performance in the context of low volumes and volatility. Investment banking revenues increased slightly as a result of higher advisory and capital market revenues. Fixed income, currencies and commodities (FICC) revenues held up in spite of mixed market conditions and continued low levels of risk-taking.

Credit loss expense/recovery

Net credit loss recoveries were CHF 3 million compared with net credit loss recoveries of CHF 19 million in the prior quarter.

è	Refer to the “Risk management and control” section of this report for more information on credit risk

Operating expenses

Total operating expenses increased to CHF 5,147 million, mainly reflecting impairment losses of CHF 3,064 million on goodwill and other non-financial assets. On an adjusted basis, excluding the impairment losses, the credit related to changes to a retiree benefit plan in the US in the second quarter, restructuring releases in the third quarter and restructuring charges in the second quarter, operating expenses increased 10% to CHF 2,099 million compared with CHF 1,915 million. In US dollar terms, adjusted operating expenses rose 8%.

Personnel expenses increased to CHF 1,251 million from CHF 1,093 million due to higher variable compensation accruals as a result of improved adjusted performance and the effect of a credit of CHF 71 million related to changes to a retiree benefit plan in the US in the second quarter.

    General and administrative expenses increased to CHF 740 million from CHF 649 million due to higher charges for provisions for litigation, regulatory and similar matters of CHF 131 million compared with CHF 93 million in the prior quarter, and due to higher professional fees. The second quarter included a real estate restructuring provision of CHF 21 million.

Impairment of goodwill was CHF 3,030 million in the third quarter.

è	Refer to “Note 8 Impairment of goodwill and other non-financial assets” in the “Financial information” section of this report for more information

27

Investment Bank

Cost/income ratio

The cost/income ratio increased to 226.4% from 108.7%. On an adjusted basis, the cost/income ratio improved to 92.3% from 111.5%, against the target range of 70% to 80%.

BIS risk-weighted assets

Risk-weighted assets measured on a Basel 2.5 basis decreased by CHF 11 billion to CHF 105 billion at the end of the third quarter from CHF 116 billion at the end of the second quarter, mainly due to reduced market risk decreasing risk-weighted assets by CHF 7.5 billion. Credit risk risk-weighted assets decreased by CHF 3.5 billion, mostly due to a recalibration of risk parameters. Our pro-forma Basel III risk-weighted assets measured on a fully applied basis decreased by CHF 8 billion to CHF 162 billion, as the aforementioned market and credit risk risk-weighted assets reductions were partially offset by higher Basel III model-based charges. The net effect of model changes on Basel III risk-weighted assets in the third quarter was a reduction by approximately CHF 6 billion. The Investment Bank achieved its adjusted 2012 year-end target for Basel III risk-weighted assets of CHF 175 billion in the second quarter of 2012.

è	Refer to the “Capital management” section of this report for more information

Operating income by business area: 3Q12 vs 2Q12

Investment banking

In the third quarter, total revenues increased 3% to CHF 383 million from CHF 372 million. In US dollar terms, revenues rose 2%. Combined advisory and capital market revenues increased 12% as our market share improved in most of our businesses.

Advisory revenues increased 37% to CHF 167 million from CHF 122 million in the second quarter notwithstanding a decline in the fee pool, as our rank and market share improved.

Capital market revenues were CHF 420 million compared with CHF 401 million, an increase of 5%. Equities capital market revenues decreased to CHF 174 million from CHF 206 million as we saw less private structured transactions revenue than in the second quarter. In an increased fee pool for other types of transactions, our equities capital markets rank and market share improved. Fixed income capital market revenues improved 26% to CHF 245 million against a fee pool increase of 7%, due to a strong performance in debt capital markets, partially offset by lower leveraged finance fees. Debt capital markets results were affected by a CHF 19 million positive adjustment due to reclassification of transaction revenues related to the first and second quarters of 2012 from emerging markets within FICC.

    Other fee income and risk management revenues were negative CHF 204 million compared with negative CHF 150 million, mainly due to increased mark-to-market losses on hedges in our loan portfolio as credit spreads tightened, and lower fees.

Securities

Securities revenues increased 40% to CHF 1,890 million from CHF 1,346 million. In US dollar terms, revenues increased 38%.

Equities

Equities revenues increased to CHF 783 million from CHF 247 million. The second quarter included a loss of CHF 349 million related to the Facebook IPO and an adverse effect of CHF 65 million due to an improvement in the own credit calculation methodology and the correction of own credit items relating to prior periods. In US dollar terms, equities revenues increased to USD 820 million from USD 272 million. Equity indices rose during the quarter, but volatility and client activity were muted.

Cash revenues increased CHF 369 million to CHF 280 million from negative CHF 89 million in the second quarter, mainly due to the loss related to the Facebook IPO. Revenues also improved due to increased client trading.

Derivatives revenues improved to CHF 227 million from CHF 125 million. Revenues were weaker in Europe, the Middle East and Africa, arising from lower volatility levels, but this was offset by gains as funding spreads tightened. The second quarter was impacted by an improvement in the own credit calculation methodology and the correction of own credit items relating to prior periods, which led to a CHF 65 million decrease in revenues. The third quarter included a debit valuation adjustment loss of CHF 4 million compared with a gain of CHF 20 million in the second quarter.

Prime services revenues of CHF 274 million were in line with the prior quarter. Lower revenues in the securities lending business were offset by improved funding revenues.

Other equities revenues increased to CHF 3 million compared with negative CHF 62 million as the second quarter included losses in proprietary trading revenues. Additionally, there was a gain from the revaluation of an equity investment in the third quarter.

Fixed income, currencies and commodities

Fixed income, currencies and commodities revenues of CHF 1,107 million were broadly flat compared with CHF 1,099 million in the second quarter. In US dollar terms, revenues were in line with the second quarter. Conditions were mixed, with a credit market rally towards the end of the quarter following key central bank decisions offset by subdued foreign exchange and interest rates markets. Combined revenues from credit, macro and emerging markets increased 9% to CHF 1,321 million from CHF 1,212 million.

Credit revenues increased to CHF 483 million from CHF 396 million, as flow trading improved due to increased volumes and tightening spreads as credit markets rallied. Structured credit reported a solid performance.

    Macro revenues improved to CHF 731 million from CHF 710 million as rates revenues increased from client trading in long-end and non-linear interest rates. In addition, the second quarter included a gain of CHF 42 million resulting from the correction of an own credit item relating to prior periods. Foreign exchange revenues decreased due to lower volume and reduced volatility.

Emerging markets revenues were CHF 107 million compared with CHF 106 million, with improved results in Latin America while Europe, the Middle East and Africa continued to lag. Emerging markets results were affected by a CHF 19 million negative adjustment due to reclassification of 2012 prior-period transaction revenues

28

UBS business divisions and Corporate Center

to debt capital markets within investment banking.

Other FICC revenues including funding and hedging costs were negative CHF 214 million compared with negative CHF 113 million mostly due to a negative debit valuation adjustment on our derivatives portfolio of CHF 98 million in the third quarter compared with a gain of CHF 35 million in the second quarter. This was partly offset by lower costs incurred in hedging our counterparty credit and associated exposures in the third quarter.

Personnel: 3Q12 vs 2Q12

The Investment Bank employed 16,655 personnel on 30 September 2012, an increase of 223 from 16,432 on 30 June 2012.

On 1 July 2012 operations units from the business divisions were centralized in the Corporate Center. In the third quarter of 2012 this centralization and subsequent reallocation of operations units led to an increase in personnel of 250.

Excluding the abovementioned effect from the centralization of operations units, personnel decreased by 27. As we continued to adapt our cost base to the challenging business environment, our headcount reductions were partially offset by the annual graduate intake.

è	Refer to the “Recent development” section in this report for more information on changes related to the centralization of operations units

Results: 9M12 vs 9M11

Pre-tax loss increased to CHF 2,271 million in the first nine months of 2012 from a pre-tax loss of CHF 754 million in the first nine months of 2011, mainly reflecting impairment losses of CHF 3,064 million on goodwill and other non-financial assets. The first nine months of 2011 included a loss relating to the unauthorized trading incident of CHF 1,849 million. On an adjusted basis, a reduction in operating expenses was more than offset by lower revenues in the equi-

ties business. Net credit loss recoveries were CHF 36 million compared with net credit loss recoveries of CHF 5 million in the first nine months of 2011.

Revenues in investment banking increased 5% to CHF 1,151 million from CHF 1,092 million, mainly as a result of higher capital market revenues and lower risk management premiums. This was partly offset by lower advisory revenues as the global fee pool declined. In US dollar terms, investment banking revenues were down 1%. Within securities, equities revenues decreased 33% to CHF 2,021 million from CHF 2,995 million due to reduced client activity and lower market volumes mostly in cash and derivatives, as well as the loss of CHF 349 million related to the Facebook IPO. In US dollar terms, equities revenues declined 36%. FICC revenues declined marginally to CHF 3,707 million from CHF 3,725 million. Revenues in credit, macro and emerging markets businesses improved. The first nine months of 2012 included a debit valuation adjustment loss of CHF 115 million compared with a gain of CHF 433 million in the corresponding period of 2011. In US dollar terms, FICC revenues declined 6%.

Total operating expenses increased to CHF 9,187 million compared with CHF 6,721 million, mainly reflecting the abovementioned impairment losses. Excluding aforementioned impairment losses, restructuring charges and releases, a credit related to changes to a retiree benefit plan in the US and a credit related to changes to our Swiss pension plan, total operating expenses decreased 6%. On an adjusted basis, in US dollar terms, operating expenses reduced 12%. Personnel expenses declined to CHF 3,846 million from CHF 4,688 million, mainly due to reduced variable compensation accruals, lower restructuring charges and savings associated with our cost reduction programs. General and administrative expenses increased to CHF 1,960 million from CHF 1,755 million due to higher charges for provisions for litigation, regulatory and similar matters and professional fees, partly offset by savings associated with our cost reduction programs and lower restructuring charges. An impairment of goodwill of CHF 3,030 million was recognized in 2012.

29

Global Asset Management

Global Asset Management

Pre-tax profit in the third quarter of 2012 was CHF 124 million compared with CHF 118 million in the second quarter, as higher performance fees in alternative and quantitative investments more than offset higher expenses. Excluding money market flows, net new money outflows were CHF 0.7 billion compared with inflows of CHF 1.2 billion.

Business division reporting

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.12	30.6.12	30.9.11	2Q12	3Q11	30.9.12	30.9.11
Net management fees[1]	425	428	392	(1)	8	1,280	1,264
Performance fees	43	18	7	139	514	113	76
Total operating income	468	446	399	5	17	1,392	1,340
Personnel expenses	236	216	218	9	8	672	713
General and administrative expenses	101	101	91	0	11	294	285
Services (to)/from other business divisions	(4)	(1)	0	(300)		(6)	(1)
Depreciation and impairment of property and equipment	9	10	9	(10)	0	28	28
Amortization and impairment of intangible assets	2	2	1	0	100	6	5
Total operating expenses[2,3]	344	328	321	5	7	994	1,030
Business division performance before tax	124	118	79	5	57	398	310

Key performance indicators[4]
Pre-tax profit growth (%)	5.1	(24.4)	(26.9)			28.4	(15.8)
Cost/income ratio (%)	73.5	73.5	80.5			71.4	76.9
Net new money growth (%)[5]	1.2	(2.5)	(1.9)			(2.3)	1.0

Information by business line
Income
Traditional investments	277	274	242	1	14	845	827
Alternative and quantitative investments	73	48	47	52	55	189	185
Global real estate	68	75	61	(9)	11	209	187
Infrastructure and private equity	8	8	11	0	(27)	23	18
Fund services	44	42	39	5	13	126	123
Total operating income	468	446	399	5	17	1,392	1,340

Gross margin on invested assets (bps)
Traditional investments	22	22	21	0	5	23	23
Alternative and quantitative investments	101	65	59	55	71	85	72
Global real estate	67	77	66	(13)	2	71	69
Infrastructure and private equity	40	40	147	0	(73)	38	144
Total gross margin	32	32	30	0	7	33	33

1 Net management fees include transaction fees, fund administration revenues (including interest and trading income from lending business and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees.    2 Operating expenses include zero restructuring charges in the third quarter of 2012, zero restructuring charges in the second quarter of 2012 and restructuring charges of CHF 12 million in the third quarter of 2011.    3 Operating expenses include credits to personnel expenses of CHF 11 million related to changes to a retiree benefit plan in the US in the second quarter of 2012.    4 For the definitions of our key performance indicators (KPI), refer to the “Measurement of performance” section of our Annual Report 2011.     5 Net new money excludes interest and dividend income.

30

UBS business divisions and Corporate Center

Business division reporting (continued)

	As of or for the quarter ended			% change from			Year-to-date
CHF million, except where indicated	30.9.12	30.6.12	30.9.11	2Q12	3Q11	30.9.12	30.9.11

Net new money (CHF billion)[1]
Traditional investments	1.7	(2.7)	(2.3)			(8.9)	2.2
Alternative and quantitative investments	(0.3)	(1.0)	(0.7)			(2.0)	0.2
Global real estate	0.2	0.3	0.4			0.9	1.2
Infrastructure and private equity	0.1	(0.1)	0.1			0.0	0.6
Total net new money	1.7	(3.5)	(2.6)			(10.0)	4.1
Net new money excluding money market flows	(0.7)	1.2	(1.2)			(2.2)	9.5
of which: from third parties	0.3	3.4	1.5			0.8	11.9
of which: from UBS’s wealth management businesses	(1.0)	(2.2)	(2.8)			(2.9)	(2.3)
Money market flows	2.5	(4.7)	(1.3)			(7.8)	(5.3)
of which: from third parties	3.6	1.5	(0.8)			2.3	(0.6)
of which: from UBS’s wealth management businesses	(1.1)	(6.2)	(0.5)			(10.1)	(4.8)

Invested assets (CHF billion)
Traditional investments	510	491	450	4	13
of which: money market funds	86	84	87	2	(1)
Alternative and quantitative investments	29	29	31	0	(6)
Global real estate	41	40	38	3	8
Infrastructure and private equity	8	8	5	0	60
Total invested assets	588	569	524	3	12

Assets under administration by fund services
Assets under administration (CHF billion)[2]	415	403	369	3	12	415	369
Net new assets under administration (CHF billion)[3]	2.0	10.2	(9.6)	(80)		11.9	(1.3)
Gross margin on assets under administration (bps)	4	4	4	0	0	4	4

Additional information
Average attributed equity (CHF billion)[4]	2.1	2.1	2.5	0	(16)
Return on attributed equity (RoaE) (%)						23.8	16.5
BIS risk-weighted assets (CHF billion)[5]	3.5	3.4	3.7	3	N/A
Return on risk-weighted assets, Basel II, gross (%)[6]						53.8	50.6
Goodwill and intangible assets (CHF billion)	1.5	1.5	1.4	0	7
Personnel (full-time equivalents)	3,799	3,719	3,785	2	0

1 Net new money excludes interest and dividend income.    2 This includes UBS and third-party fund assets, for which the fund services unit provides professional services, including fund set-up, accounting and reporting for traditional investment funds and alternative funds.    3  Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.    4  Refer to the “Capital management” section of this report for more information about the equity attribution framework.    5 Data reported as of 30 September 2012 and 30 June 2012 is disclosed in accordance with the Basel 2.5 framework. Data as of 30 September 2011 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information.    6 Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011.

31

Global Asset Management

Results: 3Q12 vs 2Q12

Operating income

Total operating income was CHF 468 million compared with CHF 446 million in the second quarter. Performance fees in alternative and quantitative investments were significantly higher, while total net management fees were broadly stable.

Operating expenses

Total operating expenses were CHF 344 million compared with CHF 328 million. On 1 July 2012, operations units from the business divisions were centralized in the Corporate Center. This had the effect in the third quarter of reducing charges for services from other business divisions by CHF 3 million and increasing personnel and general and administrative expenses by CHF 2 million and CHF 1 million, respectively.

è	Refer to the “Recent developments” section in this report for more information on changes related to the centralization of operations units

Personnel expenses were CHF 236 million compared with CHF 216 million. The second quarter included a credit to personnel expenses of CHF 11 million related to changes to a retiree benefit plan in the US. Excluding this credit, the increase in personnel expenses reflected a higher charge for variable compensation reflecting higher profitability as well as the effect of the abovementioned centralization.

General and administrative expenses were CHF 101 million, in line with the second quarter.

Cost/income ratio

The cost/income ratio was 73.5% in the third quarter of 2012, in line with the second quarter. On an adjusted basis excluding the abovementioned benefit plan-related credit in the second quarter and restructuring charges, which were not material in either quarter, the cost/income ratio was 73.5% compared with 76.0%, an improvement of 2.5 percentage points but above our target range of 60% to 70%.

Net new money growth

The annualized net new money growth rate was positive 1.2% compared with negative 2.5% in the second quarter. Our target net new money growth rate range is 3% to 5%.

Excluding money market flows, net new money from third parties remained positive at CHF 0.3 billion but was lower than net new money of CHF 3.4 billion in the second quarter. Net inflows, notably from sovereign clients, were largely offset by net outflows, particularly in the Americas.

   Excluding money market flows, net new money outflows from clients of UBS’s wealth management businesses were lower at CHF 1.0 billion compared with CHF 2.2 billion. Net outflows in the third quarter were mainly from equities and multi-asset strategies.

Money market net inflows from third parties were higher at CHF 3.6 billion compared with CHF 1.5 billion and were mainly in the Americas.

Money market net outflows from clients of UBS’s wealth management businesses were lower at CHF 1.1 billion compared with CHF 6.2 billion and were primarily in Switzerland and the Americas. The second quarter net outflows were mainly the result of an initiative by Wealth Management Americas to deposit client cash in UBS Bank USA, which reduced inflows into money market funds managed by Global Asset Management. This initiative continued in the third quarter but had a lesser effect.

Invested assets

Invested assets were higher at CHF 588 billion on 30 September 2012 compared with CHF 569 billion on 30 June 2012, mainly as a result of positive market movements. Net new money inflows were partially offset by the effect of currency movements.

On 30 September 2012, CHF 86 billion or 15% of invested assets were money market assets. On a regional basis, 33% of invested assets were related to clients serviced in Switzerland; 28% in the Americas; 20% in Europe, Middle East and Africa; and 19% in Asia Pacific.

Gross margin on invested assets

The total gross margin was 32 basis points, in line with the second quarter. Our target range is 32 to 38 basis points.

Results by business line: 3Q12 vs 2Q12

Traditional investments

Revenues were CHF 277 million compared with CHF 274 million in the second quarter, as slightly higher net management fees were offset by lower performance fees. The gross margin was 22 basis points, in line with the second quarter.

Excluding money market flows, net new money outflows were CHF 0.7 billion compared with inflows of CHF 2.0 billion in the second quarter. Equities net inflows were CHF 0.2 billion compared with inflows of CHF 3.9 billion. Fixed income net inflows were CHF 0.5 billion, in line with the second quarter. Multi-asset net outflows were CHF 1.4 billion compared with outflows of CHF 2.4 billion.

   Invested assets were CHF 510 billion on 30 September 2012 compared with CHF 491 billion on 30 June 2012. By mandate type, CHF 164 billion of invested assets related to equities, CHF 157 billion related to fixed income, CHF 86 billion related to money markets and CHF 103 billion related to multi-asset mandates, including CHF 7 billion of alternative investments not managed by the alternative and quantitative investments, global real estate or infrastructure and private equity investment areas.

Alternative and quantitative investments

Revenues were CHF 73 million compared with CHF 48 million in the second quarter. Performance fees were significantly higher, mostly in O’Connor’s single-manager funds. As of 30 September 2012, over 70% of alternative and quantitative investments’ performance fee-eligible assets were above high-water marks and therefore capable of generating performance fees. The higher performance fees were only slightly offset by lower net management fees.

32

UBS business divisions and Corporate Center

The gross margin increased to 101 basis points from 65 basis points.

Net new money outflows were CHF 0.3 billion compared with outflows of CHF 1.0 billion.

Invested assets were CHF 29 billion on 30 September 2012, in line with the previous quarter.

Global real estate

Revenues were CHF 68 million compared with CHF 75 million in the second quarter, mainly due to lower transaction fees. In the second quarter, transaction fees benefited from a large capital increase by a Swiss listed real estate fund.

The gross margin was 67 basis points compared with 77 basis points.

Net new money inflows were CHF 0.2 billion compared with inflows of CHF 0.3 billion.

Invested assets were CHF 41 billion on 30 September 2012 compared with CHF 40 billion on 30 June 2012.

Infrastructure and private equity

Revenues were CHF 8 million, in line with the second quarter.

Net new money inflows were CHF 0.1 billion compared with outflows of CHF 0.1 billion.

Invested assets were CHF 8 billion on 30 September 2012, in line with 30 June 2012.

Fund services

Revenues were CHF 44 million compared with CHF 42 million in the second quarter.

The gross margin on assets under administration was 4 basis points, in line with the second quarter.

Net new assets under administration inflows were CHF 2.0 billion compared with particularly high inflows of CHF 10.2 billion in the second quarter.

Total assets under administration were CHF 415 billion on 30 September 2012 compared with CHF 403 billion on 30 June 2012.

Personnel: 3Q12 vs 2Q12

Global Asset Management employed 3,799 personnel on 30 September 2012 compared with 3,719 on 30 June 2012. The abovementioned centralization of operations units led to an increased allocation of approximately 50 personnel.

è	Refer to the “Recent developments” section in this report for more information on changes related to the centralization of operations units

Results: 9M12 vs 9M11

Pre-tax profit was CHF 398 million in the first nine months of 2012 compared with CHF 310 million in the corresponding period in 2011. Total operating income was higher at CHF 1,392 million compared with CHF 1,340 million. Traditional investments revenues increased to CHF 845 million from CHF

827 million, mainly due to higher performance fee revenues in the first nine months of 2012. Alternative and quantitative investments revenues were CHF 189 million compared with CHF 185 million, primarily due to higher performance fees. Global real estate revenues were CHF 209 million compared with CHF 187 million, mainly due to higher net management fees. Infrastructure and private equity revenues increased to CHF 23 million from CHF 18 million, mainly reflecting the transfer of the infrastructure and private equity fund of funds businesses from alternative and quantitative investments. Fund services revenues were CHF 126 million compared with CHF 123 million.

Total operating expenses were lower at CHF 994 million compared with CHF 1,030 million. This mainly reflected a credit of CHF 20 million in personnel expenses related to changes to our Swiss pension plan and a credit in personnel expenses of CHF 11 million related to changes to a retiree benefit plan in the US in the first nine months of 2012.

Investment performance

In the third quarter, our key equities strategies were generally well ahead of benchmarks in a more favorable environment, in which stock prices were driven more by fundamentals than macro events. A large majority of key strategies outperformed their respective benchmarks for the year to date.

In fixed income, almost all key strategies outperformed benchmarks for the quarter. Performance records for the year to date and longer-term periods remained strong.

In global investment solutions, performance of key allocation strategies was generally close to benchmark for the quarter. Contributions from security selection and asset allocation were positive, while currency contribution was in general neutral. Income-oriented strategies delivered positive absolute performance for the quarter. Absolute return and convertible strategies maintained strong performance records for the quarter and longer-term periods.

Among alternative strategies (not shown in the key composites versus benchmark table), real estate strategies generally continued to perform well in absolute terms. In alternative and quantitative investments, core single-manager funds had strong positive performance and multi-manager funds of hedge funds produced mostly positive returns for the quarter. Direct infrastructure, infrastructure funds of funds and private equity funds of funds performed in line with their respective investment strategies.

Investment performance versus peers, as represented by a broad range of UBS wholesale funds, was robust. Across all asset classes, and on an asset-weighted basis, 65% of our funds rank in the top two quartiles over one year, 60% over three years and 63% over five years. The quartile rankings of the representative real estate funds, which are Swiss listed core funds, lagged peers’ rankings, as investors tended to favor newer and less diversified funds. However, benchmark-relative performance of the Swiss listed funds was positive over three and five years.

33

Global Asset Management

Investment performance – key composites versus benchmarks

The table below shows investment performance for approximately 45% of Global Asset Management’s CHF 286 billion actively managed invested assets in traditional investments on 30 September 2012. This figure excludes CHF 132 billion in passively managed investments, CHF 86 billion in actively managed money market funds and CHF 85 billion in actively managed alternatives (including alternative and quantitative investments, global real estate and infrastructure and private equity).

Annualized
	3 months	1 year	3 years	5 years
Equities
Global Equity Composite vs. MSCI World Equity (Free) Index	+	+	–	+
US Large Cap Equity Composite vs. Russell 1000 Index	+	–	–	–
Pan European Equity Composite vs. MSCI Europe Free Index	+	+	+	+
Swiss Equity Composite vs. SPI (Total Return) Index	–	–	–	+
Asian Equity Composite vs. MSCI All Country Asia ex Japan Index	+	+	+	+
Emerging Equity Composite vs. Emerging Markets Equity Index	+	+	+	+
Global Ex-US Growth Equity Composite vs. MSCI EAFE (Free) Index	+	+	–	–
US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	+	+	+	+
Fixed income
Global Bond Composite vs. J.P. Morgan GBI Global Traded Index	+	+	+	+
US Bond Composite vs. Barclays U.S. Aggregate Index	+	+	+	–
EUR Aggregate Bonds Composite vs. Barclays Euro Aggregate 500mio+ Index	–	+	+	+
CHF Bonds Ausland Composite vs. Swiss Bond Foreign AAA-BBB (Total Return) Index	+	+	+	+
Australian Bond Composite vs. UBS Australian Composite Bond Index (0+ Yrs)	+	+	+	+
Emerging Bond Composite vs. Emerging Markets Debt Index[1]	+	+	+	–
Global investment solutions
Global Securities Composite vs. Global Securities Markets Index[1]	+	+	–	–
Swiss BVG Balanced Composite vs. BVG Pictet Index 93	–	–	–	–
Dynamic Alpha Composite vs. Consumer Price Index	+	+	+	–
Global Convertible Bonds Composite (hedged in EUR) vs. UBS Global Convertible Index – Global Vanilla Hedged EUR	+	+	+	+

1  Customized benchmark.

(+) above benchmark; (–) under benchmark; (=) equal to benchmark. All are before the deduction of investment management fees. Global composites are stated in US dollar terms, except for Global Bond Composite which is stated in Swiss franc terms; all others are in appropriate local currencies (unless otherwise stated). A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.

Investment performance – collective funds compared with peers

The table shows investment performance versus peers of UBS Swiss, Luxembourg, German and Irish-domiciled wholesale funds available to clients of UBS’s wealth management businesses and also distributed through other wholesale intermediaries. The UBS fund universe includes all actively managed funds totaling CHF

94 billion on 30 September 2012. The peer universe includes all funds registered in countries included in the MSCI Europe Developed Markets Universe. Money market funds and passively managed funds are excluded.

		Annualized
	1 year	3 years	5 years
Percentage of fund assets ranking in first or second quartile
Equities	74	60	63
Fixed income	57	67	71
Multi-asset	84	77	73
Real estate and alternative	26	5	22
Total	65	60	63

Source: ThomsonReuters LIM 2.7 (Lipper Investment Management) data extracted 5 October 2012 and analyzed by UBS Global Asset Management. Data shown is the asset-weighted percentage of funds achieving first or second quartile (i.e. above median) ranking in their peer group on a net of fees basis over each time period. Funds are included in the analysis for every time period for which they have a performance record.

34

UBS business divisions and Corporate Center

Retail & Corporate

Pre-tax profit was CHF 409 million in the third quarter of 2012, an increase of CHF 10 million compared with the previous quarter, reflecting higher operating income and lower operating expenses. Both our retail and corporate businesses continued to record strong net new business volume growth.

Business division reporting

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.12	30.6.12	30.9.11	2Q12	3Q11	30.9.12	30.9.11
Net interest income	545	547	595	0	(8)	1,630	1,760
Net fee and commission income	295	299	291	(1)	1	897	886
Net trading income	75	63	106	19	(29)	203	263
Other income	31	30	307	3	(90)	72	335
Income	946	939	1,300	1	(27)	2,803	3,245
Credit loss (expense)/recovery	(13)	(12)	(81)	8	(84)	(8)	(88)
Total operating income	932	927	1,218	1	(23)	2,795	3,157
Personnel expenses	342	421	413	(19)	(17)	1,015	1,252
General and administrative expenses	193	223	194	(13)	(1)	629	624
Services (to)/from other business divisions	(41)	(150)	(106)	73	61	(329)	(327)
Depreciation and impairment of property and equipment	29	34	34	(15)	(15)	96	100
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses[1]	523	527	535	(1)	(2)	1,412	1,649
Business division performance before tax	409	399	683	3	(40)	1,383	1,508

Key performance indicators[2]
Pre-tax profit growth (%)	2.5	(30.6)	62.2			(8.3)	8.9
Cost/income ratio (%)	55.3	56.1	41.2			50.4	50.8
Net interest margin (%)	1.59	1.61	1.75			1.60	1.73
Net new business volume growth (%)	7.2	3.3	(0.2)			5.0	4.9
Impaired loan portfolio as a % of total loan portfolio, gross (%)[3]	0.6	0.7	0.7

Additional information
Average attributed equity (CHF billion)[4]	4.3	4.3	5.0	0	(14)
Return on attributed equity (RoaE) (%)						40.7	40.2
BIS risk-weighted assets (CHF billion)[5]	30.5	25.3	24.8	21	N/A
Return on risk-weighted assets, gross (%)[6]						14.3	17.0
Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0
Business volume (CHF billion)	495	479	466	3	6
Client assets (CHF billion)[7]	358	343	329	4	9
Loans, gross (CHF billion)	136.8	136.6	136.6	0	0
Due to customers (CHF billion)	130.1	123.1	117.0	6	11
Secured loan portfolio as a % of total loan portfolio, gross (%)	91.5	91.0	90.2
Personnel (full-time equivalents)	10,227	11,268	11,493	(9)	(11)

1 Operating expenses include zero restructuring charges in the third quarter of 2012, restructuring releases of CHF 4 million in the second quarter of 2012 and restructuring charges of CHF 24 million for the third quarter of 2011.    2 For the definitions of our key performance indicators (KPI), refer to the “Measurement of performance” section of our Annual Report 2011.     3 Refer to the “Risk management and control” section of this report for more information on impairment ratios.    4 Refer to the “Capital management” section of this report for more information about the equity attribution framework.    5 Data reported as of 30 September 2012 and 30 June 2012 is disclosed in accordance with the Basel 2.5 framework. Data as of 30 September 2011 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information.    6 Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011.    7 In the first quarter of 2012 we have refined our definition for client assets. Prior periods have been adjusted accordingly. Refer to “Recent developments and financial reporting structure changes” in our financial report for the first quarter of 2012 for more information.

35

Retail & Corporate

Results: 3Q12 vs 2Q12

Operating income

Total operating income increased by CHF 5 million to CHF 932 million from CHF 927 million in the prior quarter, mainly reflecting higher trading income.

Net interest income decreased by CHF 2 million to CHF 545 million as historically low interest rates continued to negatively affect the deposit margin. This was partly offset by higher treasury-related income. Loan volumes increased slightly while the loan margin remained stable.

Net fee and commission income was CHF 295 million, down from CHF 299 million in the previous quarter. Net trading income increased by CHF 12 million to CHF 75 million, primarily reflecting higher treasury-related income.

Other income slightly increased by CHF 1 million to CHF 31 million, including a valuation adjustment of CHF 19 million related to our investment in SIX Group, following a divestment of a participation by the SIX Group.

Credit loss expenses were CHF 13 million compared with CHF 12 million in the prior quarter. The collective loan loss allowance model for corporate clients, which so far accounted for currency risk due to the strong Swiss franc, has been extended to include recession risk and its effect on the credit quality of corporate clients. This contributed to an increase of CHF 11 million in collective loan loss allowances to CHF 129 million. The prior quarter included allowance increases related to a small number of workout portfolio cases.

Operating expenses

Total operating expenses decreased to CHF 523 million from CHF 527 million in the previous quarter, mainly due to a credit related to the seasonal effect of vacation accruals, partly offset by higher charges from operations units of CHF 16 million and a one-time charge of CHF 8 million arising from an adjustment to 2012 prior-period operations-related charges by Retail & Corporate to Wealth Management that was recognized at the time of the centralization of operations units referred to below.

On 1 July 2012 operations units from the business divisions were centralized in the Corporate Center. As Retail & Corporate previously provided significant operations support to other business divisions, the centralization and subsequent reallocation of operations units had the effect in the third quarter of reducing net charges out for services provided to other business divisions by

CHF 104 million. This was offset by lower personnel costs of CHF 76 million and lower non-personnel costs of CHF 28 million.

è	Refer to the “Recent developments” section in this report for more information on changes related to the centralization of operations units

Personnel expenses decreased to CHF 342 million from CHF 421 million, mainly reflecting the effects of the abovementioned centralization of operations units in the Corporate Center and the seasonal effect of vacation accruals. A further decrease resulted from a one-time net credit from changes to the rules for the Swiss long-service and sabbatical awards. These decreases were partially offset by higher charges from operations units and the abovementioned one-time effect from an adjustment of 2012 prior-period operations-related charges.

General and administrative expenses were CHF 193 million, down from CHF 223 million, mainly reflecting the effects from the abovementioned centralization of operations units in the Corporate Center and higher marketing expenses in the second quarter in relation to our 150th anniversary. Net charges out for services to other business divisions decreased to CHF 41 million from CHF 150 million in the previous quarter, reflecting the abovementioned centralization of operations units. Depreciation expenses were CHF 29 million, CHF 5 million lower than in the prior quarter.

Cost/income ratio

The cost/income ratio decreased 0.8 percentage points to 55.3%, reflecting lower operating expenses and higher income. On an adjusted basis excluding restructuring charges, the cost/income ratio declined by 1.2 percentage points and was within our target range of 50% to 60%.

Net interest margin

The net interest margin decreased 2 basis points to 159 basis points, reflecting pressure on net interest income from historically low market interest rates and a slightly higher average loan volume. The net interest margin remained within the target range of 140 to 180 basis points.

Net new business volume growth

Annualized growth rate for net new business volume was 7.2% compared with 3.3% in the previous quarter. Both our retail and corporate businesses recorded strong net inflows, resulting from

36

UBS business divisions and Corporate Center

high net new client assets and, to a lesser extent, net new loan inflows. The higher average client assets were supported by strong deposit inflows and several large inflows in the global custody business. Moderate net new loan flows were in line with our strategy to grow our business in high-quality loans. Net new business volume growth was substantially above the target range of 1% to 4%.

Personnel: 3Q12 vs 2Q12

Retail & Corporate employed 10,227 personnel on 30 September 2012 compared with 11,268 on 30 June 2012. The above-mentioned centralization and subsequent reallocation of operations units personnel led to a decrease of approximately 1,100 personnel.

In addition, the personnel number for the third quarter includes the annual intake of more than 100 apprentices, which took place in August 2012.

Results: 9M12 vs 9M11

Pre-tax profit decreased by CHF 125 million to CHF 1,383 million from CHF 1,508 million in the first nine months of 2011. In the first nine months of 2012, personnel expenses benefited from a CHF 190 million credit related to changes to our Swiss pension plan. In the first nine months of 2011, there was a gain of CHF 289 million from the sale of our strategic investment portfolio. Adjusted for these one-time items and restructuring charges, pre-tax profit decreased by CHF 47 million or 4% to CHF 1,196 million.

Total operating income decreased by CHF 362 million to CHF 2,795, mainly reflecting the impact from the abovementioned gain from the sale of our strategic investment portfolio in 2011.

    Net interest income decreased by CHF 130 million to CHF 1,630 million, mainly due to a reduction in treasury-related income and increased charges and costs related to the multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury. In the first nine months of 2011, treasury-related income included revenues of CHF 69 mil-

lion related to our strategic investment portfolio, which was sold in the third quarter of 2011. Lower deposit margins resulting from historically low market interest rates also significantly affected interest income in the first nine months of 2012 compared with the first nine months of 2011.

Net fee and commission income increased to CHF 897 million from CHF 886 million in the first nine months of 2011. Net trading income decreased to CHF 203 million from CHF 263 million, mainly reflecting lower valuation income in 2012 related to credit default swaps to hedge certain loans as well as lower treasury-related income. Other income in the first nine months of 2012 was CHF 72 million compared with CHF 335 million, mainly reflecting a gain of CHF 289 million from the sale of our strategic investment portfolio in 2011. The first nine months of 2012 additionally reflect higher income related to investments, particularly in SIX Group. Credit loss expenses were CHF 8 million in the first nine months of 2012 compared with credit loss expenses of CHF 88 million in the first nine months of 2011. This resulted mainly from CHF 79 million of collective loan loss allowances in the first nine months of 2011 mainly due to increased credit risks arising from the impact of the strengthening Swiss franc in 2011 on the financial position of predominantly Swiss corporate clients.

Total operating expenses decreased to CHF 1,412 million from CHF 1,649 million, mainly due to a credit to personnel expenses of CHF 190 million related to the abovementioned changes to our Swiss pension plan. On an adjusted basis excluding these changes and restructuring charges, operating expenses were down by CHF 26 million or 2%.

Personnel expenses decreased by CHF 237 million to CHF 1,015 million, including the abovementioned effects such as the credit from the changes to our Swiss pension plan and restructuring charges. Adjusted for the Swiss pension plan changes as well as restructuring charges, personnel expenses decreased by CHF 30 million. The impact from the abovementioned centralization of operations units at the beginning of the third quarter of 2012 was partly offset by shifts of other middle and back office functions from Wealth Management to Retail & Corporate. Non-personnel expenses were stable at CHF 396 million compared with CHF 397 million in the previous year.

37

Corporate Center

Corporate Center

Corporate Center reporting – Total1, 2

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.12	30.6.12	30.9.11	2Q12	3Q11	30.9.12	30.9.11
Income	244	(163)	(358)			255	(46)
Credit loss (expense)/recovery[3]	(122)	(8)	(9)			(124)	3
Total operating income excluding own credit	122	(171)	(367)			131	(42)
Own credit[4]	(863)	239	1,765			(1,788)	1,608
Total operating income	(740)	68	1,399			(1,657)	1,565
Personnel expenses	67	65	31	3	116	220	77
General and administrative expenses	186	134	45	39	313	385	184
Services to/from other business units	0	7	11	100	100	18	41
Depreciation and impairment of property and equipment	4	0	20		(80)	5	55
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses[5]	258	206	107	25	141	628	357
Performance before tax	(998)	(138)	1,292			(2,286)	1,208
Performance before tax excluding own credit	(135)	(377)	(473)	64	71	(498)	(400)

Additional information[6]
Total assets (CHF billion)[7]	160.1	162.3	93.2	(1)	72
BIS risk-weighted assets (CHF billion)[8]	29.7	29.8	30.1	0	N/A
Personnel before allocations (full-time equivalents)	25,781	25,612	26,929	1	(4)
Allocations to business divisions (full-time equivalents)	(25,239)	(25,087)	(26,397)	(1)	4
Personnel after allocations (full-time equivalents)	542	526	532	3	2

1 Beginning in the second quarter of 2012, the measurement of the performance of the business divisions excludes own credit gains and losses on financial liabilities designated at fair value. This reflects the fact that these gains and losses are not managed at a business division level and are not necessarily indicative of any business division’s performance. In line with these internal reporting changes, own credit gains and losses are now reported as part of Corporate Center – Core Functions. Prior periods have been restated to conform to this presentation.    2 In the second quarter of 2012, we transferred the provision for US mortgage loan repurchase demands from the Investment Bank to the Corporate Center – Legacy Portfolio. Expenses related to this provision incurred in periods prior to the second quarter of 2012 are presented within the Investment Bank. Refer to “Note 17b Litigation, regulatory and similar matters” in the “Financial information” section of this report for more information on this provision.    3 Includes credit loss (expense)/recovery mainly due to reclassified and acquired securities.    4 Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit gain for such debt held on 30 September 2012 amounts to CHF 0.1 billion. This gain has reduced the fair value of financial liabilities designated at fair value through profit or loss recognized on our balance sheet. Refer to “Note 13b Fair value of financial instruments” in the “Financial information” section of this report for more information.    5 Operating expenses include restructuring provision releases of CHF 3 million in the third quarter of 2012, restructuring provision releases of CHF 7 million in the second quarter of 2012 and restructuring charges of CHF 16 million in the third quarter of 2011.    6 Please note that some of the comparative figures in this table differ from those originally published in quarterly and annual reports (for example following organizational changes).    7 Based on third-party view, i.e. without intercompany balances. Refer to “Note 2 Segment reporting” of this report for more information.     8 Data reported as of 30 September 2012 and 30 June 2012 is disclosed in accordance with the Basel 2.5 framework. Data reported as of 30 September 2011 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information.

38

UBS business divisions and Corporate Center

Corporate Center – Core Functions

The pre-tax result in the third quarter was a loss of CHF 936 million compared with a loss of CHF 19 million in the previous quarter. The third quarter included an own credit loss of CHF 863 million compared with a gain of CHF 239 million in the prior quarter. Treasury income remaining in Corporate Center – Core Functions after allocations to the business divisions was positive CHF 125 million compared with negative CHF 64 million in the prior quarter.

Corporate Center reporting – Core Functions1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.12	30.6.12	30.9.11	2Q12	3Q11	30.9.12	30.9.11
Income	12	(137)	101		(88)	(114)	57
Credit loss (expense)/recovery	0	0	0			0	(1)
Total operating income excluding own credit	12	(137)	102		(88)	(114)	56
Own credit[2]	(863)	239	1,765			(1,788)	1,608
Total operating income as reported	(851)	102	1,867			(1,902)	1,664
Personnel expenses	47	51	13	(8)	262	167	28
General and administrative expenses	33	72	18	(54)	83	119	75
Services to/from other business units	2	(3)	(2)			2	0
Depreciation and impairment of property and equipment	4	0	19		(79)	4	52
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses	86	120	47	(28)	83	292	155
Performance before tax	(936)	(19)	1,819			(2,194)	1,509
Performance before tax excluding own credit	(74)	(258)	54	71		(406)	(99)
Additional information[3]
Total assets (CHF billion)[4]	117.1	115.8	36.5	1
BIS risk-weighted assets (CHF billion)[5]	5.3	5.5	10.5	(4)	N/A
Personnel before allocations (full-time equivalents)	25,730	25,560	26,874	1	(4)
Allocations to business divisions (full-time equivalents)	(25,472)	(25,323)	(26,653)	(1)	4
Personnel after allocations (full-time equivalents)	258	237	221	9	17
Corporate Center – Core Functions – expenses before service allocation to business divisions[3]
Personnel expenses	1,059	1,043	1,098	2	(4)	3,056	3,475
General and administrative expenses	949	987	913	(4)	4	2,779	2,683
Depreciation and impairment of property and equipment	155	168	204	(8)	(24)	471	543
Total operating expenses before service allocation to business divisions	2,163	2,199	2,216	(2)	(2)	6,307	6,701
Net allocations to business divisions	(2,078)	(2,079)	(2,168)	0	4	(6,015)	(6,546)
Total operating expenses[6]	86	120	47	(28)	83	292	155

1 Beginning in the second quarter of 2012, the measurement of the performance of the business divisions excludes own credit gains and losses on financial liabilities designated at fair value. This reflects the fact that these gains and losses are not managed at a business division level and are not necessarily indicative of any business division’s performance. In line with these internal reporting changes, own credit gains and losses are now reported as part of Corporate Center – Core Functions. Prior periods have been restated to conform to this presentation.    2 Represents own credit changes on financial liabilities designated at fair value through profit. The cumulative own credit gain for such debt held on 30 September 2012 amounts to CHF 0.1 billion. This gain has reduced the fair value of financial liabilities designated at fair value through profit recognized on our balance sheet. Refer to “Note 13b Fair value of financial instruments” in the “Financial information” section of this report for more information.    3 Please note that some of the comparative figures in this table differ from those originally published in quarterly and annual reports (for example following organizational changes).    4 Based on third-party view, i.e. without intercompany balances. Refer to “Note 2 Segment reporting” section of this report for more information.    5 Data reported as of 30 September 2012 and 30 June 2012 is disclosed in accordance with the Basel 2.5 framework. Data as of 30 September 2011 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information.    6 Operating expenses include restructuring provision releases of CHF 3 million in the third quarter of 2012, restructuring provision releases of CHF 7 million in the second quarter of 2012 and restructuring charges of CHF 16 million in the third quarter of 2011.

39

Corporate Center

Results: 3Q12 vs 2Q12

Operating income

Total operating income was negative CHF 851 million in the third quarter compared with positive CHF 102 million in the prior quarter. Excluding own credit, operating income was positive CHF 12 million compared with negative CHF 137 million.

Treasury income remaining in Corporate Center – Core Functions, after allocations to the business divisions, was positive CHF 125 million compared with negative CHF 64 million. This increase was mainly due to a hedge ineffectiveness gain of CHF 106 million arising from the basis risk inherent within our macro cash flow hedge accounting model, compared with a loss of CHF 70 million in the prior quarter. In addition, the third quarter included CHF 54 million in net foreign currency translation gains, reclassified from other comprehensive income, related to dormant subsidiaries. When compared with the second quarter of 2012, the average size and costs of maintaining our multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury remained relatively stable. Issuance and debt servicing costs increased due to the issuance of new debt instruments in the third quarter.

Furthermore, third quarter operating income included an increased charge related to provisions for litigation, regulatory and similar matters which was recorded as negative other income.

Own credit

An own credit loss on financial liabilities designated at fair value of CHF 863 million was recorded in the third quarter, primarily due to a tightening of our credit spreads over the quarter. An own credit gain of CHF 239 million was recorded in the prior quarter.

Operating expenses

On a gross basis before service allocations to the business divisions, total operating expenses were CHF 2,163 million, down from CHF 2,199 million in the prior quarter, mainly due to releases of real estate reinstatement costs in the third quarter. In addition, the second quarter included higher marketing costs in relation to our 150th anniversary, including expenses related to the education initiative we launched to mark the occasion, as well as real estate provisions and impairments.

    Personnel expenses increased by CHF 16 million to CHF 1,059 million, predominantly due to higher variable compensation accruals and unfavorable currency effects, partially offset by the seasonal effect of vacation accrual, as well as a one-time net credit from changes to the rules for the Swiss long-service and sabbatical awards announced in the third quarter.

General and administrative expenses decreased by CHF 38 million to CHF 949 million, mainly due to releases of real estate reinstatement costs in London in the third quarter and higher marketing costs in relation to our 150th anniversary as well as real estate provisions in New York in the prior quarter.

Depreciation expenses decreased by CHF 13 million to CHF

155 million following a real estate impairment recorded in the second quarter.

The business divisions were charged CHF 2,078 million for shared services costs, a decrease of CHF 1 million from the previous quarter.

Total operating expenses remaining after allocations to the business divisions decreased to CHF 86 million from CHF 120 million in the prior quarter. This mainly reflects the seasonal effect of vacation accruals, a one-time net credit from changes to the rules for the Swiss long-service and sabbatical awards announced in the third quarter, as well as higher marketing costs including the abovementioned education initiative in the second quarter, not allocated to the business divisions.

Personnel: 3Q12 vs 2Q12

At the end of the third quarter of 2012, Corporate Center – Core Functions employed 25,730 personnel, of whom 25,472 were allocated to the business divisions and the Legacy Portfolio unit, based on services consumed. The increase of 170 personnel from the prior quarter mainly reflected additional staff required to meet regulatory demands and to work on strategic initiatives. The 258 personnel remaining in Corporate Center – Core Functions after allocations were related to Group governance functions and other corporate items.

Results: 9M12 vs 9M11

The pre-tax result in the first nine months of 2012 was a loss of CHF 2,194 million compared with a gain of CHF 1,509 million in the first nine months of 2011. On an adjusted basis excluding own credit and restructuring charges, the pre-tax result was a loss of CHF 413 million compared with a loss of CHF 89 million.

Total operating income excluding own credit decreased by CHF 170 million, largely due to higher charges related to our multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury. Treasury income remaining in Corporate Center – Core Functions after allocations to the business divisions increased by CHF 107 million to CHF 140 million, mainly due to a hedge ineffectiveness gain of 97 million arising from the basis risk inherent within our macro cash flow hedge accounting model. In addition, the first nine months of 2011 included a gain of CHF 78 million from the sale of a property in Switzerland.

    Costs before allocations to the business divisions decreased by CHF 394 million to CHF 6,307 million. This was mainly due to changes to our Swiss pension plan, the capitalization of internally generated software and lower variable compensation accruals, partly offset by higher marketing costs and real estate provisions. In addition, the first nine months of 2011 included higher provisions for litigation, regulatory and similar matters as well as higher charges for amortization of software costs.

40

UBS business divisions and Corporate Center

Legacy Portfolio

The pre-tax result was a loss of CHF 62 million in the third quarter of 2012 compared with a loss of CHF 119 million in the previous quarter. This was primarily due to an increase in the value of our option to acquire the SNB StabFund’s equity, partly offset by credit loss expenses as well as increased charges for provisions for litigation, regulatory and similar matters.

Corporate Center reporting – Legacy Portfolio1, 2

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.12	30.6.12	30.9.11	2Q12	3Q11	30.9.12	30.9.11
SNB StabFund option	266	48	(207)	454		445	(1)
Legacy Portfolio excluding SNB StabFund option	(34)	(73)	(252)	53	87	(76)	(101)
Total income	232	(25)	(459)			369	(102)
Credit loss (expense)/recovery[3]	(122)	(8)	(9)			(124)	4
Total operating income	110	(34)	(468)			245	(98)
Personnel expenses	21	14	19	50	11	53	49
General and administrative expenses	153	61	27	151	467	265	110
Services (to)/from other business divisions	(2)	10	13			17	41
Depreciation and impairment of property and equipment	0	0	1		100	1	2
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses	172	85	59	102	192	336	203
Performance before tax	(62)	(119)	(527)	48	88	(91)	(301)

Additional information
Total assets (CHF billion)[4]	43.1	46.5	56.7	(7)	(24)
BIS risk-weighted assets (CHF billion)[5]	24.4	24.3	19.6	0	N/A
Personnel before allocations (full-time equivalents)	51	52	55	(2)	(7)
Allocations from business divisions (full-time equivalents)	233	237	256	(2)	(9)
Personnel after allocations (full-time equivalents)	284	289	311	(2)	(9)

1 Beginning in the second quarter of 2012, the measurement of the performance of the business divisions excludes own credit gains and losses on financial liabilities designated at fair value. This reflects the fact that these gains and losses are not managed at a business division level and are not necessarily indicative of any business division’s performance. In line with these internal reporting changes, own credit gains and losses are now reported as part of Corporate Center – Core Functions. Prior periods have been restated to conform to this presentation.    2  In the second quarter of 2012, we transferred the provision for US mortgage loan repurchase demands from the Investment Bank to the Corporate Center – Legacy Portfolio. Expenses related to this provision incurred in periods prior to the second quarter of 2012 are presented within the Investment Bank. Refer to “Note 17b Litigation, regulatory and similar matters” in the “Financial information” section of this report for more information.    3 Includes credit loss (expense)/recovery mainly due to reclassified and acquired securities.    4 Based on third-party view, i.e. without intercompany balances. Refer to “Note 2 Segment reporting” of this report for more information.    5 Data reported as of 30 September 2012 and 30 June 2012 is disclosed in accordance with the Basel 2.5 framework. Data as of 30 September 2011 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information.

Results: 3Q12 vs 2Q12

Operating income

Total operating income was positive CHF 110 million in the third quarter of 2012 compared with negative CHF 34 million in the second quarter of 2012. The revaluation of our option to acquire the SNB StabFund’s equity resulted in a gain of CHF 263 million in the third quarter, primarily due to higher market valuation of the fund’s assets, compared with a gain of CHF 45 million in the prior quarter.

Operating income from the Legacy Portfolio excluding the SNB StabFund option was negative CHF 156 million compared with negative CHF 81 million.

The third quarter net credit loss expense mainly reflected an impairment charge related to certain student loan auction rate securities that have been sold, or are expected to be sold, in the fourth quarter of 2012. The aggregate effect of these transactions on Basel III risk-weighted assets (RWA) is a CHF 0.7 billion reduction recognized in the third quarter and a further reduction of approximately CHF 5 billion expected to be recognized in the fourth quarter. The second quarter included a net loss related to the sale or liquidation of substantially all assets underlying the previously disclosed settlement with MBIA to reduce RWA on a pro-forma Basel III basis.

41

Corporate Center

Operating expenses

Total operating expenses increased to CHF 172 million from CHF 85 million in the prior quarter, predominantly due to higher charges for provisions for litigation, regulatory and similar matters as well as higher legal fees.

BIS risk-weighted assets

RWA measured on a Basel 2.5 basis remained unchanged at CHF 24 billion at the end of the third quarter, as reduced credit risk was offset by increased market risk. Our pro-forma Basel III estimated RWA for the Legacy Portfolio decreased to CHF 49 billion over the quarter from CHF 53 billion, due to sales and exposure reductions combined with model changes. As mentioned above, we expect the sales of student loan auction rate securities in the fourth quarter of 2012 to reduce Basel III RWA by approximately CHF 5 billion in that quarter.

è	Refer to the “Capital management” section of this report for more information

Personnel: 3Q12 vs 2Q12

At the end of the third quarter of 2012, a total of 284 personnel were employed within the SNB StabFund investment management team and the management team for the remainder of the Legacy Portfolio, down from 289 in the prior quarter.

Results: 9M12 vs 9M11

The pre-tax result was a loss of CHF 91 million in the first nine months of 2012 compared with a loss of CHF 301 million in the first nine months of 2011.

Total operating income increased to CHF 245 million from negative CHF 98 million. The revaluation of our option to acquire the SNB StabFund’s equity resulted in a gain of CHF 435 million in the first nine months of 2012 compared with a loss of CHF 4 million in the first nine months of 2011. The Legacy Portfolio excluding the SNB StabFund option recorded a loss of CHF 200 million in the first nine months of 2012 compared with a loss of CHF 97 million in the first nine months of 2011.

Total operating expenses increased to CHF 336 million from CHF 203 million, predominantly due to higher charges for provisions for litigation, regulatory and similar matters, partly offset by lower attributions for services consumed.

42

Risk and treasury management Management report

Risk management and control

Risk management and control

Overall, our credit and market risk profile did not change materially over the third quarter.

Credit risk

The tables in this section provide an update of our credit risk exposures on 30 September 2012, including details of our banking products, allowances and provisions for credit losses and the composition and credit quality of our key loan portfolios in Wealth Management, Wealth Management Americas and Retail & Corporate. This section also includes an update on counterparty exposures from banking products and over-the-counter (OTC) derivative contracts booked within the Investment Bank and the Legacy Portfolio.

è	Refer to the “Group results” section of this report for information on credit loss expense/recovery in the third quarter

Gross banking products and impairments

The credit risk exposures reported in the table “Allowances and provisions for credit losses” represent the International Financial Reporting Standards (IFRS) balance sheet view of our gross banking products portfolios. These comprise the balance sheet line items Balances with central banks, Due from banks, and Loans as well as the off-balance sheet items Guarantees and Loan commitments. The table also shows the IFRS reported allowances and provisions for credit losses and impaired exposure.

Our gross loan exposure increased by CHF 4 billion to CHF 279 billion, of which CHF 2.5 billion was impaired. The CHF 0.8 billion increase in impaired loans related to certain student loan auction rate securities that have been sold, or are expected to be sold, in the fourth quarter of 2012. The impaired exposure in the Legacy Portfolio is expected to reduce by CHF 1.0 billion following the final execution of the sales. The aggregate effect of these transactions on Basel III risk-weighted assets is a CHF 0.7 billion reduction recognized in the third quarter and a further reduction of approximately CHF 5 billion expected to be recognized in the fourth quarter. Excluding this portfolio, the ratio of impaired loans to total loans improved slightly from 0.6% to 0.5%.

During the third quarter we recalibrated the internal ratings for counterparties in several of our portfolios, extending the sample of historical defaults to take into account observations further back in time than had been considered previously. The extension of the sample reduces the pro-cyclicality of the rating tools. This resulted in some internal ratings changing, a generally downward shift in the ratings of counterparties within our Swiss mortgage portfolio and a generally upward shift in the ratings of counterparties within the corporates portfolio.

44

Risk and treasury management

Allowances and provisions for credit losses1

CHF million, except where indicated	IFRS exposure, gross		Impaired exposure[2]		Specific allowances and provisions for credit losses[3]		Estimated liquidation proceeds of collateral		Impairment ratio (%)
	30.9.12	30.6.12	30.9.12	30.6.12	30.9.12	30.6.12	30.9.12	30.6.12	30.9.12	30.6.12

Group
Balances with central banks	86,910	94,398							0.0	0.0
Due from banks	24,882	38,318	56	57	23	24			0.2	0.1
Loans	279,300	275,245	2,546	1,767	725	633	1,366	634	0.9	0.6
of which: related to Legacy Portfolio[4]	13,972	14,695	1,161	324	193	88	976	234	8.3	2.2
of which: related to other loans	265,328	260,550	1,385	1,443	532	545	389	400	0.5	0.6
Guarantees	19,008	18,826	71	69	57	71	6	2	0.4	0.4
Loan commitments	64,773	64,180	51	50	5	7			0.1	0.1
Banking products	474,872	490,967	2,724	1,942	809	735	1,371	637	0.6	0.4

Wealth Management
Balances with central banks	269	258							0.0	0.0
Due from banks	2,162	2,191							0.0	0.0
Loans	84,876	81,697	58	60	40	41	21	20	0.1	0.1
Guarantees	2,322	2,471							0.0	0.0
Loan commitments	1,471	1,279							0.0	0.0
Banking products	91,100	87,896	58	60	40	41	21	20	0.1	0.1

Wealth Management Americas
Balances with central banks	5,174	5,640							0.0	0.0
Due from banks	1,806	1,620							0.0	0.0
Loans	30,405	29,613	1	1	1	1	0	0	0.0	0.0
Guarantees	402	402							0.0	0.0
Loan commitments	1,287	1,221							0.0	0.0
Banking products	39,074	38,496	1	1	1	1	0	0	0.0	0.0

Investment Bank
Balances with central banks	32,038	30,434							0.0	0.0
Due from banks	16,713	29,161	11	11	3	5			0.1	0.0
Loans	13,120	12,592	482	495	44	48	158	158	3.7	3.9
Guarantees	6,820	6,917	49	48	47	46			0.7	0.7
Loan commitments	54,886	54,598	50	49					0.1	0.1
Banking products	123,577	133,701	592	603	93	98	158	158	0.5	0.5

Global Asset Management
Balances with central banks
Due from banks	332	329							0.0	0.0
Loans	80	76							0.0	0.0
Guarantees
Loan commitments
Banking products	411	405	0	0	0	0	0	0	0.0	0.0

Retail & Corporate
Balances with central banks	1,961	2,068							0.0	0.0
Due from banks	3,296	3,183	45	45	21	19			1.4	1.4
Loans	136,819	136,562	845	889	448	456	211	222	0.6	0.7
Guarantees	9,332	8,905	23	22	10	20	6	2	0.2	0.2
Loan commitments	7,087	6,931	1	1	5	7			0.0	0.0
Banking products	158,494	157,650	913	957	483	502	216	224	0.6	0.6

Corporate Center
Balances with central banks	47,468	55,998							0.0	0.0
Due from banks	574	1,833							0.0	0.0
Loans	14,001	14,706	1,161	324	193	88	976	234	8.3	2.2
of which: related to Legacy Portfolio[4]	13,972	14,695	1,161	324	193	88	976	234	8.3	2.2
Guarantees	132	131				5			0.0	0.0
Loan commitments	42	152							0.0	0.0
Banking products	62,216	72,819	1,161	324	193	94	976	234	1.9	0.4

1  Excludes allowances for securities borrowed.    2  Excludes reclassified securities that are not considered impaired.    3  Excludes CHF 134 million (30.6.12: CHF 122 million) in collective loan loss allowances.    4   Includes reclassified securities, refer to “Note 14 Reclassification of financial assets” in the “Financial information” section of this report for more information.

45

Risk management and control

Wealth Management loan portfolio

Our Wealth Management loan portfolio is mainly secured by securities, residential property and cash (including certain fiduciary investments) as outlined in the table “Wealth Management and Retail & Corporate: composition of loan portfolio, gross”.

Retail & Corporate loan portfolio

Our largest loan portfolio is our mortgage portfolio within Retail & Corporate, which principally comprises mortgage loans within Switzerland.

The composition of the Retail & Corporate loan portfolio was largely unchanged over the quarter and 91% was secured by collateral. Based on our internal ratings, 56% of the unsecured loan portfolio was rated investment grade compared with 59% at the end of the prior quarter. The slight decrease was largely a result of the aforementioned recalibration of internal ratings. Furthermore, 60% of the unsecured portfolio related to cash flow-based lending to corporate counterparties, and 21% to lending to public authorities.

Investment Bank

The table “Investment Bank: banking products and OTC derivatives exposure” shows the Investment Bank’s banking products (loans, guarantees and loan commitments) and OTC derivatives portfolios, gross and net of allowances, provisions, credit valuation adjustments (CVA) and single-name credit hedges. Further

Wealth Management and Retail & Corporate: composition of loan portfolio, gross

	Wealth Management				Retail & Corporate
	30.9.12		30.6.12		30.9.12		30.6.12
	CHF million	%	CHF million	%	CHF million	%	CHF million	%
Secured by residential property	30,845	36.3	30,128	36.9	97,932	71.6	96,948	71.0
Secured by commercial/industrial property	1,936	2.3	1,934	2.4	19,959	14.6	19,908	14.6
Secured by cash	12,266	14.5	12,544	15.4	234	0.2	238	0.2
Secured by securities	33,208	39.1	30,767	37.7	1,337	1.0	1,550	1.1
Secured by guarantees & other collateral	6,462	7.6	6,243	7.6	5,725	4.2	5,643	4.1
Unsecured loans	158	0.2	80	0.1	11,631	8.5	12,276	9.0
Total loans, gross	84,876	100.0	81,697	100.0	136,819	100.0	136,562	100.0
Total loans, net of allowances and credit hedges	84,833		81,653		136,242		135,989

Investment Bank: banking products and OTC derivatives exposure1

	Banking products		OTC derivatives
CHF million	30.9.12	30.6.12	30.9.12	30.6.12
Total exposure, before deduction of allowances and provisions, CVA and hedges	79,363	79,814	28,325	34,886
Less: allowances, provisions, CVA	(55)	(58)	(646)	(877)
Less: credit protection bought (credit default swaps, notional)	(18,455)	(20,296)	(2,723)	(2,690)
Net exposure after allowances and provisions, CVA and hedges	60,853	59,461	24,956	31,319

1 Banking products: risk view, excludes balances with central banks, due from banks and internal risk adjustments; OTC derivatives: net replacement value includes the impact of netting agreements (including cash collateral) in accordance with Swiss federal banking law.

Investment Bank: distribution of net banking products exposure, across UBS internal rating and loss given default (LGD) buckets

CHF million, except where indicated			30.9.12						30.6.12
				LGD buckets				Weighted		Weighted
	Moody’s Investors	Standard &						average		average
Internal UBS rating	Service mapping	Poor’s mapping	Exposure	0–25%	26–50%	51–75%	76–100%	LGD (%)	Exposure	LGD (%)
Investment grade	Aaa to Baa3	AAA to BBB-	41,347	9,875	19,894	5,819	5,760	44	38,624	43
Sub-investment grade			19,505	11,531	6,109	978	887	25	20,837	30
of which: 6–9	Ba1 to B1	BB+ to B+	12,966	8,079	3,512	803	572	24	12,396	29
of which: 10–12	B2 to Caa	B to CCC	6,226	3,246	2,526	158	297	27	8,043	33
of which: 13 and defaulted	Ca and lower	CC and lower	313	206	71	17	19	23	397	17
Net banking products exposure, after application of credit hedges[1]			60,853	21,406	26,003	6,796	6,647	38	59,461	39

1 Banking products: risk view, excludes balances with central banks, due from banks and internal risk adjustments.

46

Risk and treasury management

breakdowns are provided within the table “Investment Bank: distribution of net banking products exposure, across internal UBS ratings and loss given default (LGD) buckets”.

At the end of the third quarter and based on internal ratings, 68% of our net banking products exposure was classified as investment grade compared with 65% at the end of the prior quarter. The slight increase was largely a result of the aforementioned recalibration of internal ratings. The majority of the exposure had estimated loss given defaults of between 0% and 50%.

Legacy Portfolio

The loans of CHF 14 billion within our Legacy Portfolio predominantly comprise assets that were reclassified in the fourth quarter of 2008 from Held for trading to Loans and receivables, student loan auction rate securities and our loan to the RMBS Opportunities Master Fund, LP, a special purpose entity managed by BlackRock Financial Management Inc.

The outstanding balance receivable from the RMBS Opportunities Master Fund, LP, taking into account the amounts held in escrow, reduced in the third quarter of 2012 by USD 0.3 billion to USD 3.8 billion.

The net replacement value of our OTC contracts after application of master netting agreements, hedges, allowances and credit valuation adjustments within the Legacy Portfolio decreased slightly to CHF 3.5 billion from CHF 3.9 billion at the end of the prior quarter.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2011 for more information on our loan to the RMBS Opportunities Master Fund, LP

Exposure to student loan auction rate securities

Our exposure to student loan auction rate securities (ARS) was largely unchanged at USD 5.4 billion. At the end of the third quarter, 78% of the collateral underlying the remaining student loan ARS inventory was backed by Federal Family Education Loan Program guaranteed collateral, which is reinsured by the US Department of Education for no less than 97% of principal and interest. All of our student loan ARS positions are held as Loans and receivables and are subject to a quarterly impairment test that includes a review of performance reports for each issuing trust.

Exposure to monoline insurers

The majority of our exposure to monoline insurers arises from credit default swap (CDS) protection purchased to hedge specific positions. The table “Exposure to monoline insurers, by rating” shows the CDS protection purchased from monoline insurers, calculated as the sum of the fair values of individual CDS after credit valuation adjustments (CVA).

The total fair value of CDS protection purchased from monoline insurers decreased to USD 0.8 billion after cumulative CVA of USD 0.3 billion.

è	Refer to “Non-trading portfolios – valuation and sensitivity information by instrument category” for more information

Exposures to selected eurozone countries

We continue to monitor and manage our exposure to peripheral European countries closely, and our direct exposure to Greece, Italy, Ireland, Portugal and Spain remains limited.

Student loan ARS inventory

	Carrying value
USD million	30.9.12		30.6.12
US student loan ARS	5,448	[1]	5,575
of which: rated BB– and above	5,117		5,192
of which: rated below BB–	331		382

1 Includes USD 2.8 billion (CHF 2.6 billion) at carrying value of student loan ARS that were reclassified to Loans and receivables from Held for trading in the fourth quarter 2008. Refer to “Note 14 Reclassification of financial assets” in the “Financial information” section of this report for more information.

Exposure to monoline insurers, by rating1

		30.9.12
	Notional amount[2]	Fair value of CDS	Credit valuation adjustment	Fair value of CDS after credit valua- tion adjustment
USD million	Column 1	Column 2	Column 3	Column 4 (= 2–3)
Credit protection bought from monoline insurers, by rating[3]
of which: from monolines rated investment grade (BBB and above)	1,150	334	83	251
of which: from monolines rated sub-investment grade (BB and below)	4,612	818	249	569
Total 30.9.12	5,762	1,152	332	820
Total 30.6.12	6,154	1,449	486	963

1 Excludes the benefit of credit protection purchased from unrelated third parties.    2 Represents gross notional amount of credit default swaps (CDS) purchased as credit protection.    3 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies.

47

Risk management and control

In addition to monitoring direct exposure, we actively consider the inter-linkages among eurozone countries and institutions. We monitor and evaluate the policy responses of key EU institutions and the International Monetary Fund. In addition, we evaluate the implications of these developments for a broad range of countries and institutions beyond Europe when calibrating our eurozone-focused stress scenarios and making assumptions about the behavior of a variety of factors, including currency, GDP, equity markets, consumer price index, corporate spreads, sovereign CDS and interest rates, for a number of key countries and regions. We apply these stress scenarios to our risk portfolios as part of our firm-wide stress testing framework. Furthermore, we subject our OTC exposures with a wide range of counterparties to these stress scenarios to gain an understanding of potential adverse impacts on our counterparty exposures, as well as to help identify so-called wrong way risks.

The table “Exposures to selected eurozone countries” provides an overview of our exposure to eurozone countries rated lower than AAA/Aaa by at least one of the major rating agencies. Exposures to Andorra, Cyprus, Estonia, Malta, Monaco, Montenegro, San Marino, Slovakia, and Slovenia are grouped in “Other”.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2011 for more information on country risk

Basis of preparation

The presentation of exposures follows our internal risk view, which allocates exposure to countries based on the risk domicile of the counterparty or issuer and without recognizing any expected recovery values.

We have classified our exposures into the following product categories:

–

Banking products are loans (at amortized cost), loan commitments (notional basis) and guarantees (notional basis), and include an immaterial amount of available-for-sale debt and equity positions (at fair value).

–

Traded products include the counterparty risk arising from OTC derivatives and securities financing transactions, presented at net positive replacement value after taking into account master netting agreements.

–

Trading inventory includes securities such as bonds and equities, as well as the risk relating to the underlying reference assets for derivative positions, including those linked to credit protection we buy or sell.

    In general, exposures are shown against the country of domicile of the contractual counterparty or the issuer of the security. For some counterparties whose economic substance in terms of assets or source of revenues is primarily located in a different country, the exposure is allocated to the risk domicile of that different country.

This is the case, for example, with legal entities incorporated in financial offshore centers, which have their main assets and revenue streams outside the country of domicile. The same principle applies to exposures for which we hold third-party guarantees or collateral, where we report the exposure against the country of domicile of either the guarantor or the issuer of the underlying security, or against the country where pledged physical assets are located.

We apply a specific approach to banking products exposures to branches of financial institutions which are located in a country other than that of the domicile of the legal entity. In such cases, exposures are recorded in full against the country of domicile of the firm and additionally in full against the country in which the branch is located.

In the case of derivatives, we show the counterparty risk associated with the positive replacement value against the country of domicile of the counterparty (presented within “Traded products”). In addition, the risk associated with the instantaneous fall in value of the underlying reference asset to zero (assuming no recovery) is shown against the country of domicile of the issuer of the reference asset (presented within “Trading inventory”). This approach ensures that we capture both the counterparty and issuer elements of risk arising from derivatives and applies comprehensively for all credit derivatives, including single-name CDS. As a basic example: if a CDS protection for a notional value of 100 bought from a counterparty domiciled in country X referencing debt of an issuer domiciled in country Y has a positive replacement value of 20, we record (i) the fair value of the CDS (20) against country X (within “Traded products”) and (ii) the hedge benefit (notional minus fair value) of the CDS (100 – 20 = 80) against country Y (within “Trading inventory”). In the example of protection bought, the 80 hedge benefit would offset against any exposure arising from securities held and issued by the same entity as the reference asset, floored at zero per issuer. In the case of protection sold, this would be reflected as a risk exposure of 80 in addition to any exposure arising from securities held and issued by the same entity as the reference asset.

The risk-reducing effects of master netting agreements and collateral either in the form of cash or portfolios of diversified marketable securities, are taken into account when determining what is presented as “Exposure before hedges”.

Within banking products and traded products, the risk-reducing effect of any credit protection is taken into account on a notional basis when determining the “Net of hedges” exposures.

    As we manage the trading inventory on a net basis, we net the value of long positions against short positions with the same underlying issuer. Net exposures are, however, floored at zero per issuer in the figures presented. We therefore do not recognize the potentially offsetting benefit of certain hedges and short positions across issuers.

48

Risk and treasury management

Exposures to selected eurozone countries

CHF million	Total		Banking products (loans, loan commitments, guarantees)				Traded products (counterparty risk from derivatives and securities financing) after master net- ting agreements and net of collateral		Trading inventory (securities and potential benefits/ remaining exposure from derivatives)
30.9.12		Net of hedges[1]	Exposure before hedges		Net of hedges[1]	of which: unfunded	Exposure before hedges	Net of hedges	Net long per issuer
France	9,608	8,280	3,993		2,905	791	2,107	1,866	3,509
Sovereign, agencies and central bank	3,016	2,807	180		92		230	109	2,606
Local governments	12	12	10		10		1	1	1
Banks	2,298	2,298	1,728		1,728		416	416	154
Other[2]	4,283	3,163	2,075		1,075		1,460	1,339	748
Italy	5,969	4,053	1,695		1,143	607	2,241	877	2,033
Sovereign, agencies and central bank	2,601	1,273	29		29		1,530	202	1,042
Local governments	115	115	0		0		59	59	56
Banks	911	911	552		552		331	331	28
Other[2]	2,342	1,755	1,115		562		321	285	907
Spain	4,426	3,624	3,697		3,081	94	375	190	354
Sovereign, agencies and central bank	174	174	16		16		0	0	158
Local governments	51	51	0		0		16	16	36
Banks	3,057	3,057	2,940	[3]	2,940		109	109	8
Other[2]	1,144	342	742		125		250	65	152
Austria	1,931	1,764	232		232	64	1,260	1,093	439
Sovereign, agencies and central bank	1,254	1,087	51		51		1,017	850	186
Local governments	5	5	0		0		0	0	5
Banks	477	477	32		32		227	227	218
Other[2]	194	194	149		149		17	17	29
Ireland[4]	1,655	1,655	465		465	17	941	941	248
Sovereign, agencies and central bank	84	84	0		0		3	3	81
Local governments	0	0	0		0		0	0	0
Banks	490	490	400		400		29	29	61
Other[2]	1,082	1,082	65		65		910	910	107
Belgium	1,169	1,154	164		164	39	389	373	617
Sovereign, agencies and central bank	921	906	4		4		346	331	571
Local governments	0	0	0		0		0	0	0
Banks	146	146	106		106		26	26	14
Other[2]	103	103	54		54		17	17	32
Portugal	163	66	112		16	15	4	4	47
Sovereign, agencies and central bank	30	30	0		0		0	0	30
Local governments	3	3	0		0		0	0	3
Banks	23	23	15		15		4	4	4
Other[2]	108	11	97		1		0	0	10
Greece	39	39	2		2	1	1	1	36
Sovereign, agencies and central bank	32	32	0		0		1	1	30
Local governments	0	0	0		0		0	0	0
Banks	1	1	1		1		0	0	0
Other[2]	7	7	1		1		0	0	5
Other	190	190	134		134	9	37	37	20
1 Not deducted from the “Net of hedges” exposures are total allowances and provisions of CHF 27 million (of which: Austria CHF 14 million and France CHF 7 million).    2 “Other” includes corporates, insurance companies and funds.    3 The majority of the banking products exposure shown to Spanish banks relates to secured facilities that are collateralized by non-European sovereign debt securities.     4 The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.

49

Risk management and control

Market risk

Most of our market risk originates from the Investment Bank’s trading activities. In addition, the Group Treasury function (part of Corporate Center) assumes foreign-exchange and interest-rate risk in connection with its balance sheet, profit and loss and capital management responsibilities. Market risk also arises within our Legacy Portfolio (part of Corporate Center), and our wealth and asset management operations also take limited market risk in relation to client business.

Trading portfolios

For the purposes of our disclosure, the 1-day, 95% level of confidence risk management value-at-risk (VaR), which includes all positions subject to internal management VaR limits, is used to quantify market risk exposures in our trading portfolio.

Value-at-risk

VaR is a statistical measure of market risk, representing the market risk losses that could potentially be realized over a set time horizon at an established level of confidence. This assumes no change in the firm’s trading positions over the relevant time period.

We recognize that no single measure may encompass the entirety of risks associated with a position or portfolio; consequently we employ a suite of comprehensive metrics with both overlapping and complementary characteristics in order to create a holistic framework which ensures material completeness of risk identification and measurement, and ensures that our aggregate risk exposures lie within our articulated risk appetite. As a statistical aggregate risk measure, and as the basis of regulatory capital underpinning for market risk, VaR is supplemented by a comprehensive framework of non-statistical measures and corresponding limits, to ensure that those risks in our portfolio which are not captured adequately by VaR are nevertheless individually identified and controlled appropriately. VaR is also complemented by an extensive series of stress tests and scenario analyses, which undergo continuous evaluation, to ensure that, were an extreme, but nevertheless plausible, event to occur, the resulting losses would not exceed our appetite for losses.

Actual realized market risk losses may differ from those implied by our VaR for a variety of reasons. For example, the five-year historical period used in creating our VaR measure may include fluctuations in market rates and prices that differ from those in the future; our VaR measure is calibrated to a 95% level of confidence and may not indicate potential losses beyond this level, and the impact on revenue of a market move may differ from that assumed by our VaR model. All VaR measures are subject to limitations and must be interpreted accordingly and used in conjunction with other risk measures.

The tables show our minimum, maximum, average and period-end management VaR. The significant decrease in maximum VaR in the third quarter is mainly due to the incident in the prior quarter related to the Facebook initial public offering. Excluding the effect of this incident, maximum VaR would still have been lower, by 31%, than in the prior quarter. The main contributors to Group VaR continue to be credit spread risk and, to a lesser extent, interest rate risk.

Backtesting

Backtesting compares 1-day 99% level of confidence regulatory VaR calculated on positions at the close of each business day with the revenues generated by those positions on the following business day. Backtesting revenues exclude non-trading revenues, such as fees and commissions, and estimated revenues from intra-day trading. A backtesting exception occurs when backtesting revenues are negative and the absolute value of those revenues is greater than the previous day’s VaR. We did not have any backtesting exceptions at Group level in the third quarter.

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Risk and treasury management

Group: value-at-risk (1-day, 95% confidence, 5 years of historical data)

	For the quarter ended 30.9.12						For the quarter ended 30.6.12
CHF million, except where indicated	Min.		Max.		Average	30.9.12	Min.		Max.		Average	30.6.12
Business division
Wealth Management	0		0		0	0	0		0		0	0
Wealth Management Americas	1		2		1	1	1		2		2	2
Investment Bank	22		30		26	27	25		164		38	30
Global Asset Management	0		0		0	0	0		0		0	0
Retail & Corporate	0		0		0	0	0		0		0	0
Corporate Center	9		17		11	10	9		15		12	11
Diversification effect	–	[1]	–	[1]	(11)	(9)	–	[1]	–	[1]	(11)	(11)
Total management VaR, Group	24		35		28	29	27		167		42	32
Diversification effect (%)					(28)	(24)					(21)	(25)

1 As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

Group: value-at-risk (1-day, 95% confidence, 5 years of historical data)

	For the quarter ended 30.9.12						For the quarter ended 30.6.12
CHF million, except where indicated	Min.		Max.		Average	30.9.12	Min.		Max.		Average	30.6.12
Risk type
Equities	8		13		10	12	9		160		17	12
Interest rates	13		21		17	16	17		33		23	17
Credit spreads	23		35		27	30	29		42		34	31
Foreign exchange	3		13		7	7	3		10		6	7
Energy, metals and commodities	1		6		3	2	1		5		3	2
Diversification effect	–	[1]	–	[1]	(35)	(38)	–	[1]	–	[1]	(41)	(37)
Total management VaR, Group	24		35		28	29	27		167		42	32
Diversification effect (%)					(56)	(57)					(50)	(54)

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

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Risk management and control

Non-trading portfolios

For the purpose of our disclosure, the market risks associated with our non-trading portfolios are quantified using sensitivity analysis.

This section includes a description of the valuation of certain significant product categories and related valuation techniques and models. In addition, sensitivity information is provided for certain significant instrument categories that are excluded from management VaR and the interest rate risk in the banking book as disclosed in the “Risk, treasury and capital management” section of our annual reports and semi-annual Pillar 3 reports. Some numbers are stated in US dollars, with the Swiss franc equivalent shown in brackets for comparative purposes.

Non-trading portfolios – valuation and sensitivity information by instrument category

Credit valuation adjustments on monoline credit protection

Included in our Legacy Portfolio are negative basis trades, whereby we purchased CDS protection from monoline insurers against UBS-held underlyings, including residential mortgage-backed securities (RMBS) collateralized debt obligations (CDO) and commercial mortgage-backed securities (CMBS) CDO, transactions with collateralized loan obligations (CLO) and asset-backed securities (ABS) CDO. Since the start of the financial crisis, the credit valuation adjustments (CVA) relating to these monoline exposures have been a source of valuation uncertainty, given market illiquidity and the contractual terms of these exposures relative to other monoline-related instruments.

CVA amounts related to monoline credit protection are based on a methodology that uses CDS spreads on the monolines as a key input in determining an implied level of expected loss. Where a monoline has no observable CDS spread, a judgment is made on the most comparable monoline or combination of monolines and the corresponding spreads are used instead. For RMBS CDO, CMBS CDO and CLO asset categories, cash flow projections are used in conjunction with current fair values of the underlying assets to provide estimates of expected future exposure levels. For other asset categories, future exposure is derived from current exposure levels.

To assess the sensitivity of the monoline CVA calculation to alternative assumptions, the impact of a 10% increase in monoline CDS spreads (e.g. from 1,000 basis points to 1,100 basis points for a specific monoline) was considered. Such an increase would have resulted in a USD 21 million (CHF 19 million) increase in the reported monoline CVA compared with USD 25 million (CHF 24 million) at the end of the prior quarter.

The sensitivity of the monoline CVA to a decrease of 1 percentage point in the monoline recovery rate assumptions (e.g. from 30% to 29% for a specific monoline, conditional on default occurring) is estimated to increase the reported figures by approximately USD 2 million (CHF 2 million) compared with USD 4 million

(CHF 3 million) at the end of the prior quarter. The sensitivity to credit spreads and recovery rates is substantially linear.

US reference-linked notes

The US reference-linked notes (RLN) consist of a series of transactions whereby we purchased credit protection, predominantly in note form, on a notional portfolio of fixed income assets. The referenced assets are comprised of USD ABS. These are primarily CMBS and RMBS and/or corporate bonds and loans across all rating categories. While the assets in the portfolio are marked-to-market, the credit protection embodied in the RLN is fair valued using a market standard approach to the valuation of portfolio credit protection (Gaussian copula). This approach is intended to effectively simulate correlated defaults within the portfolio, where the expected losses and defaults of the individual assets are closely linked to the observed market prices (spread levels) of those assets. Key assumptions of the model include correlations and recovery rates. We apply fair value adjustments related to potential uncertainty in each of these parameters, which are only partly observable. In addition, we apply fair value adjustments for uncertainties associated with the use of observed spread levels as the primary inputs. These fair value adjustments are calculated by applying shocks to the relevant parameters and revaluing the credit protection. These shocks for correlation, recovery and spreads are set to various levels depending on the asset type and/or region and may vary over time depending on the best judgment of the relevant trading and control personnel. Correlation and recovery shocks are generally in the reasonably possible range of 5 to 15 percentage points. Spread shocks vary more widely and depend on whether the underlying protection is funded or unfunded to reflect cash or synthetic basis effects. These fair value adjustments may also be considered a measurement of sensitivity.

The fair value of the US RLN credit protection was USD 129 million (CHF 121 million) at the end of the third quarter, including adjustments described above of USD 12 million (CHF 12 million). This compares with USD 194 million (CHF 184 million) at the end of the prior quarter, which included an adjustment of USD 14 million (CHF 14 million). The reduction in fair value was largely due to write-downs in the reference pool assets which led to reductions in the notional exposure and corresponding fair values.

Non-US reference-linked notes

The same valuation model and the same approach to calculation of fair value adjustments are applied to the non-US RLN credit protection and the US RLN credit protection as described above, except that the spread is shocked by 10% for European corporate names.

The fair value of the non-US RLN credit protection was USD 334 million (CHF 314 million) at the end of the third quarter, including adjustments of USD 23 million (CHF 21 million). This com-

52

Risk and treasury management

pares with a fair value of USD 404 million (CHF 384 million) at the end of the prior quarter, which included adjustments of USD 30 million (CHF 29 million). The reduction of the fair value exposure was mainly due to mark-to-market changes.

Option to acquire the equity of the SNB StabFund

Our call option to purchase the SNB StabFund’s equity is recognized on the balance sheet as a derivative at fair value (positive replacement values) with changes in fair value recognized in profit or loss. At the end of the third quarter, the fair value of the option (after reserves) was USD 2,199 million (CHF 2,068 million). This compares with USD 1,923 million (CHF 1,825 million) at the end of the prior quarter. The increase in the value of the option during the period is primarily attributable to an increase in the market value of the underlying SNB StabFund assets.

The option valuation model utilizes cash flow projections for assets within the SNB StabFund across various economic scenarios. This model is calibrated to market levels by setting the spread above the one-month LIBOR rates used to discount future cash flows, such that the model-generated price of the underlying asset pool equals our assessed fair value of the asset pool. The model incorporates a model reserve (fair value adjustment) to address the inherent valuation uncertainty associated with the forecasting process. This adjustment was USD 114 million (CHF 107 million) at the end of the third quarter compared with USD 117 million (CHF 111 million) at the end of the prior quarter.

A 100 basis-point increase in the discount rate would have decreased the option value by USD 174 million (CHF 164 million) at the end of the third quarter, compared with USD 156 million (CHF 148 million) at the end of the prior quarter. A 100 basis-point decrease would have increased the option value by USD 194 million (CHF 182 million) at the end of the third quarter, compared with USD 175 million (CHF 166 million) at the end of the prior quarter.

Interest rate risk in the banking book

As part of its management of interest rate risk, Group Treasury has managed portfolios that aimed to economically hedge negative effects on the firm’s interest income stemming from the unusually low yield environment. As discussed in the “Capital management” section of this report, the risk positions in these portfolios were closed during the third quarter. This changed our interest rate risk in the banking book 1-basis-point sensitivity by approximately CHF 5 million. Full information on interest rate risk sensitivity in the banking book was included in our Annual Report 2011, with updated quantitative information presented in our first half 2012 Pillar 3 report.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2011 and our first half 2012 Pillar 3 update for more information on interest rate risk in the banking book

Operational risk

The implementation of the enhanced operational risk framework remained a key focus during the third quarter. Momentum was maintained on implementation across the four main pillars, which are as follows:

1.	Introduction of a clear and logical taxonomy to provide a consistent framework for assessment and analysis of operational risk
2.	Assessment of the design and operating effectiveness of controls through the internal control assessment process
3.	Assessment of residual risk though the operational risk assessment process
4.	Remediation to address identified deficiencies which are outside accepted levels of residual risk

The quarterly internal control assessment process, which requires functions to provide positive evidence of the effective operation of their key procedural controls, was completed for the second time. This process was enhanced based on observations and best practices obtained from independent quality assessments of the first cycle. The process to aggregate and interpret the collective impact of deficiencies identified during the internal control assessment process was advanced through the inclusion of initial risk appetite statements for assessment. Issues with the largest potential impact on UBS or a high degree of regulatory focus, and the associated remediation programs, continue to be sponsored at the most senior level of the firm. Legacy operational risk tools are being replaced by an enhanced system. A second major release of this system in September 2012 included functionality to support control administration, the internal control assessment process and SOX testing. A further system release will be completed in 2012 and planning for 2013 continues.

Operational risk control provides an independent and objective view on whether material operational risks are being managed adequately. In an effort to further support an integrated approach, the operational risk issue rating methodology was adopted by all internal control functions and both internal and external audit. Assessment of all known issues, irrespective of source, against the same rating scale supports clear prioritization and management focus on the key issues. The specialist risk teams established during the second quarter continue to lead cross-divisional collaboration to ensure a coordinated approach to control in key areas such as information security, fraud, business continuity, financial reporting and treasury.

Implementation of the revised operational risk framework will continue to progress into 2013, including further work on defining and determining operational risk appetite for each operational risk taxonomy category.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2011 for information on our operational risk framework
è	Refer to the “Capital management” section of this report for quantification of operational risk risk-weighted assets

53

Balance sheet

Balance sheet

As of 30 September 2012, our balance sheet stood at CHF 1,369 billion, a decrease of CHF 43 billion from 30 June 2012. Our funded assets, which represent total assets excluding positive replacement values, were reduced by CHF 34 billion to CHF 920 billion, primarily due to a decline in collateral trading and interbank lending activities, mainly reflecting deleveraging of our balance sheet.

Assets

Product category view

Collateral trading assets, which include reverse repurchase agreements and cash collateral on securities borrowed, declined by CHF 17 billion, mainly in the fixed income, currencies and commodities (FICC) business area within the Investment Bank. Other assets decreased by CHF 11 billion, mainly reflecting decreases in cash collateral receivables on derivative instruments as well as a CHF 3 billion reduction in goodwill in the Investment Bank. Lending assets, which include due from banks, financial assets designated at fair value and loans, decreased by CHF 9 billion. This decline was primarily due to a CHF 13 billion reduction in interbank lending as time deposits at central banks, which are reported as due from banks, were reduced. This was partly offset by an increase in customer loans of CHF 4 billion, primarily Lombard loans to Wealth Management clients. Cash and balances with central banks were CHF 8 billion lower, reflecting decreased sight deposits with central banks as we rebalanced our multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury. Positive replacement values decreased by CHF 9 billion, as credit derivative replacement values fell due to tightening of credit spreads and reduced volumes. These declines were partially offset by an increase in high-quality government debt held as financial investments available-for-sale, which increased by CHF 9 billion, partly related to the rebalancing of the aforementioned multi-currency portfolio, and a CHF 3 billion client-driven increase in trading portfolio assets, primarily in the equities business area within the Investment Bank.

è	Refer to the “Balance sheet”, Note 8 and Notes 11 through 16 in the “Financial information” section of this report for more information

Divisional view

Most of the total asset reduction occurred in the Investment Bank. The abovementioned decreases in collateral trading, interbank lending and positive replacement values were the main drivers of the business division’s balance sheet decrease of CHF 45 billion, or 5%, to CHF 884 billion, while its funded assets were reduced by CHF 38 billion, or 8%, to CHF 459 billion, mostly in FICC and mainly reflecting deleveraging of our balance sheet. Wealth Management, Wealth Management Americas and Retail & Corporate increased their lending activities, which resulted in a combined balance sheet increase of CHF 4 billion and divisional balance sheets totaling CHF 104 billion, CHF 60 billion and CHF 147 billion, respectively. The Corporate Center’s balance sheet decreased by CHF 2 billion to CHF 160 billion, primarily resulting from a CHF 3 billion reduction in the Legacy Portfolio, which stood at CHF 43 billion at the end of the quarter. The average size of our multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury remained stable. Global Asset Management total assets were unchanged at CHF 14 billion.

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Risk and treasury management

Liabilities

Total liabilities decreased by CHF 41 billion, primarily as collateral trading liabilities declined by CHF 27 billion, largely corresponding to the abovementioned asset reduction in FICC within the Investment Bank. In addition, negative replacement values fell by CHF 19 billion, due to lower credit derivative replacement values and a reduction in interest rate contract positions. Short-term borrowings, which include short-term debt issued and interbank borrowing, decreased by CHF 5 billion, mainly in fixed-term interbank borrowing within the Investment Bank, related to the decline in interbank lending. Long-term debt outstanding, which consists of financial liabilities designated at fair value and long-term debt issued, was relatively stable as the maturity of a EUR 2 billion straight senior bond during the quarter was mostly offset by the second offering of USD 2 billion Basel III-compliant loss-absorbing notes. Customer deposits increased by CHF 7 billion to CHF 369 billion. Our Wealth Management, Retail & Corporate and Wealth Management Americas business divisions continued to attract client money into current as well as savings and deposit accounts, resulting in a combined increase in customer deposits of CHF 14 billion. This was partly offset by a decline in customer deposits within the Investment Bank, also related to the aforementioned decline in interbank lending.

è	Refer to the “Liquidity and funding” section of this report for more information
è	Refer to the “Balance sheet” and Notes 11 through 16 in the “Financial information” section of this report for more information

Equity

Equity attributable to UBS shareholders decreased by CHF 2,267 million from CHF 54,716 million to CHF 52,449 million.

Total comprehensive income attributable to UBS shareholders was negative CHF 2,138 million, reflecting the net loss attributable to UBS shareholders of CHF 2,172 million and other comprehensive income (OCI) attributable to UBS shareholders of CHF 34 million (net of tax). Third-quarter OCI included foreign currency translation losses of CHF 233 million, more than offset by cash flow hedge gains of CHF 196 million and gains on financial investments available-for-sale of CHF 65 million.

Share premium decreased by CHF 101 million, reflecting a tax expense of CHF 448 million, partly offset by a CHF 348 million increase related to employee share and share option plans.

The net purchase of treasury shares reduced equity attributable to UBS shareholders by CHF 24 million.

è

Refer to the “Statement of changes in equity” in the “Financial information” section, and to “Comprehensive income attributable to UBS shareholders: 3Q12 vs 2Q12” in the “Group results” section of this report for more information

Intra-quarter balances

Balance sheet positions disclosed in this section represent quarter-end positions. Intra-quarter balance sheet positions fluctuate in the ordinary course of business and may differ from quarter-end positions.

è	Refer to the table “FINMA leverage ratio” in the “Capital management” section of this report for our average month-end balance sheet size for the quarter

55

Liquidity and funding

Liquidity and funding

We continued to maintain a sound liquidity position and a diversified portfolio of funding sources and we experienced strong deposit inflows from wealth management and retail and corporate clients. Public issuance by major financial institutions improved during the third quarter. We issued our second offering of loss-absorbing notes, which conform with the new Basel III and Swiss capital requirements for systemically relevant banks.

Market overview: the third quarter of 2012

Markets remained fairly volatile at the start of the third quarter as the eurozone fiscal crisis continued to affect the global economy and increased pressure on central banks to take action. In early September the European Central Bank (ECB) and the US Federal Reserve (Fed) committed to further measures. The announcements of the ECB’s unlimited bond purchase program, intended to ease the government borrowing costs of certain eurozone countries, and the Fed’s third round of quantitative easing, aimed at stimulating growth and reducing unemployment in the US, were followed by a brief period of market rally and optimism. Market sentiment however cooled towards the end of the quarter, as weak economic data out of the US, Europe and Asia renewed concerns about a contraction of global growth.

The start of the third quarter experienced a slight pick-up in the public issuance markets compared with the end of the second quarter. Issuance activity slowed in the middle of the quarter before picking up again towards the latter part of the quarter following the announcements of the central bank measures. Credit default swap (CDS) spreads for UBS and peers contracted in the third quarter, ending it below the levels seen at the end of the second quarter.

On 16 August 2012, Standard & Poor’s revised the UBS outlook to stable from negative and affirmed the A/A-1 long- and short-term counterparty credit ratings on UBS and on certain core subsidiaries. On 10 October 2012, Fitch Ratings affirmed UBS’s long- and short-term issuer default ratings (IDR) at A and F1 respectively, maintaining the outlook on the long-term IDR as stable. There was no notable effect on our overall liquidity and funding position after these announcements.

Liquidity

We continuously monitor our liquidity position and asset/liability profile. This involves modeling cash flow maturity profiles under both contractual and behavioral expectations and projecting our liquidity exposures under various stress scenarios. The results are then factored into our overall contingency plans. The underlying assumptions used for our analysis include high investor risk aversion, dislocation of the money markets and a substantial reduction of market liquidity for all but a few select asset classes. The severity of the assumptions underlying our current stress scenario analysis generally reflects, and in some cases exceeds, our experience during the 2007 to 2009 financial crisis.

We continue to maintain a substantial multi-currency portfolio of unencumbered, high-quality, short-term assets, and seek to preserve a prudent liquidity and funding profile, a balanced asset/liability profile and robust contingency planning processes at all times.

Liquidity regulation

At the end of the quarter, we continued to maintain a sound liquidity position with a liquid asset buffer as per regulatory guidance for the Basel III liquidity coverage ratio (LCR) of CHF 165 billion and additional contingent funding sources of CHF 69 billion. In aggregate, these sources of available liquidity represented 25% of our funded balance sheet assets.

As of 30 September 2012, UBS was compliant with the Swiss Financial Market Supervisory Authority (FINMA) liquidity requirements.

Currently, banks employ a wide range of interpretations to calculate the Basel III LCR and net stable funding ratio (NSFR). LCR ensures that banks hold enough highly liquid assets to survive short-term (30-day) severe general market and firm-specific stress. NSFR assigns a required stable funding factor to assets (representing the illiquid part of the assets) and assigns all liabilities an available stable funding factor (representing the stickiness of a liability) in order to ensure that banks are not overly reliant on short-term funding and have sufficient long-term funding for illiquid assets. The future minimum regulatory requirement is 100% for both LCR (as of 2015) and NSFR (as of 2018).

    On 30 September 2012, our estimated pro-forma regulatory Basel III LCR was 113%, based on current regulatory guidance. We also calculate a management LCR that includes additional high-quality and unencumbered contingent funding sources not eligible in the regulatory Basel III liquidity framework such as dedicated local liquidity reserves and additional unutilized borrowing capacity. At the end of the third quarter of 2012, the management LCR stood at 160%. On 30 September 2012, our estimated pro-forma NSFR was 107%, based on current regulatory guidance. The calculation of our pro-forma Basel III liquidity ratios includes estimates of the impact of the rules and interpretation and will be refined as regulatory interpretations evolve and as new models and the associated systems are enhanced.

56

Risk and treasury management

1 Short-term debt issued is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper. 2 Long-term debt issued also includes remaining maturities of less than 1 year. 3 Including structured debt instrument – OTC.

Funding

Our liability portfolio is broadly diversified by market, product and currency. Our wealth management and Retail & Corporate businesses represent significant, cost-efficient and reliable sources of funding. In addition, we have numerous short-, medium- and long-term funding programs under which we issue senior unsecured and structured notes. These programs allow institutional and private investors in Europe, the US and Asia Pacific to customize their investments in UBS’s debt. We also generate long-term funding by pledging a portion of our portfolio of Swiss residential mortgages as collateral for the Swiss Pfandbriefe and our own covered bond program. A short-term secured funding program sources funding globally, generally for the highest-quality assets. Collectively, these broad product offerings, and the global scope of our business activities, underpin our funding stability. We expect to have lower funding needs in the future due to the acceleration of the implementation of our strategy announced on the publication date of this report. This will reduce our funding needs and may lead us to selectively repurchase debt.

    The composition of our funding sources continued to shift from secured to unsecured funding during the quarter, as our overall customer deposits increased by CHF 7 billion to CHF 369 billion, or 46.0% of our total funding sources, an increase from 43.8% in the prior quarter. Deposits from our wealth management and Retail & Corporate businesses contributed 97%, or CHF 359 billion, of the total customer deposits (shown in the “UBS asset funding” graph) compared with 95% in the prior quarter. Our short-term interbank deposits (due to banks) and outstanding short-term debt, as a percentage of total funding sources, decreased from 10.1% to 9.6%.

Our outstanding long-term debt, including financial liabilities at fair value, remained stable during the quarter at CHF 168 billion. Long-term debt represented 20.9% of our funding sources as shown in the “UBS: funding by product and currency” table, slightly up from 20.3% at prior quarter-end. During the quarter, we raised term funds through medium-term note issuances and private placements, while a EUR 2.0 billion unsecured public bond matured and we redeemed CHF 0.2 billion of Swiss Pfandbriefe. We also issued our second offering of loss-absorbing notes, which conforms with the new Basel III and Swiss capital requirements for systemically relevant banks (USD 2 billion tier 2 ten-year subordinated notes).

    The secured financing (repurchase agreements and securities lent against cash collateral received) percentage of our funding sources decreased to 9.8% from 12.8%, as shown in the “UBS: funding by product and currency” table. At the end of the third quarter, we borrowed CHF 115 billion less cash on a collateralized basis than we lent, higher than the previous quarter-end balance of CHF 105 billion. The decrease in secured funding and lending is mainly related to further deleveraging of our balance sheet.

As of 30 September 2012, our coverage ratio of customer deposits to our outstanding loan balance stood at 133% compared with 132% as of 30 June 2012.

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Liquidity and funding

UBS: funding by product and currency

		All currencies		CHF		EUR		USD		Others
In %[1]	30.9.12	30.6.12	30.9.12	30.6.12	30.9.12	30.6.12	30.9.12	30.6.12	30.9.12	30.6.12
Securities lending	1.3	1.2	0.1	0.0	0.4	0.3	0.5	0.7	0.2	0.2
Repurchase agreements	8.5	11.6	0.0	0.0	1.9	2.1	5.7	8.4	0.8	1.1
Due to banks	4.1	4.8	1.0	1.1	0.4	0.7	0.9	1.2	1.8	1.7
Short-term debt issued	5.5	5.3	0.4	0.4	1.0	1.6	3.3	2.5	0.7	0.8
Retail savings/deposits	16.1	15.1	10.9	10.3	0.7	0.7	4.5	4.1	0.0	0.0
Demand deposits	19.6	17.6	7.2	6.6	3.7	3.1	5.9	5.2	2.8	2.7
Fiduciary deposits	3.1	3.3	0.0	0.1	0.8	0.8	1.8	2.0	0.4	0.5
Time deposits	7.2	7.8	0.2	0.2	0.7	0.9	3.7	3.7	2.6	2.9
Long-term debt issued	20.9	20.3	2.6	2.5	7.0	7.2	8.4	7.8	3.0	2.8
Cash collateral payables on derivative instruments	9.0	8.4	0.3	0.3	4.6	4.0	3.4	3.3	0.8	0.7
Prime brokerage payables	4.7	4.7	0.1	0.1	0.5	0.6	3.3	3.2	0.8	0.9
Total	100.0	100.0	22.9	21.4	21.6	22.1	41.4	42.2	14.0	14.3

1 As a percentage of total funding sources defined as the CHF 803 billion and the CHF 826 billion, respectively, on the balance sheet as of 30 September 2012 and 30 June 2012, comprising repurchase agreements, cash collateral on securities lent, due to banks, short-term debt issued, due to customers, long-term debt (including financial liabilities at fair value), cash collateral payables on derivative transactions and prime brokerage payables.

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Risk and treasury management

Capital management

Our Basel 2.5 tier 1 capital ratio continued to improve and stood at 20.2% on 30 September 2012, up 1.0 percentage point from 30 June 2012. Basel 2.5 tier 1 capital increased by CHF 1.2 billion, as our quarterly loss was offset by the positive effect of a lower capital deduction due to the goodwill impairment within the Investment Bank and a reversal of own credit losses for capital purposes. Basel 2.5 risk-weighted assets declined by CHF 4.4 billion to CHF 210.3 billion on 30 September 2012. Our Basel III common equity tier 1 capital ratio on a fully applied basis stood at 9.3% on 30 September 2012, an increase of 0.5 percentage points from 8.8% on 30 June 2012.

Basel 2.5 capital ratios

On 30 September 2012, our tier 1 capital ratio was 20.2% compared with 19.2% on 30 June 2012 and our core tier 1 capital ratio was 18.1% up from 17.2% on 30 June 2012. Our tier 1 capital rose by CHF 1.2 billion to CHF 42.4 billion, while risk-weighted assets (RWA) decreased by CHF 4.4 billion to CHF 210.3 billion. Our total capital ratio was 23.6% on 30 September 2012, up from 21.8% on 30 June 2012.

Basel 2.5 risk-weighted assets

We publish RWA according to the Basel 2.5 framework. However, our RWA for supervisory purposes are based on FINMA regulations, and are higher than under the Basel 2.5 guidelines. The differences relate to the FINMA surcharge on credit risk RWA for exposures treated under the standardized approach, a surcharge for non-counter-party-related assets and additional requirements for market risk.

Basel 2.5 RWA were CHF 4.4 billion lower at CHF 210.3 billion at the end of the third quarter compared with the second quarter-end due to declines in market risk RWA of CHF 7.9 billion, which were partially offset by credit risk RWA increases of CHF 3.5 billion. Non-counterparty-related risk RWA and operational risk RWA remained relatively flat.

The decline in market risk RWA was mainly due to reductions in regulatory VaR/stressed VaR, which were both driven by the normalization of VaR after it was affected by the Facebook initial public offering in the second quarter and a reduced VaR contribution from credit spreads as well as a lower incremental risk charge. Credit risk RWA increased due to the recalibration of risk parameters on residential mortgages.

Basel 2.5 eligible capital

Basel 2.5 tier 1 capital

Tier 1 capital increased by CHF 1.2 billion to CHF 42.4 billion as the loss of CHF 2.2 billion, negative foreign currency effects of CHF 0.2 billion and other negative effects of 0.2 billion were offset by the positive effect of a lower capital deduction due to the goodwill impairment within the Investment Bank of CHF 3.0 billion and a reversal of own credit losses of CHF 0.8 billion for capital purposes.

Basel 2.5 tier 2 capital

Our tier 2 capital increased by net CHF 1.6 billion to CHF 7.1 billion, mainly due to the issuance of USD 2.0 billion of tier 2 loss-absorbing notes on 17 August 2012, slightly offset by higher deduction items and a reduction in eligibility of existing tier 2 notes. Loss-absorbing notes qualify as tier 2 capital under Basel III rules and count as progressive buffer capital in compliance with the “too-big-to-fail” law under Swiss regulations for systemically important banks.

Pro-forma Basel III common equity and risk-weighted assets

The following pro-forma Basel III information is not required to be presented because Basel III requirements are not yet in effect. Such measures are non-GAAP financial measures as defined by SEC guidelines. We nevertheless include information on the basis of Basel III requirements because they will become effective on 1 January 2013 and will significantly impact our RWA and eligible capital.

59

Capital management

Basel 2.5 capital information

CHF million, except where indicated	30.9.12	30.6.12	31.12.11
BIS core tier 1 capital	38,049	36,872	34,014
BIS tier 1 capital	42,396	41,210	38,370
BIS total capital	49,533	46,739	41,564
BIS core tier 1 capital ratio (%)	18.1	17.2	14.1
BIS tier 1 capital ratio (%)	20.2	19.2	15.9
BIS total capital ratio (%)	23.6	21.8	17.2
BIS risk-weighted assets	210,278	214,676	240,962
of which: credit risk[1]	121,925	118,378	126,804
of which: non-counterparty related risk	6,289	6,206	6,050
of which: market risk	28,704	36,565	49,241
of which: operational risk	53,360	53,527	58,867

1 Includes securitization exposures and equity exposures not part of the trading book and capital requirements for settlement risk (failed trades).

Reconciliation IFRS equity to Basel 2.5 BIS capital

CHF million	30.9.12	30.6.12	31.12.11
IFRS equity attributable to UBS shareholders	52,449	54,716	53,447
Treasury shares at cost/Equity classified as obligation to purchase own shares	1,076	1,047	1,198
Own credit, net of tax[1]	(141)	(958)	(1,842)
Unrealized gains from Financial investments available-for-sale[1]	(338)	(265)	(228)
Unrealized (gains)/losses from Cash flow hedges[1]	(3,240)	(3,043)	(2,600)
Other[2]	(908)	(747)	(798)
BIS core tier 1 capital prior to deductions	48,897	50,748	49,177
of which: paid-in share capital	383	383	383
of which: share premium, retained earnings, currency translation differences and other elements	48,514	50,365	48,794
Less: treasury shares/deduction for own shares[3]	(1,804)	(1,768)	(2,131)
Less: goodwill & intangible assets	(6,632)	(9,754)	(9,695)
Less: securitization exposures[4]	(1,648)	(1,659)	(2,627)
Less: other deduction items[5]	(763)	(696)	(711)
BIS core tier 1 capital	38,049	36,872	34,014
Hybrid tier 1 capital	4,347	4,338	4,356
of which: non-innovative capital instruments	1,484	1,480	1,490
of which: innovative capital instruments	2,863	2,858	2,866
BIS tier 1 capital	42,396	41,210	38,370
Upper tier 2 capital	188	207	388
Lower tier 2 capital	9,361	7,677	6,145
Less: securitization exposures[4]	(1,648)	(1,659)	(2,627)
Less: other deduction items[5]	(763)	(696)	(711)
BIS total capital	49,533	46,739	41,564

1 IFRS equity components which are not recognized for capital purposes, adjusted for changes in foreign exchange.    2 Consists of: i) qualifying non-controlling interests; ii) the netted impact of the change in scope of consolidation; iii) other adjustments due to reclassifications and revaluations of participations, prudential valuation and accrued dividend payment.    3 Consists of: i) net long position in own shares held for trading purposes; ii) own shares bought for unvested or upcoming share awards and iii) accruals built for upcoming share awards.    4 Includes a 50% deduction of the fair value of our option to acquire the SNB StabFund’s equity (CHF 2,068 million on 30 September 2012, CHF 1,825 million on 30 June 2012 and CHF 1,629 million on 31 December 2011).     5 Positions to be deducted at 50% from tier 1 and 50% from total capital mainly consist of: i) net long position of non-consolidated participations in the finance sector; ii) expected loss on advanced internal ratings-based portfolio less general provisions (if difference is positive); iii) expected loss for equities (simple risk weight method).

60

The calculation of our pro-forma Basel III risk-weighted assets combines existing Basel 2.5 RWA, a revised treatment for low-rated securitization exposures which are no longer deducted from capital but are risk-weighted at 1250%, and new model-based capital charges. Some of these new models still require regulatory approval and therefore our pro-forma calculations include estimates (discussed with our primary regulator) of the effect of these new capital charges which will be refined as models and the associated systems are enhanced.

We provide information on pro-forma Basel III RWA and capital, both on a phase-in and on a fully applied basis. The information on a fully applied basis does not consider the effects of the transition period, during which new capital deductions are phased in and ineligible capital instruments are phased out.

On 30 September 2012, our Basel III common equity tier 1 capital on a fully applied basis was CHF 28.0 billion, an increase of CHF 1.3 billion from 30 June 2012. Pro-forma Basel III RWA were estimated to be CHF 301 billion on a fully-applied basis at the end of the third quarter, declining CHF 4 billion compared with the prior quarter mainly as a result of lower Basel 2.5 RWA. The resulting common equity tier 1 capital ratio on a fully applied basis stood at 9.3% on 30 September 2012, an increase of 0.5 percentage points from 8.8% on 30 June 2012. On a phase-in basis, our common equity tier 1 capital ratio was estimated at 13.6% on 30 September 2012 compared with 13.1% on 30 June 2012. Common equity tier 1 capital improved more on a fully applied basis compared with the phase-in basis, as changes in deferred tax assets on net operating losses (DTA on NOL) have a neutral effect to common equity tier 1 capital on a fully applied basis, whereas the reduction of DTA on NOL had a negative effect on a phase-in basis.

UBS will early-adopt IAS 19R in its fourth quarter 2012 report on a retrospective basis. The regulatory capital effect of the adoption of IAS 19R, together with related changes in future periods, will be phased in annually from 1 January 2014 such that it becomes fully adjusted on 1 January 2018. On a fully applied basis, adoption of IAS 19R will have an incremental negative effect on common equity tier 1 capital of approximately CHF 1.3 billion.

It is likely that the volatility of UBS’s Basel III pro-forma fully applied CET1 capital ratio will increase upon the adoption of IAS 19R.

è	Refer to “Note 1 Basis of accounting” in the “Financial Information” section of this report for more information on the adoption of IAS 19 (revised) Employee Benefits

Currency and interest rate management

Market risk arising from management of consolidated capital

The majority of our capital and many of our assets are denominated in Swiss francs but we also hold RWA and some eligible capital in other currencies, primarily US dollars, euros and British pounds. Significant depreciation of the Swiss franc against these currencies can adversely affect our key ratios and Group Treasury is mandated with the task of minimizing such effects. Consolidated RWA increase or decrease relative to our capital as the Swiss franc depreciates or appreciates against these currencies. These currency fluctuations also lead to foreign currency translation gains or losses on consolidation, which are recorded through IFRS equity.

The Group Asset and Liability Management Committee (Group ALCO), a committee of the UBS Group Executive Board, can adjust the currency mix in capital, within limits set by the Board of Directors, to balance the impact of foreign exchange movements on both the Basel III tier 1 capital ratio and the Basel III common equity tier 1 capital (fully applied). Limits are in place both for the sensitivity of the Basel III tier 1 capital ratio and the Basel III common equity tier 1 capital to a ±10% change in the Swiss franc against other currencies. As of 30 September 2012, the estimated sensitivities of the Basel III tier 1 capital ratio and Basel III common equity tier 1 capital (fully applied) to a 10% appreciation or depreciation of the Swiss franc against other currencies were 37 basis points and CHF 694 million, respectively.

Management of non-trading interest rate risk

As part of its management of interest rate risk, Group Treasury has managed portfolios that aimed to economically hedge negative effects on the firm’s interest income stemming from the unusually low yield environment, mainly through income-generating fixed receiver swap portfolios. In response to recent market developments, we see limited potential for additional hedging gains through further declining interest rate levels and therefore decided to close the risk positions in these portfolios during the third quarter. We expect the effect on future net interest income of the closure of these portfolios to be limited. While we recognize that this increases our exposure to future interest rate margin compression, our assessment concluded that on a risk-return basis maintaining these hedges was no longer economically advantageous.

è	Refer to the “Risk management and control” section of this report for information on the impact on interest rate sensitivity

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Risk and treasury management

Pro-forma BIS Basel III capital information

CHF billion, except where indicated	30.9.12	30.6.12	31.12.11
Basel 2.5 tier 1 capital	42.4	41.2	38.4
Hybrid tier 1 capital	(4.3)	(4.3)	(4.4)
Deferred tax assets on net operating losses	(5.3)	(5.6)	(8.0)
Deferred pension expenses	(3.8)	(3.8)	(3.3)
SNB StabFund option	(1.0)	(0.9)	0.8
Revised treatment of low-rated securitisation exposures	0.6	0.7	1.8
Other adjustments[1]	(0.5)	(0.6)	0.1
Basel III common equity tier 1 capital (fully applied)[2]	28.0	26.7	25.3
Basel III loss-absorbing capital	3.8	1.9	0.0
Basel III total capital (fully applied)	31.8	28.6	25.3
Basel III common equity tier 1 capital (phase-in)[3]	41.5	40.4	41.0
Basel III loss-absorbing capital	3.8	1.9	0.0
Basel III tier 2 capital (phase-in)	5.6	5.8	6.1
Basel III total capital (phase-in)	50.9	48.1	47.1
Basel 2.5 risk-weighted assets	210	215	241
Basel III uplift[4]	91	90	139
Basel III risk-weighted assets (fully applied)	301	305	380
Basel III risk-weighted assets (phase-in)[5]	305	309	383
Basel III common equity tier 1 capital ratio (%) (fully applied)[2]	9.3	8.8	6.7
Basel III common equity tier 1 capital ratio (%) (phase-in)	13.6	13.1	10.7
Basel III total capital ratio (%) (fully applied)[2]	10.6	9.4	6.7
Basel III total capital ratio (%) (phase-in)	16.7	15.6	12.3

1 Includes the following deductions: qualifying non-controlling interests, own shares held by the Investment Bank, own credit on replacement values (DVA), expected losses on non-trading equity exposures, goodwill related to investments in associates and shortfall of general provisions vs. expected losses. Also includes the following additions: investments in non-consolidated entities, failed trades, goodwill-related deferred tax losses and unrealized gains on financial investments available-for-sale (only relevant for 31 December 2011).    2 The common equity tier 1 (CET1) capital and capital ratios shown do not take into account any potential impact of IAS 19R in connection with the funded status of the pension plans.    3 Basel III phase-in rules applied on goodwill covered by hybrid tier 1 capital, deferred tax assets on net operating losses and deferred pension expenses.    4 The Basel III RWA uplift consists mainly of revised treatment of low rated securitization exposures, credit valuation adjustments and other changes.    5 Basel III phase-in includes deferred pension expenses.

FINMA leverage ratio

FINMA requires a minimum leverage ratio of 3% at Group level, with the expectation that the ratio will exceed this level during normal times. These targets are to be achieved by 1 January 2013 at the latest. At the end of the third quarter of 2012, our leverage ratio was 6.1%, an increase of 0.5 percentage points compared with the end of the second quarter.

Equity attribution

Our equity attribution framework aims to guide each business towards activities that appropriately balance profit potential, risk and capital usage. The design of the framework, which includes some forward-looking elements, enables us to calculate and assess return on attributed equity in each of our business divisions, and integrates Group-wide capital management activities with those at business division level.

Average attributed equity for the Legacy Portfolio decreased in the third quarter by CHF 0.7 billion to CHF 5.3 billion due to a reduction in projected third-quarter pro-forma Basel III RWA.

The average total amount of equity attributed to our business divisions and the Corporate Center decreased in the third quarter by CHF 0.5 billion to CHF 50.8 billion. Equity attributable to UBS shareholders averaged CHF 53.6 billion, resulting in a difference of CHF 2.8 billion.

è	Refer to the “Capital management” section of our Annual Report 2011 for further information

UBS shares

We hold our own shares primarily to hedge employee share and option participation plans. A smaller number are held by the Investment Bank in its capacity as a market maker in UBS shares and related derivatives. Total UBS shares issued increased by 452,796 shares in the third quarter due to the exercise of employee options.

Treasury shares held by the bank increased by 2,862,087 shares in the third quarter, mainly due to share purchases for hedging employee compensation plans.

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Risk and treasury management

FINMA leverage ratio

		Average
CHF billion, except where indicated	3Q12	2Q12	4Q11
Total balance sheet assets (IFRS)[1]	1,411.4	1,445.1	1,392.9
Less: netting of replacement values[2]	(439.2)	(449.9)	(436.6)
Less: loans to Swiss clients (excluding banks)[3]	(165.8)	(164.8)	(163.6)
Less: cash and balances with central banks	(97.0)	(82.9)	(65.8)
Less: other[4]	(11.1)	(12.3)	(12.8)
Total adjusted assets	698.4	735.1	714.2
FINMA tier 1 capital (at quarter end)	42.4	41.2	38.4
FINMA leverage ratio (%)	6.1	5.6	5.4

1 Total assets are calculated as the average of the month-end values for the three months in the calculation period.    2 Includes the impact of netting agreements (including cash collateral) in accordance with Swiss federal banking law, based on the IFRS scope of consolidation.    3 Includes mortgage loans to international clients for properties located in Switzerland.    4 Refer to the “Reconciliation IFRS equity to Basel 2.5 BIS capital” table for more information on deductions of assets from FINMA tier 1 capital.

Average attributed equity

CHF billion	3Q12	2Q12
Wealth Management	3.7	3.8
Wealth Management Americas	5.8	5.9
Investment Bank[1]	25.1	25.1
Global Asset Management	2.1	2.1
Retail & Corporate	4.3	4.3
Corporate Center	9.8	10.3
of which: Core Functions	2.5	2.3
of which: Legacy Portfolio	5.3	6.0
of which: Central items[2]	2.0	2.0
Average equity attributed to the business divisions and Corporate Center	50.8	51.3
Difference	2.8	2.7
Average equity attributable to UBS shareholders	53.6	54.0

1 Approximately CHF 3.2 billion of the average equity attributed to the Investment Bank in third quarter 2012 related to goodwill.    2 Central items within the Corporate Center carries common equity not allocated to the business divisions, reflecting, with respect to the risk-weighted assets driver, excess equity that we have targeted above a 10% Basel III common equity tier 1 capital ratio.

UBS shares

	30.9.12	30.6.12	Change from 30.6.12

Shares outstanding
Ordinary shares issued	3,833,580,057	3,833,127,261	452,796
of which: employee share option plans			452,796
Treasury shares	87,731,484	84,869,397	2,862,087
Shares outstanding	3,745,848,573	3,748,257,864	(2,409,291)

Shareholders equity (CHF million)
Equity attributable to UBS shareholders	52,449	54,716	(2,267)
Less: goodwill and intangible assets	6,632	9,754	(3,122)
Tangible shareholders equity	45,817	44,962	855

Book value per share (CHF)
Total book value per share	14.00	14.60	(0.60)
Tangible book value per share	12.23	12.00	0.23

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Regulatory developments

Capital adequacy and banking ordinance changes related to “too-big-to-fail”

During its autumn session, the Swiss Parliament approved the changes to the capital adequacy and banking ordinances related to the “too-big-to-fail” law that were proposed in June, including the higher capital requirements that we have previously disclosed, and detailed requirements for recovery and resolution planning by systemically important banks, including UBS. The revised ordinances are expected to come into effect on 1 January 2013.

è	Refer to the “Regulatory Developments” section of our Annual Report 2011 and the “Capital Management” section of our second quarter 2012 report for further information

Recovery and resolution planning

UBS submitted materials related to recovery and resolution planning to the Swiss Financial Market Supervisory Authority (including an emergency plan), the UK Financial Services Authority, the US Federal Reserve and the US Federal Deposit

Insurance Corporation, as required by the regulators. These reports aim to reflect the regulatory requirements set down in each of the three jurisdictions. Recovery plans identify options to restore financial strength and viability should the firm come under severe stress. Resolution plans are intended to facilitate the effective use of resolution powers, allowing firms to fail while maintaining systemically important functions. The overriding objectives are to avoid unnecessary value destruction and to protect taxpayers from losses. The emergency plan demonstrates how systemically important functions in Switzerland together with related assets, liabilities and customer relationships would be transferred in a short period of time to a “bridge” entity in the case of an impending insolvency to ensure maintenance and uninterrupted continuation of a set of services defined by the Swiss authorities. Following international standards set down by the Financial Stability Board, recovery and resolution plans are updated periodically and subject to regular reviews by the national regulators.

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Financial information Unaudited

	Interim consolidated financial statements (unaudited)

67	Income statement
68	Statement of comprehensive income
69	Balance sheet
70	Statement of changes in equity
72	Statement of cash flows

	Notes to the interim consolidated financial statements

75	1	Basis of accounting
76	2	Segment reporting
78	3	Net interest and trading income
79	4	Net fee and commission income
80	5	Other income
80	6	Personnel expenses
80	7	General and administrative expenses
81	8	Impairment of goodwill and other non-financial assets
82	9	Earnings per share (EPS) and shares outstanding
82	10	Income taxes
83	11	Trading portfolio
83	12	Financial investments available-for-sale
84	13	Fair value of financial instruments
88	14	Reclassification of financial assets
89	15	Derivative instruments
90	16	Other assets and liabilities
90	17	Provisions and contingent liabilities
99	18	Financial instruments not recognized on the balance sheet
99	19	Events after the reporting period
100	20	Currency translation rates

	Supplemental information (unaudited) for UBS AG (Parent Bank) and UBS Limited

	UBS AG (Parent Bank) financial information

102	Income statement
103	Balance sheet
104	Basis of accounting
105	Reconciliation of equity to BIS/FINMA capital
105	BIS capital information
105	FINMA capital information

	UBS Limited financial information

106	Income statement
106	Statement of comprehensive income
107	Balance sheet
107	Basis of accounting
108	Capital information

Financial information

Interim consolidated financial statements

(unaudited)

Income statement

		For the quarter ended			% change from		Year-to-date
CHF million, except per share data	Note	30.9.12	30.6.12	30.9.11	2Q12	3Q11	30.9.12	30.9.11
Interest income	3	3,891	4,397	4,372	(12)	(11)	12,418	13,830
Interest expense	3	(2,360)	(3,004)	(2,512)	(21)	(6)	(7,903)	(8,748)
Net interest income	3	1,531	1,393	1,861	10	(18)	4,515	5,082
Credit loss (expense)/recovery		(129)	(1)	(89)		45	(94)	(70)
Net interest income after credit loss expense		1,401	1,392	1,771	1	(21)	4,421	5,012
Net fee and commission income	4	3,919	3,649	3,557	7	10	11,411	11,676
Net trading income	3	779	1,369	(28)	(43)		3,109	3,900
Other income	5	188	(1)	1,111		(83)	280	1,339
Total operating income		6,287	6,408	6,412	(2)	(2)	19,221	21,926
Personnel expenses	6	3,789	3,601	3,758	5	1	11,032	12,090
General and administrative expenses	7	1,761	1,652	1,411	7	25	4,810	4,307
Depreciation and impairment of property and equipment		184	179	212	3	(13)	521	564
Impairment of goodwill	8	3,030	0	0			3,030	0
Amortization and impairment of intangible assets		39	26	51	50	(24)	87	97
Total operating expenses		8,803	5,457	5,432	61	62	19,481	17,058
Operating profit before tax		(2,516)	951	980			(260)	4,868
Tax expense/(benefit)	10	(345)	253	(40)		763	384	763
Net profit		(2,170)	698	1,019			(644)	4,106
Net profit attributable to non-controlling interests		1	273	2	(100)	(50)	275	266
Net profit attributable to UBS shareholders		(2,172)	425	1,018			(920)	3,840

Earnings per share (CHF)
Basic earnings per share	9	(0.58)	0.11	0.27			(0.24)	1.02
Diluted earnings per share	9	(0.58)	0.11	0.27			(0.25)	1.00

67

Interim consolidated financial statements (unaudited)

Statement of comprehensive income

	For the quarter ended					Year-to-date
CHF million		30.9.12		30.6.12	30.9.11	30.9.12	30.9.11
	Total	UBS share- holders	Non-control- ling interests	Total	Total	Total	Total
Net profit	(2,170)	(2,172)	1	698	1,019	(644)	4,106

Other comprehensive income
Foreign currency translation
Foreign currency translation movements, before tax	(81)	(89)	7	1,155	1,415	201	211
Foreign exchange amounts reclassified to the income statement from equity	(54)	(54)		(4)	0	(51)	11
Income tax relating to foreign currency translation movements	(91)	(91)		(97)	83	(120)	99
Subtotal foreign currency translation movements, net of tax[1]	(226)	(233)	7	1,054	1,498	30	322
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale, before tax	175	175		94	1,011	304	1,441
Impairment charges reclassified to the income statement from equity	17	17		28	32	74	37
Realized gains reclassified to the income statement from equity	(86)	(86)		(80)	(788)	(225)	(888)
Realized losses reclassified to the income statement from equity	0	0		12	2	19	22
Income tax relating to net unrealized gains/(losses) on financial investments available-for-sale	(41)	(41)		(15)	(80)	(57)	(73)
Subtotal net unrealized gains/(losses) on financial investments available-for-sale, net of tax[1]	65	65		41	178	114	538
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	534	534		1,132	1,899	1,661	2,424
Net (gains)/losses reclassified to the income statement from equity	(303)	(303)		(303)	(17)	(862)	(833)
Income tax effects relating to cash flow hedges	(35)	(35)		(177)	(396)	(159)	(339)
Subtotal changes in fair value of derivative instruments designated as cash flow hedges, net of tax[1]	196	196		652	1,486	640	1,252
Property revaluation surplus
Gains on property revaluation, before tax	8	8				8
Income tax effects relating to gains on property revaluation	(2)	(2)				(2)
Subtotal changes in property revaluation surplus, net of tax	6	6				6
Total other comprehensive income	42	34	7	1,746	3,162	790	2,112

Total comprehensive income	(2,129)	(2,138)	9	2,445	4,181	146	6,217
Total comprehensive income attributable to non-controlling interests	9			337	89	271	575
Total comprehensive income attributable to UBS shareholders	(2,138)			2,107	4,092	(126)	5,642

1 Other comprehensive income attributable to UBS shareholders related to foreign currency translations was positive CHF 989 million in the second quarter of 2012 and positive CHF 1,410 million in the third quarter of 2011. Other comprehensive income related to financial investments available-for-sale and cash flow hedges was wholly attributable to UBS shareholders for all periods presented.

68

Financial information

Balance sheet

					% change from
CHF million	Note	30.9.12	30.6.12	31.12.11	30.6.12	31.12.11

Assets
Cash and balances with central banks		88,473	96,147	40,638	(8)	118
Due from banks		24,859	38,294	23,218	(35)	7
Cash collateral on securities borrowed		57,368	52,200	58,763	10	(2)
Reverse repurchase agreements		135,917	158,524	213,501	(14)	(36)
Trading portfolio assets	11	181,869	179,226	181,525	1	0
of which: assets pledged as collateral which may be sold or repledged by counterparties		48,034	45,563	39,936	5	20
Positive replacement values	15	449,241	458,301	486,584	(2)	(8)
Cash collateral receivables on derivative instruments		32,662	42,069	41,322	(22)	(21)
Financial assets designated at fair value		9,371	9,210	10,336	2	(9)
Loans		278,441	274,489	266,604	1	4
Financial investments available-for-sale	12	69,152	60,012	53,174	15	30
Accrued income and prepaid expenses		6,576	6,483	6,327	1	4
Investments in associates		857	796	795	8	8
Property and equipment		5,909	5,892	5,688	0	4
Goodwill and intangible assets		6,632	9,754	9,695	(32)	(32)
Deferred tax assets		7,440	7,707	8,526	(3)	(13)
Other assets	16	14,308	12,939	12,465	11	15
Total assets		1,369,075	1,412,043	1,419,162	(3)	(4)

Liabilities
Due to banks		33,281	39,398	30,201	(16)	10
Cash collateral on securities lent		10,362	10,000	8,136	4	27
Repurchase agreements		68,187	95,764	102,429	(29)	(33)
Trading portfolio liabilities	11	50,402	49,980	39,480	1	28
Negative replacement values	15	427,509	446,415	473,400	(4)	(10)
Cash collateral payables on derivative instruments		72,388	68,991	67,114	5	8
Financial liabilities designated at fair value		94,328	93,263	88,982	1	6
Due to customers		369,047	361,783	342,409	2	8
Accrued expenses and deferred income		7,053	6,232	6,850	13	3
Debt issued		117,815	117,695	140,617	0	(16)
Other liabilities	16, 17	61,863	63,422	61,692	(2)	0
Total liabilities		1,312,235	1,352,944	1,361,309	(3)	(4)

Equity
Share capital		383	383	383	0	0
Share premium		33,619	33,720	34,614	0	(3)
Treasury shares		(1,036)	(1,012)	(1,160)	2	(11)
Equity classified as obligation to purchase own shares		(40)	(35)	(39)	14	3
Retained earnings		22,684	24,855	23,603	(9)	(4)
Cumulative net income recognized directly in equity, net of tax		(3,162)	(3,196)	(3,955)	(1)	(20)
Equity attributable to UBS shareholders		52,449	54,716	53,447	(4)	(2)
Equity attributable to non-controlling interests		4,392	4,383	4,406	0	0
Total equity		56,840	59,099	57,852	(4)	(2)
Total liabilities and equity		1,369,075	1,412,043	1,419,162	(3)	(4)

69

Interim consolidated financial statements (unaudited)

Statement of changes in equity

CHF million	Share capital	Share premium	Treasury shares	Equity classified as obligation to purchase own shares	Retained earnings
Balance at 31 December 2010	383	34,393	(654)	(54)	19,444
Issuance of share capital
Acquisition of treasury shares			(2,427)
Disposition of treasury shares			1,842
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity[1]		(22)
Premium on shares issued and warrants exercised		10
Employee share and share option plans		(343)
Tax (expense)/benefit recognized in share premium[1]		296
Dividends
Equity classified as obligation to purchase own shares –movements				3
Preferred securities
New consolidations and other increases		(4)
Deconsolidations and other decreases
Total comprehensive income for the period recognized in equity					3,840
Balance at 30 September 2011	383	34,330	(1,239)	(50)	23,284

Balance at 31 December 2011	383	34,614	(1,160)	(39)	23,603
Issuance of share capital
Acquisition of treasury shares			(1,321)
Disposition of treasury shares			1,445
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		(34)
Premium on shares issued and warrants exercised
Employee share and share option plans		(149)
Tax (expense)/benefit recognized in share premium		(432)
Dividends		(379)[3]
Equity classified as obligation to purchase own shares – movements				(1)
Preferred securities
New consolidations and other increases
Deconsolidations and other decreases
Total comprehensive income for the period recognized in equity					(920)
Balance at 30 September 2012	383	33,619	(1,036)	(40)	22,684

1 Presentational changes have been made in 2012. The line Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity is now shown gross of tax. Previously, this line was shown net of tax. All income tax related to share premium is reported on the line Tax (expense)/benefit recognized in share premium.    2  Includes reclassifications from equity attributable to non-controlling interests to liabilities for preferred securities dividend payment obligations which were accrued in the period.    3  Reflects a payment out of capital contribution reserves of UBS AG (Parent Bank).

Equity attributable to non-controlling interests

	For the nine-month period ended
CHF million	30.9.12	30.9.11
Preferred securities[1]
Balance at the beginning of the period	4,359	4,907
Redemptions		(882)
Foreign currency translation	(14)	295
Balance at the end of the period	4,345	4,320
Other non-controlling interests at the end of the period	47	138
Total equity attributable to non-controlling interests	4,392	4,458

1 Increases and offsetting decreases due to dividend payment obligations are excluded from this table.

70

Financial information

Foreign currency translation	Financial investments available-for-sale	Cash flow hedges	Property revaluation surplus	Total equity attributable to UBS shareholders	Non-controlling interests	Total equity
(7,513)	(243)	1,063	0	46,820	5,043	51,863
				0		0
				(2,427)		(2,427)
				1,842		1,842
				(22)		(22)
				10		10
				(343)		(343)
				296		296
				0	(269)[2]	(269)
				3		3
				0	(882)	(882)
				(4)	1	(3)
				0	(10)	(10)
13	538	1,252		5,642	575	6,217
(7,500)	295	2,315	0	51,817	4,458	56,275

(6,807)	252	2,600	0	53,447	4,406	57,852
				0		0
				(1,321)		(1,321)
				1,445		1,445
				(34)		(34)
				0		0
				(149)		(149)
				(432)		(432)
				(379)	(277)[2]	(656)
				(1)		(1)
				0		0
				0		0
				0	(9)	(9)
34	114	640	6	(126)	271	146
(6,774)	366	3,240	6	52,449	4,392	56,840

71

Interim consolidated financial statements (unaudited)

Statement of cash flows

	For the nine-month period ended
CHF million	30.9.12	30.9.11

Cash flow from/(used in) operating activities
Net profit	(644)	4,106
Adjustments to reconcile net profit to cash flow from/(used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property and equipment	521	564
Impairment of goodwill	3,030	0
Amortization and impairment of intangible assets	87	97
Credit loss expense/(recovery)	94	70
Share of net profits of associates	(73)	(30)
Deferred tax expense/(benefit)	320	712
Net loss/(gain) from investing activities	(186)	(924)
Net loss/(gain) from financing activities	6,257	(7,549)
Net (increase)/decrease in operating assets:
Net due from/to banks	1,461	(6,086)
Reverse repurchase agreements and cash collateral on securities borrowed	78,980	17,443
Trading portfolio, net replacement values and financial assets designated at fair value	4,147	9,342
Loans/due to customers	14,707	(3,559)
Accrued income, prepaid expenses and other assets	(894)	7,553
Net increase/(decrease) in operating liabilities:
Repurchase agreements, cash collateral on securities lent	(32,017)	7,053
Net cash collateral on derivative instruments	6,544	4,977
Accrued expenses, deferred income and other liabilities	18	(1,525)
Income taxes paid, net of refunds	(169)	(223)
Net cash flow from/(used in) operating activities	82,183	32,021

Cash flow from/(used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(10)	(41)
Disposal of subsidiaries, associates and intangible assets[1]	40	44
Purchase of property and equipment	(799)	(752)
Disposal of property and equipment	9	219
Net (investment in)/divestment of financial investments available-for-sale	(15,348)	29,418
Net cash flow from/(used in) investing activities	(16,109)	28,887

Cash flow from/(used in) financing activities
Net short-term debt issued/(repaid)	(27,230)	7,525
Net movements in treasury shares and own equity derivative activity	(1,140)	(1,013)
Dividends paid	(379)	0
Issuance of long-term debt, including financial liabilities designated at fair value	49,196	43,586
Repayment of long-term debt, including financial liabilities designated at fair value	(47,339)	(52,409)
Increase in non-controlling interests	0	1
Dividends paid to/decrease in non-controlling interests	(247)	(702)
Net cash flow from/(used in) financing activities	(27,141)	(3,011)
Effects of exchange rate differences	1,372	(3,391)
Net increase/(decrease) in cash and cash equivalents	40,305	54,506
Cash and cash equivalents at the beginning of the period	85,612	79,934
Cash and cash equivalents at the end of the period	125,917	134,440
Cash and cash equivalents comprise:
Cash and balances with central banks	88,473	79,752
Money market paper[2]	3,738	6,837
Due from banks[3]	33,706	47,851
Total	125,917	134,440

1 Includes dividends received from associates.    2   Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale.    3    Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments with bank counterparties.

72

Financial information

Statement of cash flows (continued)

	For the nine-month period ended
CHF million	30.9.12	30.9.11

Additional information
Net cash flow from/(used in) operating activities include:
Cash received as interest	11,008	12,369
Cash paid as interest	6,906	7,521
Cash received as dividends on equity instruments, investment fund units and associates	1,221	1,341

73

74

Financial information

Notes to the interim consolidated financial statements

Note 1  Basis of accounting

The consolidated financial statements of UBS are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are stated in Swiss francs (CHF), the currency of Switzerland where UBS AG is incorporated. These interim financial statements are presented in accordance with IAS 34 Interim Financial Reporting.

In preparing the interim financial statements, the same accounting principles and methods of computation have been applied as in the annual financial statements as of 31 December 2011 except for the changes set out in “Note 1 Basis of accounting” in the “Financial information” section of our first and second quarter 2012 reports. These interim financial statements are unaudited and should be read in conjunction with the audited financial statements included in our Annual Report 2011. In the opinion of management, all necessary adjustments have been made for a fair presentation of the financial position, results of operations and cash flows.

IAS 19 (revised) Employee Benefits

In June 2011, the IASB issued revisions to IAS 19 Employee Benefits (“IAS 19R” or “the revised standard”). The revised standard introduces changes to the recognition, presentation and disclosure of post-employment benefits. IAS 19R eliminates the “corridor method”, under which the recognition of actuarial gains and losses was deferred. Instead, all actuarial gains and losses are recognized im-

Estimated effect of adopting IAS 19R

Estimated effect on the balance sheet
CHF billion	Other assets	Deferred tax assets	Other liabilities	Equity
Opening adjustment to 1 January 2010	(3.0)	0.8	1.0	(3.3)
2010 change in reported figures	(0.1)	(0.1)	(0.4)	0.2
2011 change in reported figures	(0.1)	0.4	2.1	(1.8)
2012 change in reported figures	(0.5)	(0.5)	(1.3)	0.3
Total effect on the balance sheet as of 30 September 2012	(3.8)	0.6	1.4	(4.6)

Estimated effect on the income statement
		Year-to-date
CHF billion	30.9.12	31.12.11	31.12.10
(Increase)/decrease in pension and other post-employment benefit plans expense	0.3	0.0	(0.1)
Decrease/(increase) in tax expense/(benefit)	0.0	0.0	0.0
(Decrease)/increase in net profit	0.3	0.0	(0.1)

CHF
(Decrease)/increase in basic earnings per share	0.08	(0.01)	(0.02)
(Decrease)/increase in diluted earnings per share	0.09	0.0	(0.02)

Estimated effect on the statement of comprehensive income
		Year-to-date
CHF billion	30.9.12	31.12.11	31.12.10
Actuarial gains/(losses) on defined benefit pension plans, before tax	0.5	(2.2)	0.3
Income tax relating to actuarial gains/(losses) on defined benefit pension plans	(0.5)	0.4	(0.1)
Increase/(decrease) in other comprehensive income	0.0	(1.7)	0.2
Increase/(decrease) in total comprehensive income	0.3	(1.8)	0.2

75

Notes to the interim consolidated financial statements

mediately in Other comprehensive income (OCI). The measurement of the defined benefit obligation takes into account risk sharing features, such as those within our Swiss pension plan. In addition, IAS 19R requires net interest expense/income to be calculated as the product of the net defined benefit obligation/asset and the discount rate that is used to measure the defined benefit obligation. The effect of this is to remove the current concept of recognizing an expected return on plan assets. The revised standard also enhances the disclosure requirements for defined benefit plans, providing more information about the characteristics of such plans and the risks to which entities are exposed through participation in those plans. The effective date for mandatory adoption is 1 January 2013, with early adoption permitted. UBS will early-adopt IAS 19R in its fourth quarter 2012 report on a retrospective basis.

The estimated effect of adopting IAS 19R is shown in the table on the previous page.

The regulatory capital effect of the adoption of IAS 19R, together with related changes in future periods, will be phased in annually from 1 January 2014 such that it becomes fully adjusted on 1 January 2018. On a fully applied basis, adoption of IAS 19R will have an incremental negative effect on common equity tier 1 capital of approximately CHF 1.3 billion.

Note 2  Segment reporting

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external client revenues to a segment and cost-allocation agreements are used to allocate shared costs between the segments.

	Wealth Management	Wealth Management Americas	Investment Bank[1]	Global Asset Management	Retail & Corporate	Corporate Center		UBS
CHF million						Core Functions[2]	Legacy Portfolio[1]

For the nine months ended 30 September 2012
Net interest income	1,470	579	879	(20)	1,630	(114)	90	4,515
Non-interest income[3]	3,822	3,902	6,001	1,412	1,173	(1,788)	278	14,800
Income[4]	5,293	4,481	6,880	1,392	2,803	(1,902)	369	19,315
Credit loss (expense)/recovery	0	1	36	0	(8)	0	(124)	(94)
Total operating income	5,293	4,483	6,916	1,392	2,795	(1,902)	245	19,221
Personnel expenses	2,105	3,174	3,846	672	1,015	167	53	11,032
General and administrative expenses	946	597	1,960	294	629	119	265	4,810
Services (to)/from other business units	215	(11)	112	(6)	(329)	2	17	0
Depreciation and impairment of property and equipment	116	75	201	28	96	4	1	521
Impairment of goodwill	0	0	3,030	0	0	0	0	3,030
Amortization and impairment of intangible assets	5	38	38	6	0	0	0	87
Total operating expenses	3,387	3,873	9,187	994	1,412	292	336	19,481
Performance before tax	1,905	610	(2,271)	398	1,383	(2,194)	(91)	(260)
Tax expense/(benefit)								384
Net profit								(644)

As of 30 September 2012
Total assets[5]	104,034	59,764	884,206	14,075	146,886	117,061	43,050	1,369,075

1 In the second quarter of 2012, we transferred the provision for US mortgage loan repurchase demands from the Investment Bank to the Corporate Center – Legacy Portfolio. Expenses related to this provision incurred in periods prior to the second quarter of 2012 are presented within the Investment Bank. Refer to “Note 17b Litigation, regulatory and similar matters” for more information regarding this provision.     2  Certain cost allocations to the business divisions are based on periodically agreed flat fees charged to the business divisions on a monthly basis. This could lead to a difference between actually incurred Corporate Center costs and charges to the business divisions.     3 The measurement of the performance of the business divisions excludes own credit gains and losses on financial liabilities designated at fair value. Refer to “Note 1 Basis of accounting” in our financial report for the second quarter of 2012 for more information.      4 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.     5 The segment assets are based on a third-party view and this basis is in line with the internal reporting to management, i.e. the amounts do not include inter-company balances. Certain assets managed centrally by the Corporate Center (including property and equipment and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs are allocated. Specifically, certain assets are reported in the Corporate Center whereas the corresponding costs are entirely or partially allocated to the segments based on various internally determined allocations.

76

Financial information

Note 2  Segment reporting (continued)

	Wealth Management	Wealth Management Americas	Investment Bank[1]	Global Asset Management	Retail & Corporate	Corporate Center		UBS
CHF million						Core Functions[2]	Legacy Portfolio[1]

For the nine months ended 30 September 2011
Net interest income	1,481	531	991	(11)	1,760	(79)	409	5,082
Non-interest income[3]	4,481	3,395	4,972	1,351	1,485	1,743	(511)	16,915
Income[4]	5,962	3,926	5,962	1,340	3,245	1,664	(102)	21,997
Credit loss (expense)/recovery	10	(1)	5	0	(88)	(1)	4	(70)
Total operating income	5,972	3,925	5,967	1,340	3,157	1,664	(98)	21,926
Personnel expenses	2,509	2,851	4,688	713	1,252	28	49	12,090
General and administrative expenses	876	583	1,755	285	624	75	110	4,307
Services (to)/from other business units	225	(7)	68	(1)	(327)	0	41	0
Depreciation and impairment of property and equipment	122	73	187	28	100	52	2	564
Amortization and impairment of intangible assets	35	35	22	5	0	0	0	97
Total operating expenses	3,767	3,534	6,721	1,030	1,649	155	203	17,058
Performance before tax	2,205	391	(754)	310	1,508	1,509	(301)	4,868
Tax expense/(benefit)								763
Net profit								4,106

As of 31 December 2011
Total assets[5]	100,598	54,150	1,019,537	15,352	148,697	25,100	55,728	1,419,162

1 In the second quarter of 2012, we transferred the provision for US mortgage loan repurchase demands from the Investment Bank to the Corporate Center – Legacy Portfolio. Expenses related to this provision incurred in periods prior to the second quarter of 2012 are presented within the Investment Bank. Refer to “Note 17b Litigation, regulatory and similar matters” for more information regarding this provision.    2 Certain cost allocations to the business divisions are based on periodically agreed flat fees charged to the business divisions on a monthly basis. This could lead to a difference between actually incurred Corporate Center costs and charges to the business divisions.    3 The measurement of the performance of the business divisions excludes own credit gains and losses on financial liabilities designated at fair value. Refer to “Note 1 Basis of accounting” in our financial report for the second quarter of 2012 for more information.    4 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.    5 The segment assets are based on a third-party view and this basis is in line with the internal reporting to management, i.e. the amounts do not include inter-company balances.

77

Notes to the interim consolidated financial statements

Note 3 Net interest and trading income

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.12	30.6.12	30.9.11	2Q12	3Q11	30.9.12	30.9.11

Net interest and trading income
Net interest income	1,531	1,393	1,861	10	(18)	4,515	5,082
Net trading income	779	1,369	(28)	(43)		3,109	3,900
Total net interest and trading income	2,309	2,762	1,833	(16)	26	7,624	8,982
Wealth Management	689	683	775	1	(11)	2,059	2,143
Wealth Management Americas	304	311	307	(2)	(1)	937	858
Investment Bank	1,336	975	(1,010)	37		4,209	2,849
of which: investment banking	(12)	27	(7)		71	24	(2)
of which: equities	440	(39)	(1,641)			1,000	(192)
of which: fixed income, currencies and commodities	908	987	639	(8)	42	3,185	3,043
Global Asset Management	(3)	3	1			5	(4)
Retail & Corporate	620	610	702	2	(12)	1,833	2,023
Corporate Center	(636)	180	1,059			(1,420)	1,112
of which: own credit on financial liabilities designated at fair value[1]	(863)	239	1,765			(1,788)	1,608
Total net interest and trading income	2,309	2,762	1,833	(16)	26	7,624	8,982

Net interest income
Interest income
Interest earned on loans and advances[2]	2,351	2,434	2,409	(3)	(2)	7,134	7,376
Interest earned on securities borrowed and reverse repurchase agreements	333	392	445	(15)	(25)	1,125	1,300
Interest and dividend income from trading portfolio	1,030	1,384	1,275	(26)	(19)	3,595	4,476
Interest income on financial assets designated at fair value	92	87	50	6	84	277	157
Interest and dividend income from financial investments available- for-sale	85	101	193	(16)	(56)	288	522
Total	3,891	4,397	4,372	(12)	(11)	12,418	13,830
Interest expense
Interest on amounts due to banks and customers[3]	377	406	510	(7)	(26)	1,226	1,507
Interest on securities lent and repurchase agreements	271	390	327	(31)	(17)	975	1,035
Interest expense from trading portfolio[4]	508	981	561	(48)	(9)	2,011	2,560
Interest on financial liabilities designated at fair value	445	452	423	(2)	5	1,388	1,491
Interest on debt issued	760	774	691	(2)	10	2,303	2,155
Total	2,360	3,004	2,512	(21)	(6)	7,903	8,748
Net interest income	1,531	1,393	1,861	10	(18)	4,515	5,082

Net trading income
Investment Bank investment banking	0	34	(3)	(100)	(100)	57	10
Investment Bank equities	401	53	(1,758)	657		873	(175)
Investment Bank fixed income, currencies and commodities	629	702	278	(10)	126	2,400	2,024
Other business divisions and Corporate Center	(251)	580	1,454			(221)	2,042
Net trading income	779	1,369	(28)	(43)		3,109	3,900
of which: net gains/(losses) from financial liabilities designated at fair value1, [5]	(3,030)	1,761	8,252			(5,051)	8,635

1 For more information on own credit refer to “Note 13b Own credit on financial liabilities designated at fair value”.     2 Includes interest income on Cash collateral receivables on derivative instruments.      3 Includes interest expense on Cash collateral payables on derivative instruments.     4 Includes expense related to dividend payment obligations on trading liabilities.      5 Fair value changes of hedges related to financial liabilities designated at fair value are also reported in Net trading income.

78

Financial information

Note 3 Net interest and trading income (continued)

Net trading income in the third quarter of 2012 included a gain of CHF 88 million from credit valuation adjustments for monoline credit protection (of which CHF 64 million related to negative basis trades and CHF 25 million related to other trades) reflected in Other business divisions and Corporate Center. This compares with a CHF 14 million loss in the second quarter of 2012 (of which CHF 11 million related to negative basis trades and CHF 3 million related to other trades) and a CHF 488 million loss in the third quarter of 2011 (of which CHF 397 million related to negative basis trades and CHF 91 million related to other trades).

è	Refer to the “Risk management and control” section of this report for more information on exposure to monolines

Net trading income in the third quarter of 2012 also included a gain of CHF 263 million from the valuation of our option to acquire the SNB StabFund’s equity, also reflected in Other business divisions and Corporate Center, compared with a CHF 45 million gain in the second quarter of 2012 and a CHF 209 million loss in the third quarter of 2011.

è	Refer to the “Risk management and control” section of this report for more information on the valuation of our option to acquire the SNB StabFund’s equity

Note 4  Net fee and commission income

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.12	30.6.12	30.9.11	2Q12	3Q11	30.9.12	30.9.11
Equity underwriting fees	205	163	110	26	86	584	497
Debt underwriting fees	230	137	113	68	104	550	436
Total underwriting fees	436	300	223	45	96	1,134	933
M&A and corporate finance fees	172	136	214	26	(20)	482	730
Brokerage fees	928	930	1,058	0	(12)	2,899	3,332
Investment fund fees	907	871	814	4	11	2,672	2,707
Portfolio management and advisory fees	1,509	1,449	1,330	4	13	4,362	4,178
Insurance-related and other fees	113	106	86	7	31	321	283
Total securities trading and investment activity fees	4,065	3,793	3,725	7	9	11,871	12,164
Credit-related fees and commissions	96	109	94	(12)	2	303	321
Commission income from other services	215	218	198	(1)	9	633	608
Total fee and commission income	4,375	4,120	4,018	6	9	12,807	13,093
Brokerage fees paid	206	218	239	(6)	(14)	654	731
Other	251	253	222	(1)	13	742	686
Total fee and commission expense	456	471	461	(3)	(1)	1,396	1,417
Net fee and commission income	3,919	3,649	3,557	7	10	11,411	11,676
of which: net brokerage fees	722	712	818	1	(12)	2,245	2,601

79

Notes to the interim consolidated financial statements

Note 5  Other income

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.12	30.6.12	30.9.11	2Q12	3Q11	30.9.12	30.9.11
Associates and subsidiaries
Net gains/(losses) from disposals of subsidiaries[1]	9	(6)	0			(14)	(21)
Net gains/(losses) from disposals of investments in associates	0	0	0			0	13
Share of net profits of associates	37	26	8	42	363	73	30
Total	45	20	8	125	463	59	21
Financial investments available-for-sale
Net gains/(losses) from disposals	86	67	786	28	(89)	206	866
Impairment charges	(17)	(28)	(32)	(39)	(47)	(74)	(37)
Total	69	39	754	77	(91)	132	829
Net income from properties[2]	9	8	8	13	13	26	29
Net gains/(losses) from investment properties[3]	1	1	1	0	0	4	6
Other[4]	64	(69)	340		(81)	59	453
Total other income	188	(1)	1,111		(83)	280	1,339

1  Includes foreign exchange gains/losses reclassified from other comprehensive income related to disposed or dormant subsidiaries.    2  Includes net rent received from third parties and net operating expenses.    3  Includes unrealized and realized gains/losses from investment properties at fair value and foreclosed assets.    4  Includes mainly net gains/losses from disposals of loans and receivables and own-used property.

Note 6  Personnel expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.12	30.6.12	30.9.11	2Q12	3Q11	30.9.12	30.9.11
Salaries and variable compensation	2,388	2,352	2,566	2	(7)	7,553	8,332
Contractors	59	52	55	13	7	158	170
Social security	183	166	154	10	19	547	580
Pension and other post-employment benefit plans	234	147[1]	210	59	11	122[1]	579
Wealth Management Americas: Financial advisor compensation[2]	741	713	607	4	22	2,134	1,851
Other personnel expenses	184	170	166	8	11	518	578
Total personnel expenses	3,789	3,601	3,758	5	1	11,032	12,090

1  The expense line Pension and other post-employment benefit plans included a credit of CHF 84 million related to changes to our retiree medical and life insurance benefit plan in the US in the second quarter of 2012 and a credit of CHF 485 million related to changes to our Swiss pension plan in the first quarter of 2012.    2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements.

Note 7  General and administrative expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.9.12	30.6.12	30.9.11	2Q12	3Q11	30.9.12	30.9.11
Occupancy	270	266	251	2	8	797	792
Rent and maintenance of IT and other equipment	111	120	98	(8)	13	351	318
Communication and market data services	162	158	140	3	16	478	455
Administration	132	107	117	23	13	372	377
Marketing and public relations	127	153	104	(17)	22	363	269
Travel and entertainment	102	119	107	(14)	(5)	326	343
Professional fees	261	182	193	43	35	630	558
Outsourcing of IT and other services	353	337	270	5	31	987	853
Provisions for litigation and regulatory matters[1]	239	181	46	32	420	468	238
Other	4	28	84	(86)	(95)	38	104
Total general and administrative expenses	1,761	1,652	1,411	7	25	4,810	4,307
1  Reflects the net increase/release of provisions for litigation and regulatory matters recognized in the income statement and recoveries from third parties.

80

Financial information

Note 8  Impairment of goodwill and other non-financial assets

Introduction

UBS performs an impairment test on its goodwill assets on an annual basis, or when indicators of impairment exist. UBS considers the segments as reported in “Note 2 Segment reporting” as separate cash-generating units. The impairment test is performed for each segment for which goodwill is allocated and compares the recoverable amount and the carrying amount of the segment. An impairment charge is recognized if the carrying amount exceeds the recoverable amount.

An impairment test was performed as of 30 September 2012 with respect to the Investment Bank because indicators of impairment were present for that cash-generating unit. These indicators included negative variances from planned performance, preliminary discussions regarding change in strategy for the Investment Bank and revised business plan information taking account of changes in market conditions and the global economic outlook. The impairment test was based on the business plan approved by the Board of Directors on 29 October 2012. As a result of that impairment test (explained in detail below), losses were recognized in the income statement relating to a full impairment of CHF 3,030 million for goodwill. Additional assets were examined to determine whether their carrying values exceed their recoverable amounts. Impairment losses of CHF 15 million were recognized in the income statement for other intangible assets and CHF 19 million for property and equipment. These impairment losses were recognized in the Investment Bank’s operating results (refer to Note 2 Segment Reporting) and in the Group’s Income statement as “Impairment of goodwill”, “Amortization and impairment of intangible assets”, and “Depreciation and impairment of property and equipment”.

No indicators of impairment exist for the other business segments. Goodwill allocated to these business segments will be tested through the annual impairment test as of 31 December 2012.

Methodology for goodwill impairment testing

The methodology applied for this impairment test is consistent with the methodology applied in our annual impairment test as of 31 December 2011. The recoverable amount was determined using a discounted cash flow model which uses inputs that consider features of the banking business and its regulatory environment.

The recoverable amount is the sum of the discounted earnings attributable to shareholders from the forecasted fourth quarter of 2012, the first five individually forecasted years thereafter, and the terminal value. The terminal value reflecting all periods beyond the fifth year is calculated on the basis of the forecast of fifth year profit, the discount rate and the long-term growth rate.

The carrying amount for the segment has been determined by reference to the equity attribution framework. Within this framework, which is described in the “Capital management” section of our Annual Report 2011, management attributes equity to the businesses after considering their risk exposure, pro-forma Basel III RWA usage, asset size, goodwill and intangible assets. The framework is used primarily for purposes of measuring the performance of the businesses and includes certain management assumptions. Attributed equity equates to the capital that a segment requires to conduct its business and is considered an appropriate starting point from which to determine the carrying value of the segments. The attributed equity methodology is aligned with the business planning process, the inputs from which are used in calculating the recoverable amounts of the respective cash-generating units.

Assumptions

Valuation parameters used within the Group’s impairment test model are linked to external market information where applicable. The model used to determine the recoverable amount is most sensitive to changes in the forecast earnings attributable to shareholders in years one to five, to changes in the discount rate, and to changes in the long-term growth rate. The applied long-term growth rate is based on long-term economic growth rates for different regions worldwide. Earnings available to shareholders are estimated based on forecast results, which are part of the business plan approved by the Board of Directors. The discount rate is determined by applying a capital-asset-pricing-model-based approach, as well as considering quantitative and qualitative inputs from both internal and external analysts and the view of UBS’s management.

   In performing the impairment test for the Investment Bank as at 30 September 2012, a discount rate of 12% was used for the remainder of 2012 and 13% thereafter (12% for the last annual impairment test on 31 December 2011) and a long-term growth rate of 2.4% was applied, consistent with that used for the last annual impairment test.

81

Notes to the interim consolidated financial statements

Note 9  Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from		Year-to-date
	30.9.12	30.6.12	30.9.11	2Q12	3Q11	30.9.12	30.9.11

Basic earnings (CHF million)
Net profit attributable to UBS shareholders	(2,172)	425	1,018			(920)	3,840

Diluted earnings (CHF million)
Net profit attributable to UBS shareholders	(2,172)	425	1,018			(920)	3,840
Less: (profit)/loss on equity derivative contracts	(1)	(2)	(5)	(50)	(80)	(1)	(8)
Net profit attributable to UBS shareholders for diluted EPS	(2,173)	423	1,013			(921)	3,832

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS	3,746,938,472	3,766,724,109	3,759,881,515	(1)	0	3,756,100,044	3,783,195,755
Potentially dilutive ordinary shares resulting from notional shares, in-the-money options and warrants outstanding1, [2]	385,983	60,874,591	55,522,658	(99)	(99)	526,869	62,489,915
Weighted average shares outstanding for diluted EPS	3,747,324,455	3,827,598,700	3,815,404,173	(2)	(2)	3,756,626,913	3,845,685,670

Earnings per share (CHF)
Basic	(0.58)	0.11	0.27			(0.24)	1.02
Diluted	(0.58)	0.11	0.27			(0.25)	1.00

Shares outstanding
Ordinary shares issued	3,833,580,057	3,833,127,261	3,832,081,010	0	0
Treasury shares	87,731,484	84,869,397	91,265,502	3	(4)
Shares outstanding	3,745,848,573	3,748,257,864	3,740,815,508	0	0
Exchangeable shares	422,413	433,701	516,527	(3)	(18)
Shares outstanding for EPS	3,746,270,986	3,748,691,565	3,741,332,035	0	0

1  Total equivalent shares outstanding on out-of-the-money options that were not dilutive for the respective periods but could potentially dilute earnings per share in the future were 177,777,494; 224,359,285 and 285,849,194 for the quarters ended 30 September 2012, 30 June 2012 and 30 September 2011, respectively, and 178,095,406 and 276,156,791 for year-to-date 30 September 2012 and 30 September 2011, respectively. An additional 100 million ordinary shares (“contingent share issue”) related to the SNB transaction were not dilutive for any periods presented, but could potentially dilute earnings per share in the future. 2  Due to UBS’s loss in the third quarter of 2012, 62,441,407 and 61,965,756 potential ordinary shares from unexercised employee shares and options are not considered due to the anti-dilutive effect for the quarter ended 30 September 2012 and year-to-date 30 September 2012, respectively.

Note 10  Income taxes

We recognized a net income tax benefit of CHF 345 million in the third quarter of 2012. This includes a net increase in deferred tax assets recognized in the quarter of CHF 355 million mainly relating to the quarterly tax effects of a projected Swiss taxable loss for the year. In addition, a net tax benefit of CHF 75 million arose from the release of provisions in respect of tax positions that had previously been uncertain. These benefits were partially offset by tax expenses of CHF 85 million in respect of the taxable profits of Group entities.

In addition, a tax charge of CHF 613 million was recorded directly in equity, which mainly reflects a reduction in deferred tax assets recognized for equity losses (mainly treasury share and foreign currency translation losses) not expected to be recovered.

82

Financial information

Note 11  Trading portfolio

CHF million	30.9.12	30.6.12	31.12.11

Trading portfolio assets by product type
Debt instruments
Government bills/bonds	37,794	38,784	45,297
Corporate bonds, municipal bonds, including bonds issued by financial institutions	31,170	32,306	32,765
Loans	5,704	6,490	4,088
Investment fund units	10,793	9,004	9,859
Asset-backed securities	16,918	17,682	17,035
of which: mortgage-backed securities	13,840	14,489	13,868
Total debt instruments	102,380	104,266	109,045
Equity instruments	41,959	39,148	37,400
Financial assets for unit-linked investment contracts	16,287	16,256	16,376
Financial assets held for trading	160,626	159,670	162,821
Precious metals and other physical commodities	21,242	19,555	18,704
Total trading portfolio assets	181,869	179,226	181,525

Trading portfolio liabilities by product type
Debt instruments
Government bills/bonds	27,372	26,152	17,026
Corporate bonds, municipal bonds, including bonds issued by financial institutions	7,381	8,248	7,122
Investment fund units	817	1,096	1,083
Asset-backed securities	11	88	312
of which: mortgage-backed securities	7	75	287
Total debt instruments	35,582	35,582	25,542
Equity instruments	14,820	14,398	13,937
Total trading portfolio liabilities	50,402	49,980	39,480

Note 12  Financial investments available-for-sale

CHF million	30.9.12	30.6.12	31.12.11

Financial investments available-for-sale by product type
Debt instruments
Government bills/bonds	48,264	41,221	34,899
Corporate bonds, municipal bonds, including bonds issued by financial institutions	10,304	9,722	8,590
Investment fund units	409	426	445
Mortgage-backed securities	9,361	7,882	8,541
Total debt instruments	68,338	59,250	52,475
Equity instruments	814	761	699
Total financial investments available-for-sale	69,152	60,012	53,174

83

Notes to the interim consolidated financial statements

Note 13  Fair value of financial instruments

a) Fair value hierarchy

All financial instruments at fair value are categorized into one of three fair value hierarchy levels at quarter end, based upon the lowest level input that is significant to the product’s fair value measurement in its entirety:

–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;
–	Level 2 – valuation techniques for which all significant inputs are market observable, either directly or indirectly; and
–	Level 3 – valuation techniques which include significant inputs that are not based on observable market data.

Determination of fair values from quoted market prices or valuation techniques[1]
CHF billion	Level 1	Level 2	Level 3	Total

As of 30 September 2012
Financial assets held for trading[2]	108.0	45.6	7.0	160.6
of which: pledged as collateral which may be sold or repledged by counterparties	41.9	5.5	0.7	48.0
Positive replacement values	4.8	434.4	10.1	449.2
Financial assets designated at fair value	0.0	4.7	4.6	9.4
Financial investments available-for-sale	51.2	17.0	1.0	69.2
Total assets	164.0	501.7	22.7	688.4
Trading portfolio liabilities	44.1	6.1	0.2	50.4
Negative replacement values	4.7	414.9	7.9	427.5
Financial liabilities designated at fair value	0.0	80.8	13.5	94.3
Other liabilities – amounts due under unit-linked investment contracts		16.3		16.3
Total liabilities	48.8	518.1	21.6	588.5

As of 30 June 2012
Financial assets held for trading[2]	100.5	53.4	5.7	159.7
of which: pledged as collateral which may be sold or repledged by counterparties	38.6	6.7	0.2	45.6
Positive replacement values	4.5	444.0	9.8	458.3
Financial assets designated at fair value	0.5	4.5	4.2	9.2
Financial investments available-for-sale	44.8	14.2	1.0	60.0
Total assets	150.4	516.1	20.7	687.2
Trading portfolio liabilities	40.6	9.2	0.2	50.0
Negative replacement values	4.4	434.2	7.8	446.4
Financial liabilities designated at fair value	0.0	80.3	12.9	93.3
Other liabilities – amounts due under unit-linked investment contracts		16.3		16.3
Total liabilities	45.0	540.0	20.9	606.0

As of 31 December 2011
Financial assets held for trading[2]	99.4	55.7	7.8	162.8
of which: pledged as collateral which may be sold or repledged by counterparties	33.2	6.2	0.5	39.9
Positive replacement values	3.4	469.2	13.9	486.6
Financial assets designated at fair value	0.7	6.9	2.7	10.3
Financial investments available-for-sale	34.8	17.7	0.6	53.2
Total assets	138.4	549.5	25.0	712.9
Trading portfolio liabilities	30.4	8.4	0.6	39.5
Negative replacement values	3.5	459.1	10.8	473.4
Financial liabilities designated at fair value	0.0	76.9	12.1	89.0
Other liabilities – amounts due under unit-linked investment contracts		16.4		16.4
Total liabilities	34.0	560.8	23.5	618.2

1  Bifurcated embedded derivatives, which are presented on the same balance sheet lines as their host contracts, are excluded from this table. As of 30 September 2012, net bifurcated embedded derivative assets held at fair value, totaling CHF 0.4 billion (of which CHF 0.5 billion were net level 3 assets and CHF 0.1 billion net level 2 liabilities) were recognized on the balance sheet within Debt issued. As of 30 June 2012, net bifurcated embedded derivative assets held at fair value, totaling CHF 0.9 billion (of which CHF 0.6 billion were net level 3 assets and CHF 0.3 billion net level 2 assets) were recognized on the balance sheet within Debt issued. As of 31 December 2011, net bifurcated embedded derivative assets held at fair value, totaling CHF 1.0 billion (of which CHF 0.8 billion were net level 3 assets and CHF 0.2 billion net level 2 assets) were recognized on the balance sheet within Debt issued.    2  Financial assets held for trading do not include precious metals and commodities.

84

Financial information

Note 13  Fair value of financial instruments (continued)

Movements of level 3 instruments
	Financial assets held for trading[1]	Financial assets designated at fair value	Derivative instruments		Financial liabilities designated at fair value
CHF billion			Positive replacement values	Negative replacement values
Balance at 31 December 2011	7.8	2.7	13.9	10.8	12.1

Total gains/losses included in the income statement	0.2	0.0	(1.3)	(1.0)	(0.3)

Purchases, sales, issuances and settlements	0.0	0.2	(1.5)	(1.0)	(0.2)
Purchases	1.5	0.0	0.0	0.0	0.0
Sales	(1.5)	0.0	0.0	0.0	0.0
Issuances	0.0	1.1	0.8	0.3	1.2
Settlements	0.0	(0.9)	(2.3)	(1.3)	(1.4)

Transfers into or out of level 3	(0.5)	0.0	(0.2)	0.4	0.1
Transfers into level 3	0.6	0.0	0.5	0.9	1.5
Transfers out of level 3	(1.1)	0.0	(0.7)	(0.4)	(1.5)

Foreign currency translation	(0.3)	(0.1)	(0.5)	(0.5)	(0.1)
Balance at 31 March 2012	7.3	3.0	10.4	8.7	11.5

Total gains/losses included in the income statement	(0.6)	0.1	(0.1)	0.1	(0.1)

Purchases, sales, issuances and settlements	(1.4)	0.6	(0.7)	(1.1)	0.7
Purchases	1.4	0.0	0.0	0.0	0.0
Sales	(2.8)	0.0	0.0	0.0	0.0
Issuances	0.0	0.7	0.3	0.2	2.3
Settlements	0.0	(0.1)	(1.0)	(1.3)	(1.5)

Transfers into or out of level 3	0.2	0.6	0.0	(0.2)	0.5
Transfers into level 3	0.6	0.6	0.5	0.4	1.9
Transfers out of level 3	(0.3)	0.0	(0.5)	(0.6)	(1.4)

Foreign currency translation	0.2	0.0	0.3	0.4	0.3
Balance at 30 June 2012	5.7	4.2	9.8	7.8	12.9

Total gains/losses included in the income statement	(0.4)	(0.1)	(0.6)	(0.4)	0.4

Purchases, sales, issuances and settlements	1.5	0.5	0.1	(0.1)	0.3
Purchases	0.3	0.0	0.0	0.0	0.0
Sales	(0.1)	0.0	0.0	0.0	0.0
Issuances	1.3	0.5	0.1	0.3	0.8
Settlements	0.0	0.0	0.0	(0.4)	(0.5)

Transfers into or out of level 3	0.3	0.1	0.7	0.6	(0.1)
Transfers into level 3	0.6	0.1	0.8	1.1	0.6
Transfers out of level 3	(0.3)	0.0	(0.1)	(0.5)	(0.6)

Foreign currency translation	(0.1)	0.0	0.1	0.0	(0.1)
Balance at 30 September 2012	7.0	4.6	10.1	7.9	13.5

1  Includes assets pledged as collateral which may be sold or repledged by counterparties.

85

Notes to the interim consolidated financial statements

Note 13  Fair value of financial instruments (continued)

As of 30 September 2012, financial instruments measured with valuation techniques using significant non-market observable inputs (level 3) mainly included the following:

–	structured rates and credit positions, including bespoke collateralized debt obligations (CDO) and collateralized loan obligations (CLO);
–	reference-linked notes (RLN);
–	financial instruments linked to the US and European residential and US and non-US commercial real estate markets;
–	corporate bonds and corporate credit default swaps (CDS); and
–	lending-related products.

The significant movements in the Level 3 instruments during the quarter ended 30 September 2012 were as follows:

Financial assets held for trading

Financial assets held for trading increased from CHF 5.7 billion to CHF 7.0 billion during the quarter, primarily due to the issuance of CHF 1.3 billion of lending-related products, which was partly offset by net losses of CHF 0.4 billion recognized in the income statement.

Financial assets held for trading transferred into and out of level 3 amounted to CHF 0.6 billion and CHF 0.3 billion, respectively. Transfers into level 3 were primarily comprised of corporate bonds as price verification was not possible due to reduced observability of market inputs. Transfers out of level 3 were comprised of certain US commercial mortgage-backed securities (CMBS) and corporate bonds as independent sources became available and were used to verify fair value.

Financial assets designated at fair value

Financial assets designated at fair value increased from CHF 4.2 billion to CHF 4.6 billion during the quarter, mainly due to the issuance of CHF 0.5 billion of structured financing trades.

Positive replacement values

Positive replacement values increased from CHF 9.8 billion to CHF 10.1 billion during the quarter, mainly due to transfers into level 3, which totaled CHF 0.8 billion and consisted of CHF 0.5 billion of corporate CDS for which credit spreads and recovery rates could no longer be independently verified and CHF 0.3 billion of structured rates positions for which volatility could not be independently verified. These increases were partly offset by net losses recognized in the income statement of CHF 0.6 billion.

Negative replacement values

Negative replacement values increased from CHF 7.8 billion to CHF 7.9 billion during the quarter, primarily due to transfers into level 3 of CHF 1.1 billion, mainly comprised of CHF 0.6 billion of structured credit bespoke CDO resulting from a reduction in the correlation between the portfolio held and the representative market portfolio used to independently verify market data. This increase was largely offset by net gains of CHF 0.4 billion recognized in the income statement and transfers out of level 3 totaling CHF 0.5 billion, which mainly consisted of CHF 0.2 billion of corporate CDS for which credit spreads and recovery rates could be independently verified and CHF 0.1 billion of index tranche CDS as the reliability of underlying market data increased.

Financial liabilities designated at fair value

Financial liabilities designated at fair value increased from CHF 12.9 billion to CHF 13.5 billion during the quarter, primarily due to issuances totaling CHF 0.8 billion, which consisted of CHF 0.5 billion of structured financing trades and CHF 0.3 billion of credit-linked notes, as well as net losses of CHF 0.4 billion recognized in the income statement. These increases were partly offset by settlements totaling CHF 0.5 billion, of which CHF 0.3 billion were structured financing trades and CHF 0.1 billion were credit-linked notes. Financial liabilities designated at fair value transferred into and out of level 3 amounted to CHF 0.6 billion and CHF 0.6 billion, respectively. Transfers into level 3 consisted primarily of equity linked notes where the volatility of the embedded option could not be independently verified, and transfers out of level 3 consisted primarily of equity-linked notes where the volatility of the embedded option could be independently verified.

86

Financial information

Note 13  Fair value of financial instruments (continued)

b) Valuation information

Own credit on financial liabilities designated at fair value

Own credit changes are calculated based on a funds transfer price (FTP) curve, which provides a single level of discounting for uncollateralized funded instruments within UBS. The FTP curve is used to value uncollateralized and partially uncollateralized funding transactions designated at fair value, and for relevant tenors is set by reference to the level at which UBS medium term notes (MTN) are priced. The FTP curve spread is considered to be representative of the credit risk which reflects the premium that market participants require to purchase UBS MTN.

Amounts for the quarter represent the change during the quarter, and life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period can be analyzed in two components: (i) changes in fair value that are attributable to the change in our credit spreads during the period, and (ii) the effect of “volume changes”, which is the change in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay, changes in the interest rates and changes in the value of reference instruments issued by third parties. The disclosed own credit amounts are also impacted by foreign currency movements.

An own credit loss on financial liabilities designated at fair value of CHF 863 million was recorded in the third quarter.

Own credit on financial liabilities designated at fair value
	As of or for the quarter ended			Year-to-date
CHF million	30.9.12	30.6.12	30.9.11	30.9.12	30.9.11
Total gain/(loss) for the period ended	(863)	239	1,765	(1,788)	1,608
of which: credit spread related only	(884)	132	1,591	(1,884)	1,502
Life-to-date gain	132	983	1,985

c) Deferred day 1 profit or loss

The table reflects the activity in deferred profit or loss for financial instruments for which fair value is determined using valuation models for which not all significant inputs are market observable. Such financial instruments are initially recognized at their transaction price, even if the values obtained from the relevant valuation model on day 1 differ. Day 1 reserves are released and profit is recorded in net trading income as either the underlying parameters become observable, the transaction is closed out or through an appropriate amortization methodology. The table shows the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance (movement of deferred day 1 profit or loss).

Deferred day 1 profit or loss
	For the quarter ended
CHF million	30.9.12	30.6.12	30.9.11
Balance at the beginning of the period	508	406	505
Deferred profit/(loss) on new transactions	34	170	43
Recognized (profit)/loss in the income statement	(103)	(88)	(111)
Foreign currency translation	(5)	20	27
Balance at the end of the period	434	508	464

87

Notes to the interim consolidated financial statements

Note 14  Reclassification of financial assets

In the fourth quarter of 2008 and the first quarter of 2009, financial assets were reclassified out of held-for-trading to loans and receivables. On their reclassification date these assets had fair values of CHF 26 billion and CHF 0.6 billion, respectively.

The table below provides notional values, fair values and carrying values by product category for the remaining reclassified financial assets.

Held-for-trading assets reclassified to loans and receivables
			30.9.12
CHF billion	Notional value	Fair value	Carrying value	Ratio of carrying to notional value (%)
US student loan and municipal auction rate securities	3.1	2.7	2.8	90
Monoline-protected assets	0.6	0.6	0.5	91
Leveraged finance	0.4	0.4	0.4	83
US reference-linked notes	0.1	0.1	0.1	71
Other assets	0.6	0.5	0.5	83
Total	4.9	4.2	4.3	88

Held-for-trading assets reclassified to loans and receivables
CHF billion	30.9.12	30.6.12	31.12.11
Carrying value	4.3	4.8	5.3
Fair value	4.2	4.5	4.9
Pro-forma fair value gain/(loss)	(0.1)	(0.3)	(0.4)

In the third quarter of 2012, the carrying value of the remaining reclassified financial assets decreased by CHF 0.5 billion, mainly due to the sale of assets with a carrying value of CHF 0.3 billion at the time of the sale. The net impact on operating profit before tax from the reclassified assets was a loss of CHF 31 million (see table below). If these financial assets had not been reclassified, the impact on the third quarter 2012 operating profit before tax would have been a profit of approximately CHF 0.1 billion.

Contribution of the reclassified assets to the income statement
	For the quarter ended		Year-to-date
CHF million	30.9.12	30.6.12	30.9.12
Net interest income	36	33	102
Credit loss (expense)/recovery	(93)	(17)	(88)
Other income[1]	26	(71)	(21)
Impact on operating profit before tax	(31)	(55)	(7)

1  Includes net gains/losses on the disposal of reclassified financial assets.

88

Financial information

Note 15  Derivative instruments

			30.9.12
CHF billion	Positive replacement values	Notional values related to positive replacement values[1]	Negative replacement values	Notional values related to negative replacement values[1]	Other notional values[2]
Derivative instruments
Interest rate contracts	300	6,911	273	6,572	19,620
Credit derivative contracts	45	1,255	42	1,242	239
Foreign exchange contracts	79	3,571	87	3,522	8
Equity/index contracts	19	267	19	280	25
Commodity contracts, including precious metals contracts	6	110	6	117	15
Unsettled purchases of non-derivative financial assets[3]	0	49	0	38	0
Unsettled sales of non-derivative financial assets[3]	0	40	0	44	0
Total derivative instruments, based on IFRS netting4, [5]	449	12,203	428	11,815	19,907
Replacement value netting, based on capital adequacy rules	(356)		(356)
Cash collateral netting, based on capital adequacy rules	(45)		(18)
Total derivative instruments, based on capital adequacy netting[6]	48		53

			30.6.12
	Positive replacement values	Notional values related to positive replacement values[1]	Negative replacement values	Notional values related to negative replacement values[1]	Other notional values[2]
Derivative instruments
Interest rate contracts	301	7,242	279	6,970	19,588
Credit derivative contracts	55	1,299	52	1,221	323
Foreign exchange contracts	78	3,556	90	3,548	6
Equity/index contracts	19	239	20	269	20
Commodity contracts, including precious metals contracts	5	102	5	94	17
Unsettled purchases of non-derivative financial assets[3]	1	58	0	28	0
Unsettled sales of non-derivative financial assets[3]	0	38	1	48	0
Total derivative instruments, based on IFRS netting4, [5]	458	12,535	446	12,179	19,954
Replacement value netting, based on capital adequacy rules	(366)		(366)
Cash collateral netting, based on capital adequacy rules	(41)		(24)
Total derivative instruments, based on capital adequacy netting[6]	51		56

			31.12.11
	Positive replacement values	Notional values related to positive replacement values[1]	Negative replacement values	Notional values related to negative replacement values[1]	Other notional values[2]
Derivative instruments
Interest rate contracts	296	8,172	276	8,113	20,019
Credit derivative contracts	67	1,298	64	1,245	172
Foreign exchange contracts	97	3,194	106	3,123	12
Equity/index contracts	19	192	20	211	15
Commodity contracts, including precious metals contracts	7	101	7	91	18
Unsettled purchases of non-derivative financial assets[3]	0	40	0	11	0
Unsettled sales of non-derivative financial assets[3]	0	18	0	30	0
Total derivative instruments, based on IFRS netting4, [5]	487	13,014	473	12,823	20,236
Replacement value netting, based on capital adequacy rules	(383)		(383)
Cash collateral netting, based on capital adequacy rules	(46)		(28)
Total derivative instruments, based on capital adequacy netting[6]	58		62

1 In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.    2 Receivables resulting from these derivatives are recognized on the balance sheet under Cash collateral receivables on derivative instruments totaling: CHF 3.5 billion (30 June 2012: CHF 4.5 billion; 31 December 2011: CHF 2.4 billion). Payables resulting from these derivatives are recognized on the balance sheet under Cash collateral payables on derivative instruments totaling: CHF 3.7 billion (30 June 2012: CHF 3.7 billion; 31 December 2011: CHF 2.7 billion).    3 Changes in the fair value of purchased and sold non-derivative financial assets between trade date and settlement date are recognized as replacement values.    4 Replacement values based on International Financial Reporting Standards netting.    5 Includes agency transactions with a positive replacement value of CHF 5.4 billion (30 June 2012: CHF 5.9 billion; 31 December 2011: CHF 6.3 billion) and a negative replacement value of CHF 5.3 billion (30 June 2012: CHF 6.1 billion; 31 December 2011: CHF 6.7 billion) for which notional values were not included in the table above due to significantly different risk profile.    6 Includes the impact of netting agreements (including cash collateral) in accordance with Swiss federal banking law.

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Notes to the interim consolidated financial statements

Note 16  Other assets and liabilities

CHF million	30.9.12	30.6.12	31.12.11

Other assets
Prime brokerage receivables	7,265	5,913	6,103
Deferred pension expenses	3,778	3,783	3,300
Other	3,265	3,242	3,062
Total other assets	14,308	12,939	12,465

Other liabilities
Prime brokerage payables	37,357	39,170	36,746
Amounts due under unit-linked investment contracts	16,367	16,327	16,481
Provisions	1,876	1,648	1,626
Current and deferred tax liabilities	523	520	584
Other	5,740	5,756	6,255
Total other liabilities	61,863	63,422	61,692

Note 17  Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks[1]	Litigation, regulatory and similar matters[2]	Restructuring		Loan commitments and guarantees	Other[3]		Total provisions
Balance at 31 December 2011	58	482	467		93	525		1,626
Increase in provisions recognized in the income statement	8	70	139		0	21		239
Release of provisions recognized in the income statement	(3)	(18)	(7)		(3)	(3)		(34)
Provisions used in conformity with designated purpose	(14)	(66)	(72)		0	(30)		(181)
Reclassifications	0	0	(37)	[4]	3	0		(34)
Foreign currency translation/unwind of discount	(1)	(15)	(8)		(2)	(6)		(32)
Balance at 31 March 2012	49	454	484		92	506		1,584
Increase in provisions recognized in the income statement	9	210	32		1	23		275
Release of provisions recognized in the income statement	0	(27)	(26)		(1)	(3)		(58)
Provisions used in conformity with designated purpose	(6)	(75)	(88)		0	(23)		(192)
Reclassifications	0	0	(2)	[4]	(15)	0		(17)
Foreign currency translation/unwind of discount	0	22	22		2	9		55
Balance at 30 June 2012	52	584	422		78	513		1,648
Increase in provisions recognized in the income statement	10	285	4		0	113		413
Release of provisions recognized in the income statement	(1)	0	(14)		(16)	(63)	[5]	(93)
Provisions used in conformity with designated purpose	(8)	(13)	(55)		0	(19)		(95)
Reclassifications	0	44	0		(2)	(44)		(2)
Foreign currency translation/unwind of discount	(1)	(2)	5		1	2		5
Balance at 30 September 2012	52	897	363		61	503		1,876

1  Includes provisions for litigation resulting from security risks and transaction processing risks.    2  Includes litigation resulting from legal, liability and compliance risks.    3  Includes reinstatement costs for leasehold improvements of CHF 101 million as of 30 September 2012 (31 December 2011: CHF 109 million), provisions for onerous lease contracts of CHF 87 million as of 30 September 2012 (31 December 2011: CHF 106 million), provisions related to employee benefits (including service anniversaries and sabbatical leave) of CHF 262 million as of 30 September 2012 (31 December 2011: CHF 227 million) and other items.    4  Reflects a reclassification to share premium of restructuring provisions related to share-based compensation.    5  Includes the release of provisions for Swiss long-service and sabbatical awards.

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Financial information

Note 17  Provisions and contingent liabilities (continued)

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this note may refer to UBS AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

    Such matters are subject to many uncertainties and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. If any of those conditions is not met, such matters result in contingent liabilities.

    The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 17a) above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings which involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants.

    Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance notwithstanding the extent of potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures. In those cases where disclosure of information could be expected to seriously prejudice our position, such information is omitted. This includes information as to whether the matter has given rise to a provision or a contingent liability, or the estimated financial effect of a matter where that can be determined.

1. Municipal bonds

In 2011, UBS announced a USD 140.3 million settlement with the US Securities and Exchange Commission (SEC), the Antitrust Division

of the US Department of Justice (DOJ), the Internal Revenue Service (IRS) and a group of state attorneys general relating to the investment of proceeds of municipal bond issuances and associated derivative transactions. The settlement resolves the investigations by those regulators which had commenced in November 2006. Several related putative class actions, which were filed in Federal District Courts against UBS and numerous other firms, remain pending. However, approximately USD 63 million of the regulatory settlement will be made available to potential claimants through a settlement fund, and payments made through the fund should reduce the total monetary amount at issue in the class actions for UBS. In August 2012, three former UBS employees were convicted by a federal jury in New York City on conspiracy and fraud charges. They have stated that they will appeal.

2. Auction rate securities

In 2008, UBS entered into settlements with the SEC, the New York Attorney General (NYAG) and the Massachusetts Securities Division whereby UBS agreed to offer to buy back Auction Rate Securities (ARS) from eligible customers, and to pay penalties of USD 150 million (USD 75 million to the NYAG and USD 75 million to the other states). UBS has since finalized settlements with all of the states. The settlements resolved investigations following the industry-wide disruption in the markets for ARS and related auction failures beginning in early 2008. The SEC continues to investigate individuals affiliated with UBS regarding the trading in ARS and disclosures. UBS has also been named in (i) several putative class actions; (ii) arbitration and litigation claims asserted by investors relating to ARS, including a pending consequential damages claim by a former customer for damages of USD 76 million; and (iii) arbitration and litigation claims asserted by issuers, including a pending litigation under state common law and a state racketeering statute seeking at least USD 40 million in compensatory damages, plus exemplary and treble damages, and several arbitration claims filed in early 2012 alleging violations of state and federal securities law that seek compensatory and punitive damages, among other relief.

3. Inquiries regarding cross-border wealth management businesses

Following the disclosure and the settlement of the US cross-border matter, tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. In France, a criminal investigation into allegations of illicit cross-border activity has been initiated with the appointment of a “Juge d’instruction”. We have also received inquiries from German authorities concerning certain matters relating to our cross-border business. UBS is cooperating with these inquiries, re-

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Notes to the interim consolidated financial statements

Note 17  Provisions and contingent liabilities (continued)

quests and investigations within the limits of financial privacy obligations under Swiss and other applicable laws.

4. Matters related to the financial crisis

UBS is responding to a number of governmental inquiries and investigations and is involved in a number of litigations, arbitrations and disputes related to the financial crisis of 2007 to 2009 and in particular mortgage-related securities and other structured transactions and derivatives. In particular, the SEC is investigating UBS’s valuation of super senior tranches of collateralized debt obligations (CDO) during the third quarter of 2007, and UBS’s structuring and underwriting of certain CDOs during the first and second quarters of 2007. UBS has provided documents and testimony to the SEC and is continuing to cooperate with the SEC in its investigations. UBS has also communicated with and has responded to other inquiries by various governmental and regulatory authorities concerning various matters related to the financial crisis. These matters concern, among other things, UBS’s (i) disclosures and writedowns, (ii) interactions with rating agencies, (iii) risk control, valuation, structuring and marketing of mortgage-related instruments, and (iv) role as underwriter in securities offerings for other issuers.

    UBS is a defendant in several lawsuits filed by institutional purchasers of CDOs structured by UBS in which plaintiffs allege, under various legal theories, that UBS misrepresented the quality of the collateral underlying the CDOs. Plaintiffs in these suits collectively seek to recover several hundred million dollars in claimed losses, including one case in which plaintiffs claim losses of at least USD 331 million.

5. Lehman principal protection notes

From March 2007 through September 2008, UBS Financial Services Inc. (UBSFS) sold approximately USD 1 billion face amount of structured notes issued by Lehman Brothers Holdings Inc. (Lehman), a majority of which were referred to as “principal protection notes,” reflecting the fact that while the notes’ return was in some manner linked to market indices or other measures, some or all of the investor’s principal was an unconditional obligation of Lehman as issuer of the notes. Based on its role as an underwriter of Lehman structured notes, UBSFS has been named as a defendant in a putative class action asserting violations of disclosure provisions of the federal securities laws. UBSFS has filed an opposition, currently pending before the court, to plaintiffs’ motion to certify the case as a class action. Firms that underwrote other non-structured Lehman securities have been named as defendants in the same purported class action, and those underwriters have entered into settlements. In 2011, UBSFS entered into a settlement with FINRA related to the sale of these notes, pursuant to which UBSFS agreed to pay a USD 2.5 million fine and approximately USD 8.25 million in restitution and interest to a limited number of investors in the US. UBSFS has also been named in numerous individual civil suits and customer arbitrations, which proceedings are at various stages. The individual customer claims, some of which have resulted in awards payable by UBSFS, relate primarily to whether UBSFS adequately disclosed the risks of these notes to its customers.

6. Claims related to sales of residential mortgage-backed securities and mortgages

Background: From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued. The overall market for privately issued US RMBS during this period was approximately USD 3.9 trillion.

    UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

    We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

    Securities Lawsuits Concerning Disclosures in RMBS Offering Documents: UBS has been named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits relating to approximately USD 43 billion in original face amount of RMBS underwritten or issued by UBS. Many of the lawsuits are in their early stages, and have not advanced beyond the motion to dismiss phase; others are in varying stages of discovery. Of the original face amount of RMBS at issue in these cases, approximately USD 10 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 33 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS). In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights.

    These lawsuits include actions brought by the Federal Housing Finance Agency (FHFA), as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac and collectively with Fannie

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Note 17  Provisions and contingent liabilities (continued)

Mae, the GSEs) in connection with the GSEs’ investments in USD 4.5 billion in original face amount of UBS-sponsored RMBS and USD 1.8 billion in original face amount of third-party RMBS. These suits assert claims for damages and rescission under federal and state securities laws and state common law and allege losses of approximately USD 1.2 billion. The court denied UBS’s motion to dismiss in May 2012, but the US Court of Appeals for the Second Circuit has agreed to hear an appeal with respect to two legal issues that were the subject of UBS’s motion to dismiss. The FHFA also filed suits in 2011 against UBS and other financial institutions relating to their role as underwriters of third-party RMBS purchased by the GSEs asserting claims under various legal theories, including violations of the federal and state securities laws and state common law. UBS was previously named as a defendant in three lawsuits brought by insurers of RMBS claiming equitable and contractual subrogation rights and seeking recovery of insurance payments to RMBS investors on the basis that UBS and other RMBS underwriters aided and abetted misrepresentations and fraud by RMBS issuers. Two of these lawsuits have been dismissed; the remaining lawsuit is pending.

In July 2012 a federal court in New Jersey dismissed with prejudice on statute of limitations grounds a putative class action lawsuit that asserted violations of the federal securities laws against various UBS entities, among others, in connection with USD 2.6 billion in original face amount of UBS-sponsored RMBS. The named plaintiff filed a notice of appeal in August 2012.

Loan repurchase demands related to sales of mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust. We have been notified by certain institutional purchasers and insurers of mortgage loans and RMBS, including Freddie Mac, of their contention that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. The table below summarizes repurchase demands received by UBS and UBS’s repurchase activity from 2006 through October 23, 2012. In the table, repurchase demands characterized as Demands resolved in litigation and Demands rescinded by counterparty are considered to be finally resolved. Repurchase demands in all other categories are not finally resolved.

As described below, Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, made additional loan repurchase demands totaling approximately USD 422 million in original principal balance in August and September 2012, and it is not clear when or to what extent additional demands may be made by Assured Guaranty, Freddie Mac or others.

Payments that UBS has made or agreed to make to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made or agreed to make to date have related to so-called “Option ARM” loans; severity rates may vary for other types of loans or for Option ARMs with different characteristics. Actual losses upon repurchase will reflect the estimated value of the loans in question at the time of repurchase as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase. It is not possible to predict future losses upon repurchase for reasons including timing and market uncertainties.

In most instances in which we would be required to repurchase loans due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010, UBS has asserted indemnity or repurchase demands against originators. Only a small number of our demands have been resolved, and we have not recognized any asset on our balance sheet in respect of the unresolved de-

Loan repurchase demands by year received – original principal balance of loans[1]
USD million	2006–2008	2009	2010	2011	through 23 October 2012	Total
Actual or agreed loan repurchases/make whole payments by UBS	11.7	1.4	0.1			13.2
Demands resolved or expected to be resolved through enforcement of UBS’s indemnification rights against third-party originators		77.4	1.8	45.0	8.5	132.7
Demands resolved in litigation	0.6	20.7				21.3
Demands in litigation			345.6	731.7	1,041.1	2,118.5
Demands rebutted by UBS but not yet rescinded by counterparty		3.2	1.8	290.0	188.2	483.1
Demands rescinded by counterparty	110.2	100.4	18.8	8.3		237.7
Demands in review by UBS		2.1	0.1	9.1	6.4	17.6
Total	122.5	205.1	368.2	1,084.1	1,244.2	3,024.1

1 Loans submitted by multiple counterparties are counted only once.

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Notes to the interim consolidated financial statements

Note 17  Provisions and contingent liabilities (continued)

mands. Since 2011, UBS has advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity, and has asserted that such demands should be resolved directly by the originator and the party making the demand.

We cannot reliably estimate the level of future repurchase demands, and do not know whether our rebuttals of such demands will be a good predictor of future rates of rebuttal. We also cannot reliably estimate the timing of any such demands.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: In February 2012, Assured Guaranty filed suit against UBS RESI in New York State Court asserting claims for breach of contract and declaratory relief based on UBS RESI’s alleged failure to repurchase allegedly defective mortgage loans with an original principal balance of at least USD 997 million that serve as collateral for UBS-sponsored RMBS insured in part by Assured Guaranty. Assured Guaranty also claims that UBS RESI breached representations and warranties concerning the mortgage loans and breached certain obligations under commitment letters. Assured Guaranty seeks unspecified damages that include payments on current and future claims made under Assured Guaranty insurance policies totaling approximately USD 308 million at the time of the filing of the complaint, as well as compensatory and consequential losses, fees, expenses and pre-judgment interest. The case was removed to federal court, and in August 2012, the Court granted UBS RESI’s motion to dismiss Assured Guaranty’s claims for breach of UBS RESI’s contractual repurchase obligations, holding that only the trustee for the securitization trust has the contractual right to enforce those obligations. The Court also granted UBS RESI’s motion to dismiss Assured Guaranty’s claims for declaratory relief. The Court denied UBS RESI’s motion to dismiss Assured Guaranty’s claims for breach of representation and warranty and breach of the commitment letters. The case is now in discovery.

    In October 2012, consistent with the Court’s holding that only the trustee may assert claims seeking to enforce UBS RESI’s repurchase obligations, US Bank, as trustee for the RMBS trusts at issue in the Assured Guaranty litigation, filed a related action in the Southern District of New York seeking to enforce UBS RESI’s obligation to repurchase loans with an original principal balance of approximately USD 2 billion for which Assured Guaranty had previously demanded repurchase. With respect to the portion of the loans subject to this suit that were originated by institutions still in existence, UBS will seek to enforce its indemnity rights against those institutions.

    In April 2012, Freddie Mac filed a notice and summons in New York Supreme Court initiating suit against UBS RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. The complaint for this suit was filed in September 2012. Freddie Mac seeks, among other relief, specific performance of UBS RESI’s alleged loan repurchase obligations for at least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

Our balance sheet at 30 September 2012 reflected a provision of USD 228 million with respect to matters described in this item 6. We cannot predict when the provision will be utilized.

7. Claims related to UBS disclosure

A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the US securities laws in connection with UBS’s disclosures relating to UBS’s positions and losses in mortgage-related securities, UBS’s positions and losses in auction rate securities, and UBS’s US cross-border business. In 2011, the court dismissed all claims based on purchases or sales of UBS ordinary shares made outside the US, and, on 28 September 2012, the court dismissed with prejudice the remaining claims based on purchases or sales of UBS ordinary shares made in the US for failure to state a claim. Plaintiffs are appealing the court’s decision. UBS, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action for breach of fiduciary duties brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (ERISA) retirement plans in which there were purchases of UBS stock. In 2011, the court dismissed the ERISA complaint. In March 2012, the court denied plaintiffs’ motion for leave to file an amended complaint. Plaintiffs have appealed.

8. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS em-

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Financial information

Note 17  Provisions and contingent liabilities (continued)

ployees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxem-bourg investigating authorities, without however being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals have been filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee has filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. A claim was filed in 2010 against 23 defendants including UBS entities, the Luxembourg and offshore funds concerned and various individuals, including current and former UBS employees. The total amount claimed against all defendants in this action was not less than USD 2 billion. A second claim was filed in 2010 against 16 defendants including UBS entities and the Luxembourg fund concerned. The total amount claimed against all defendants was not less than USD 555 million. Following a motion by UBS, in 2011 the District Court dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. The BMIS Trustee has appealed the District Court’s decision. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds.

9. Transactions with Italian public sector entities

A number of transactions that UBS Limited and UBS AG respectively entered into with public sector entity counterparties in Italy have been called into question or become the subject of legal proceedings and claims for damages and other awards. In 2009, the City of Milan filed civil proceedings against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with Milan between 2005 and 2007. The primary allegation was that UBS Limited and the other international banks obtained hidden and/or illegal profits by entering into the derivative contracts with Milan. In addition, two current UBS employees and one former employee, together with employees from other banks, a former officer of Milan and a former adviser to Milan, are facing a criminal trial for alleged “aggravated fraud” in relation to the same bond issue and the execution, and subsequent restructuring, of the related derivative transactions. UBS Limited is also the subject of an administrative charge brought in the context of the criminal trial of the individuals of failing to have in place a business organizational model to avoid the alleged misconduct by employees, the sanctions for which could include a limitation on activities in Italy and/or fines. In March 2012, UBS Limited and UBS Italia SIM Spa finalized a settlement agreement with Milan which enabled Milan to terminate the interest rate swap component of the existing derivative transactions in consideration of Milan’s release of all of its civil damages claims, including those filed in the criminal proceedings. Under the settlement, UBS Limited applied a discount to the cost of the transaction for Milan without any admission of liability. The settlement did not dispose of the ongoing criminal or administrative proceedings, nor did it dispose of a civil consumer group claim lodged in the criminal proceeding.

Derivative transactions with the Regions of Calabria, Tuscany, Lombardy and Lazio and the City of Florence have also been called into question or become the subject of legal proceedings and claims for damages and other awards. Florence and Tuscany have also attempted to invoke Italian administrative law remedies which purport to allow a public entity to challenge its own decision to enter into the relevant contracts and avoid their obligations thereunder. UBS is resisting these attempts. UBS has issued proceedings before the English courts in connection with a number of these transactions, seeking to obtain declaratory judgments as to the validity and enforceability of UBS’s English law contractual arrangements with its counterparties and, to the extent relevant, the legitimacy of UBS’s conduct in respect of those counterparties. In recent months, discussions have commenced with several of the Italian public sector entities in relation to these claims. In March 2012, an in-principle settlement was reached with the Region of Lombardy, subject to appropriate documentation. In April 2012, UBS AG and UBS Limited settled the existing disputes with the Region of Tuscany without any admission of liability. An application seeking the dismissal of a related criminal investigation has been filed with the Prosecutor.

10. HSH Nordbank AG (HSH)

HSH has filed an action against UBS in New York State court relating to USD 500 million of notes acquired by HSH in a synthetic CDO transaction known as North Street Referenced Linked Notes, 2002-4 Limited (NS4). The notes were linked through a credit default swap between the NS4 issuer and UBS to a reference pool of corporate bonds and asset-backed securities. HSH alleges that UBS knowingly misrepresented the risk in the transaction, sold HSH notes with “embedded losses”, and improperly profited at HSH’s expense by misusing its right to substitute assets in the reference pool within specified parameters. HSH is seeking USD 500 million in compensatory damages plus pre-judgment interest. The case was initially filed in 2008. In March 2012, a New York state

95

Notes to the interim consolidated financial statements

Note 17  Provisions and contingent liabilities (continued)

appellate court dismissed HSH’s fraud claim and affirmed the trial court’s dismissal of its negligent misrepresentation claim and punitive damages demand. As a result, the claims remaining in the case are for breach of contract and breach of the implied covenant of good faith and fair dealing. HSH has sought permission to appeal the appellate court’s decision to the New York Court of Appeals.

11. Kommunale Wasserwerke Leipzig GmbH (KWL)

In 2006 and 2007, KWL entered into a series of Credit Default Swap (CDS) transactions with bank swap counterparties, including UBS. UBS entered into back-to-back CDS transactions with the other counterparties, Depfa Bank plc (Depfa) and Landesbank Baden-Württemburg (LBBW), in relation to their respective swaps with KWL. Under the CDS contracts between KWL and UBS, the last of which were terminated by UBS in 2010, a net sum of approximately USD 138 million has fallen due from KWL but not been paid. Earlier in 2010, UBS issued proceedings in the English High Court against KWL seeking various declarations from the English court, in order to establish that the swap transaction between KWL and UBS is valid, binding and enforceable as against KWL. The English court ruled in 2010 that it has jurisdiction and will hear the proceedings and UBS issued a further claim seeking declarations concerning the validity of its early termination of the remaining CDS transactions with KWL. KWL withdrew its appeal from that decision and the civil dispute is now proceeding before the English court. UBS has added its monetary claim to the proceedings. KWL is defending against UBS’s claims and has served a counterclaim which also joins UBS Limited and Depfa to the proceedings. As part of its assertions, KWL claims damages of at least USD 68 million in respect of UBS’s termination of some of the CDS contracts, whilst disputing that any monies are owed to UBS pursuant to another CDS contract. UBS, UBS Limited and Depfa are defending against KWL’s counterclaims, and Depfa has asserted additional claims against UBS and UBS Limited.

    In 2010, KWL issued proceedings in Leipzig, Germany against UBS, Depfa and LBBW, claiming that the swap transactions are void and not binding on the basis of KWL’s allegation that KWL did not have the capacity or the necessary internal authorization to enter into the transactions and that the banks knew this. Upon and as a consequence of KWL withdrawing its appeal on jurisdiction in England, KWL also withdrew its civil claims against UBS and Depfa in the German courts, and no civil claim will proceed against either of them in Germany. The proceedings brought by KWL against LBBW are now proceeding before the German courts. The Leipzig court has ruled that it is for the London court and not the Leipzig court to determine the validity and effect of a third party notice served by LBBW on UBS in the Leipzig proceedings.

The back-to-back CDS transactions were terminated in 2010. In 2010, UBS and UBS Limited issued separate proceedings in the English High Court against Depfa and LBBW seeking declarations as to the parties’ obligations under the back-to-back CDS transactions and monetary claims. UBS Limited contends that it is owed USD 83.3 million, plus interest, by Depfa. UBS contends that it is owed EUR 75.5 million, plus interest, by LBBW. Depfa and LBBW respectively are defending against the claims and have also issued counterclaims. Additionally Depfa has added a claim against KWL to the proceedings against it and KWL has served a defense.

In 2011, the former managing director of KWL and two financial advisers were convicted on criminal charges related to certain KWL transactions, including swap transactions with UBS and other banks.

In 2011, the SEC commenced an inquiry regarding the KWL transactions and UBS is providing information to the SEC relating to those transactions.

12. Puerto Rico

In August 2012, UBS Financial Services Inc. of Puerto Rico (UBS PR) was named in a purported class action alleging that UBS PR misrepresented and omitted facts in connection with the sale of shares of Puerto Rico closed-end funds in 2008 and 2009. The class action follows UBS PR’s May 2012 civil administrative settlement with the SEC, which also involved UBS PR’s sale of closed-end funds during that period. In 2011, UBS PR and a large number of unrelated parties were named as defendants in a purported civil derivative action filed in Puerto Rico Superior Court. That case, in which the plaintiffs seek to bring claims on behalf of the Employee Retirement System of Puerto Rico, involves an allegation that defendants violated Puerto Rico law in connection with the issuance of billions of dollars of bonds underwritten by UBS PR and the investment of the proceeds of those bond issuances. UBS PR’s motion to dismiss that action is pending.

13. LIBOR

Numerous government agencies, including the SEC, the US Commodity Futures Trading Commission (CFTC), the DOJ, the UK Financial Services Authority (FSA), the Monetary Authority of Singapore (MAS), FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions are conducting investigations regarding submissions with respect to British Bankers’ Association LIBOR (London Interbank Offered Rate) and other benchmark rates. These investigations focus on whether there were improper attempts by UBS (among others), either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times. In addition, the Swiss Competition Commission (WEKO) has commenced an investigation of numerous banks and financial intermediaries concerning possible collusion relating to LIBOR and TIBOR (Tokyo Interbank Offered Rate) reference rates and certain derivatives transactions. In July 2012, following the announcement of a settlement by a UK-based bank with the FSA, CFTC and DOJ, the UK Government announced that there will be a Parliamentary inquiry into “transparency, conflicts of interest and the culture and professional

96

Financial information

Note 17  Provisions and contingent liabilities (continued)

standards of the financial services industry including the interaction with the criminal law”; and a narrower review by the FSA that concerns the LIBOR process. At the same time, the UK Serious Fraud Office announced that it has formally accepted the LIBOR matter for investigation.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and WEKO, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for Swiss franc LIBOR and certain transactions related to Swiss franc LIBOR. The Canadian Competition Bureau has granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters we reported to those authorities, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint-and-several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

    In 2011, the Japan Financial Services Agency (JFSA) commenced administrative actions and issued orders against UBS Securities Japan Ltd (UBS Securities Japan) and UBS AG, Tokyo Branch in

connection with their investigation of Yen LIBOR and Euroyen TIBOR. These actions were based on findings by the Japan Securities and Exchange Surveillance Commission (SESC), and, in the case of UBS AG, Tokyo Branch, the JFSA, that a former UBS Securities Japan trader engaged in inappropriate conduct relating to Euroyen TIBOR and Yen LIBOR, including approaching UBS AG, Tokyo Branch, and other banks to ask them to submit TIBOR rates taking into account requests from the trader for the purpose of benefiting trading positions.

A number of putative class actions and other actions are pending in federal court in Manhattan against UBS and numerous other banks on behalf of certain parties who transacted in LIBOR-based derivatives. The complaints allege manipulation, through various means, of the US dollar LIBOR rate and prices of US dollar LIBOR-based derivatives in various markets. Claims for damages are asserted under various legal theories, including violations of the US Commodity Exchange Act and antitrust laws. In April 2012, plaintiffs filed consolidated amended complaints which UBS and the other bank defendants moved to dismiss in June 2012. In October 2012, a putative class action was filed in federal court in Manhattan against UBS and numerous other banks on behalf of consumers who secured mortgage loans that were pegged to US dollar LIBOR. The complaint alleges that the defendants conspired to increase the US dollar LIBOR rate to increase rates on adjustable rate mortgages, in violation of federal and state antitrust laws and the federal racketeering statute. This case has not been consolidated with the other cases. There is one other putative class action pending in federal court in Manhattan against UBS and other banks that has not been transferred or consolidated with the others. The substantive allegations of this action are almost identical to the allegations of the other actions except that this suit expressly alleges causes of action based on the alleged manipulation of Yen LIBOR and Euroyen TIBOR. An action relating to EURIBOR (Euro Interbank Offered Rate) was brought and subsequently voluntarily withdrawn by plaintiffs. Plaintiffs in the civil actions seek unspecified damages and other relief.

97

Notes to the interim consolidated financial statements

Note 17  Provisions and contingent liabilities (continued)

14. SinoTech Energy Limited

Since 2011, multiple putative class action complaints have been filed and consolidated in federal court in Manhattan, against SinoTech Energy Limited (SinoTech), its officers and directors, its auditor at the time of its initial public offering (IPO), and its underwriters, including UBS. The second amended complaint filed in June 2012 alleges, with respect to the underwriters, that the registration statement and prospectus filed in connection with SinoTech’s 2010 USD 168 million IPO of American Depositary Shares, of which UBS underwrote 70%, contained materially misleading statements and omissions, including allegations regarding the authenticity and accuracy of certain asset purchase contracts purportedly entered into between SinoTech and its vendors. Plaintiff asserts violations of the US federal securities laws and seeks unspecified compensatory damages, among other relief.

    In 2012, SinoTech’s securities were delisted by Nasdaq and their registration was revoked by the SEC. In April 2012, the SEC filed a complaint against SinoTech and three of its executives alleging certain improprieties arising out of actions that occurred subsequent to the initial public offering.

15. Swiss retrocessions

The Zurich High Court decided in January 2012, in a test case, that fees received by a bank for the distribution of financial products issued by third parties should be considered to be “retrocessions” unless they are received by the bank for genuine distribution services. Fees considered to be retrocessions would have to be disclosed to the affected clients and, absent specific client consent, surrendered to them. Both parties have appealed the decision to the Swiss Supreme Court and a decision is expected to be rendered in the fourth quarter of 2012. If the holding in this case is not reversed on appeal and is followed in other cases, UBS (and other banks in Switzerland) could be subject to significant reimbursement claims by certain clients for past fees. Depending upon the outcome of the case, it could also lead to changes in our business practices in the future.

16. Unauthorized trading incident

FINMA and the FSA have been conducting a joint investigation of the unauthorized trading incident that occurred in the Investment Bank and was announced in September 2011. In addition, FINMA and the FSA have announced that they have commenced enforcement proceedings against UBS in relation to this matter.

    In October 2012, the consolidated complaint was filed in a putative securities fraud class action pending in federal court in Manhattan against UBS AG and certain of its current and former officers relating to the unauthorized trading incident. The lawsuit was filed on behalf of parties who purchased publicly traded UBS securities on any US exchange, or where title passed within the US, during the period 17 November 2009 through 15 September 2011. The complaint alleges that UBS misrepresented, through its public statements and financial disclosures, that its risk controls and procedures were effective, and that the falsity of these representations became apparent when UBS disclosed the unauthorized trading incident in September 2011, a disclosure that purportedly caused UBS’s stock price to drop 10% in one day. Plaintiff seeks unspecified damages and interest, among other relief.

17. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims to UBS in the amount of approximately USD 1.2 billion, including interest and penalties. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. These assessments are being or will be challenged in administrative proceedings. BTG has also provided notice to UBS of several additional Pactual-related inquiries by the Brazilian tax authorities that relate to the period of UBS’s ownership of Pactual and involve comparable or potentially greater amounts.

98

Financial information

Note 18  Financial instruments not recognized on the balance sheet

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	30.9.12			30.6.12			31.12.11
CHF million	Gross	Sub- participations	Net	Gross	Sub- participations	Net	Gross	Sub- participations	Net
Guarantees
Credit guarantees and similar instruments	8,247	(423)	7,824	8,594	(328)	8,266	8,671	(315)	8,356
Performance guarantees and similar instruments	3,631	(866)	2,765	3,452	(619)	2,833	3,337	(493)	2,845
Documentary credits	7,130	(601)	6,529	6,780	(622)	6,158	6,897	(737)	6,160
Total guarantees	19,008	(1,890)	17,118	18,826	(1,569)	17,257	18,905	(1,545)	17,360
Commitments
Loan commitments	64,773	(1,177)	63,595	64,180	(1,349)	62,831	58,192	(1,640)	56,552
Underwriting commitments	615	(595)	21	546	(390)	156	1,160	(278)	882
Total commitments	65,388	(1,772)	63,616	64,726	(1,739)	62,987	59,352	(1,918)	57,434
Forward starting transactions[1]
Reverse repurchase agreements	35,702			35,526			27,113
Securities borrowing agreements	1,504			1,885			502
Repurchase agreements	28,768			32,854			21,134

1 Cash to be paid in the future by either UBS or the counterparty.

Note 19 Events after the reporting period

Following the approval of a new business plan by the Board of Directors on 29 October 2012, on 30 October 2012 the Group announced an acceleration of the implementation of its strategy to transform the firm by making further changes to the business of the Investment Bank, as well as further plans to improve the long-term efficiency of the Group as a whole. In the future, our Investment Bank will be focused on advisory, research, equities, foreign exchange and precious metals. The businesses and positions to be exited will include a number of the least capital-efficient elements of our fixed income business and will be managed within the Corporate Center with the aim of managing down the remaining positions over several years in the most value-accretive way for shareholders. They will be reported as part of Corporate Center starting in the first quarter of 2013. Together with the effect of future cost reduction initiatives, we expect to incur restructuring charges of approximately CHF 3.3 billion.

99

Notes to the interim consolidated financial statements

Note 20  Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of our foreign operations into Swiss francs:

	Spot rate			Average rate[1]
	As of			For the quarter ended			Year-to-date
	30.9.12	30.6.12	30.9.11	30.9.12	30.6.12	30.9.11	30.9.12	30.9.11
1 USD	0.94	0.95	0.91	0.95	0.94	0.84	0.94	0.88
1 EUR	1.21	1.20	1.22	1.20	1.20	1.18	1.20	1.23
1 GBP	1.52	1.49	1.42	1.53	1.49	1.24	1.49	1.45
100 JPY	1.21	1.19	1.18	1.22	1.19	1.09	1.17	1.09

1 Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

100

Financial information

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

101

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

UBS AG (Parent Bank) financial information

Income statement UBS AG (Parent Bank)

	For the quarter ended		% change from	Year-to-date	For the year ended
CHF million	30.9.12	30.6.12	2Q12	30.9.12	31.12.11
Net interest income	993	777	28	2,889	4,597
Net fee and commission income	1,528	1,411	8	4,531	6,373
Net trading income	1,198	1,707	(30)	4,530	3,545
Other income from ordinary activities	670	1,031	(35)	1,868	3,508
of which: dividend income from investments in subsidiaries and other participations	171	718	(76)	897	758
Operating income	4,389	4,926	(11)	13,818	18,023
Personnel expenses	1,904	1,887	1	5,670	8,309
General and administrative expenses	1,165	1,189	(2)	3,420	4,380
Operating expenses	3,069	3,076	0	9,091	12,690
Operating profit	1,320	1,850	(29)	4,727	5,333
Impairment of investments in subsidiaries and other participations	2,443	(355)		2,507	165
Depreciation of fixed assets	135	137	(1)	389	581
Allowances, provisions and losses	204	141	45	369	153
Profit before extraordinary items and taxes	(1,462)	1,927		1,461	4,434
Extraordinary income	(420)	563		366	1,888
Extraordinary expenses	(47)	(75)	(37)	(133)	(649)
Tax (expense)/benefit	31	25	24	64	(232)
Profit for the period	(1,898)	2,441		1,757	5,440

102

Financial information

Balance sheet UBS AG (Parent Bank)

				% change from
CHF million	30.9.12	30.6.12	31.12.11	30.6.12	31.12.11

Assets
Liquid assets	76,654	89,693	38,094	(15)	101
Money market paper	34,262	33,847	41,222	1	(17)
Due from banks	187,935	190,697	231,401	(1)	(19)
Due from customers	164,108	169,662	148,474	(3)	11
Mortgage loans	148,579	146,911	144,346	1	3
Trading balances in securities and precious metals	127,825	120,017	120,312	7	6
Financial investments	29,245	26,343	20,193	11	45
Investments in subsidiaries and other participations	22,721	25,317	23,990	(10)	(5)
Fixed assets	5,034	4,948	4,807	2	5
Accrued income and prepaid expenses	2,431	2,229	2,114	9	15
Positive replacement values	59,467	59,542	64,580	0	(8)
Other assets	7,044	7,359	6,552	(4)	8
Total assets	865,305	876,564	846,085	(1)	2

Liabilities
Money market paper issued	26,923	41,527	56,788	(35)	(53)
Due to banks	140,398	152,561	124,625	(8)	13
Trading portfolio liabilities	40,771	40,479	32,522	1	25
Due to customers on savings and deposit accounts	93,122	90,615	85,393	3	9
Other amounts due to customers	282,308	276,666	278,096	2	2
Medium-term bonds	1,459	1,612	1,951	(9)	(25)
Bonds issued and loans from central mortgage institutions	105,487	95,688	89,361	10	18
Financial liabilities designated at fair value	64,384	64,131	62,976	0	2
Accruals and deferred income	6,280	6,066	6,671	4	(6)
Negative replacement values	52,557	53,844	58,994	(2)	(11)
Other liabilities	8,575	8,432	7,122	2	20
Allowances and provisions	1,469	1,474	1,412	0	4
Total liabilities	823,733	833,095	805,911	(1)	2

Equity
Share capital	383	383	383	0	0
General statutory reserve	31,991	31,990	32,350	0	(1)
Reserve for own shares	909	871	1,066	4	(15)
Other reserves	6,532	6,570	934	(1)	599
Profit/(loss) for the year-to-date period	1,757	3,655	5,440	(52)	(68)
Equity attributable to shareholders	41,572	43,469	40,174	(4)	3
Total liabilities and equity	865,305	876,564	846,085	(1)	2

103

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

Basis of accounting UBS AG (Parent Bank)

The Parent Bank financial statements are prepared in accordance with Swiss federal banking law. The accounting policies are principally the same as the IFRS-based accounting policies for the Group, which are described more fully in “Note 1 Summary of significant accounting policies” to the consolidated financial statements in our Annual Report 2011. Principal differences between the accounting policies for the Group and for the Parent Bank are described in “Note 39 Swiss banking law requirements” to the consolidated financial statements in our Annual Report 2011. Further information on the accounting policies applied for the statutory accounts of our Parent Bank can be found in “Note 2 Accounting policies” to the Parent Bank financial statements in our Annual Report 2011.

In preparing the interim financial information for the Parent Bank, the same accounting principles and methods of computation have been applied as in the annual financial statements as of 31 December 2011, except for the changes set out below. This interim financial information is unaudited and should be read in conjunction with the audited financial statements included in our Annual Report 2011.

Presentation of certain structured liabilities

In the third quarter of 2012, we have amended the balance sheet classification of certain structured liabilities. As a consequence, financial liabilities of CHF 10.8 billion as of 30 September 2012, were reclassified from Money market paper issued to Bonds issued and loans from central mortgage institutions.

Measurement of financial investments not held until maturity

Under Swiss federal banking law, financial investments are carried either at the lower of cost or market value (LOCOM) or at amortized cost less impairment. In July 2012, the Swiss Financial

Market Supervisory Authority (FINMA) issued a “Frequently Asked Questions” document that allows the use of amortized cost for the cost value when applying LOCOM. UBS adopted this accounting policy change prospectively as of 1 July 2012. The change in accounting policy had no material impact on the Parent Bank financial information.

Accounting for pension funds

FINMA Circular 2008/2 “Accounting – Banks” permits the use of IAS 19 or Swiss GAAP FER 16 (“FER 16”) in the accounting for pension funds. Election of the accounting standard may be done on a plan by plan basis. The Parent Bank currently applies IAS 19 to all of its pension plans.

In June 2011, the IASB issued revisions to IAS 19 (“IAS 19R”). The Parent Bank will adopt IAS 19R in its fourth quarter 2012 report for the international pension plans. At the same time, the Parent Bank will adopt FER 16 for the Swiss pension plan. The Parent Bank has elected to apply FER 16 for the Swiss pension plan as it is aligned with the Swiss pension framework. Under FER 16 it is periodically assessed whether, from the point of view of the Parent Bank, an economic benefit or obligation arises from the pension fund which, when appropriate, is recorded on the balance sheet. The basis for the assessment is the financial statements of the pension fund prepared in accordance with Swiss GAAP FER 26 (“FER 26”). Based on FER 26, the Swiss pension fund is overfunded as at 30 September 2012. FER 16 requires that employer contributions to the pension fund are recognized as personnel expenses in the income statement. The estimated effect of adopting these changes in accounting policy will be a debit to the income statement in the fourth quarter of 2012 of CHF 1.5 billion relating to the international plans and CHF 3.1 billion relating to the Swiss pension plan. There is no effect on tax as a result of the change in accounting.

104

Financial information

Reconciliation Swiss federal banking law equity to FINMA/BIS Basel 2.5 capital UBS AG (Parent Bank)

CHF billion	30.9.12	30.6.12
Equity – Swiss federal banking law	41.6	43.5
Add: net deferred tax assets	5.2	5.3
Add: other adjustments	0.7	0.7
Less: treasury shares/deduction for own shares	(1.8)	(1.8)
Less: goodwill & intangible assets	(0.5)	(0.5)
Less: securitization exposures[1]	(1.3)	(1.1)
Less: net long position of participations[2]	(8.6)	(10.1)
FINMA/BIS tier 1 capital	35.4	36.1
FINMA/BIS total capital	39.3	37.1

1  Includes 50% of securitization exposures and 50% of the fair value of our option to acquire the SNB StabFund’s equity.    2  Includes 50% of net long positions of participations in the finance sector.

BIS Basel 2.5 capital information UBS AG (Parent Bank)

CHF million, except where indicated	30.9.12	30.6.12	31.12.11
BIS core tier 1 capital	35,394	36,063	35,626
BIS tier 1 capital	35,394	36,063	35,626
BIS total capital	39,329	37,114	37,736
BIS core tier 1 capital ratio (%)	15.0	15.2	14.2
BIS tier 1 capital ratio (%)	15.0	15.2	14.2
BIS total capital ratio (%)	16.7	15.6	15.0
BIS risk-weighted assets	235,796	237,637	250,908

FINMA Basel 2.5 capital information UBS AG (Parent Bank)

CHF million, except where indicated	30.9.12	30.6.12	31.12.11
FINMA core tier 1 capital	35,394	36,063	35,626
FINMA tier 1 capital	35,394	36,063	35,626
FINMA total capital	39,329	37,114	37,736
FINMA core tier 1 capital ratio (%)	13.9	14.0	13.2
FINMA tier 1 capital ratio (%)	13.9	14.0	13.2
FINMA total capital ratio (%)	15.4	14.4	14.0
FINMA risk-weighted assets[1]	255,140	257,265	269,211

1  Risk-weighted assets for supervisory purposes are based on Swiss Financial Market Supervisory Authority (FINMA) regulations, and are higher than under the BIS Basel 2.5 guidelines. The differences relate to the FINMA surcharge on credit risk RWA for exposures treated under the standardized approach, a surcharge for non-counterparty-related assets and additional requirements for market risk.

105

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

UBS Limited financial information

Income statement UBS Limited

	For the quarter ended		% change from	Year-to-date	For the year ended
GBP million	30.9.12	30.6.12	2Q12	30.9.12	31.12.11
Interest income	118	138	(14)	418	1,151
Interest expense	(120)	(139)	(14)	(424)	(1,163)
Net interest income	(2)	(1)	100	(6)	(12)
Net fee and commission income	(2)	(2)	0	(4)	(6)
Net trading income	4	3	33	10	31
Other income	54	56	(4)	169	226
Total operating income	55	56	(2)	169	239
Total operating expenses	(49)	(50)	(2)	(150)	(214)
Operating profit before tax	6	6	0	19	25
Tax expense/(benefit)	2	2	0	5	7
Net profit	5	5	0	14	18

Statement of comprehensive income UBS Limited

	For the quarter ended		Year-to-date	For the year ended
GBP million	30.9.12	30.6.12	30.9.12	31.12.11
Net profit	5	5	15	18

Other comprehensive income
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale, before tax	(1)	0	4	21
Total other comprehensive income	(1)	0	4	21
Total comprehensive income	4	5	19	40

106

Financial information

Balance sheet UBS Limited

				% change from
GBP million	30.9.12	30.6.12	31.12.11	30.6.12	31.12.11

Assets
Due from banks	11,962	12,288	11,876	(3)	1
Cash collateral on securities borrowed and reverse repurchase agreements	36,934	40,121	45,562	(8)	(19)
Trading portfolio assets	1,127	845	822	33	37
Positive replacement values	90,790	92,771	98,984	(2)	(8)
Cash collateral receivables on derivative instruments	17,579	19,595	16,631	(10)	6
Loans	406	322	501	26	(19)
Other assets	4,333	4,666	3,556	(7)	22
Total assets	163,130	170,608	177,931	(4)	(8)

Liabilities
Due to banks	6,725	7,836	7,919	(14)	(15)
Cash collateral on securities lent and repurchase agreements	35,970	39,540	43,859	(9)	(18)
Trading portfolio liabilities	992	866	880	15	13
Negative replacement values	90,795	92,783	98,985	(2)	(8)
Cash collateral payables on derivative instruments	23,732	24,534	22,217	(3)	7
Due to customers	494	306	441	62	12
Other liabilities	1,471	1,797	1,280	(18)	15
Total liabilities	160,179	167,661	175,580	(4)	(9)

Equity
Share capital	194	194	154	0	26
Share premium	2,656	2,656	2,096	0	27
Retained earnings	74	69	77	7	(4)
Cumulative net income recognized directly in equity, net of tax	28	28	24	(1)	17
Total equity	2,951	2,947	2,351	0	26
Total liabilities and equity	163,130	170,608	177,931	(4)	(8)

Note 1  Basis of accounting UBS Limited

The financial statements of UBS Limited are prepared in accordance with International Financial Reporting Standards (IFRS), as endorsed by the European Union (EU), and are stated in British pounds (GBP), the functional currency of the entity. UBS Limited’s ultimate parent is UBS AG (Switzerland).

In preparing the interim financial information, the same accounting principles and methods of computation have been applied as in the audited financial statements included in the Report and Financial Statements for the year ended 31 December 2011 of UBS Limited. Copies of the Report and Financial Statements of UBS Limited can be obtained from the Registrar of Companies for England and Wales. This interim financial information is unaudited and should be read in conjunction with the audited financial statements of UBS Limited. In the opinion of management, all necessary adjustments have been made for a fair presentation of the financial position and results of operations.

This interim financial information is not presented in full compliance with IAS 34 Interim Financial Reporting.

107

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

Capital information UBS Limited1

		Basel 2.5
GBP million, except where indicated	30.9.12	30.6.12	31.12.11
Core tier 1 capital	2,908	2,908	2,326
Tier 1 capital	2,908	2,908	2,326
Total capital	2,931	2,931	2,349
Risk-weighted assets	4,187	4,218	3,972
Core tier 1 capital ratio (%)	69.5	68.9	58.6
Tier 1 capital ratio (%)	69.5	68.9	58.6
Total capital ratio (%)	70.0	69.5	59.2

1  In accordance with UK Financial Services Authority regulations.

108

Appendix

UBS shares

UBS shares and market capitalization

	As of			% change from
	30.9.12	30.6.12	30.9.11	30.6.12	30.9.11
Share price (CHF)	11.45	11.05	10.54	4	9
Market capitalization (CHF million)[1]	43,894	42,356	40,390	4	9

1  Market capitalization is calculated based on the total UBS ordinary shares issued multiplied by the UBS share price at period end. Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.

UBS shares are registered shares with a par value of CHF 0.10 per share. They are traded and settled as Global Registered Shares. Global Registered Shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange on which they are traded. UBS shares are currently listed on the SIX Swiss Exchange and the New York Stock Exchange.

Ticker symbols

Trading exchange	Bloomberg	Reuters
SIX Swiss Exchange	UBSN VX	UBSN.VX
New York Stock Exchange	UBS UN	UBS.N

Security identification codes
ISIN		CH0024899483
Valoren		2 489 948
Cusip		CINS H89231 33 8

109

Appendix

Information sources

Reporting publications

Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of: our Group strategy and performance; the strategy and performance of the business divisions and the Corporate Center; risk, treasury and capital management; corporate governance, responsibility and senior management compensation, including compensation to the Board of Directors and the Group Executive Board members; and financial information, including the financial statements. Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses our compensation framework and provides information on compensation to the Board of Directors and the Group Executive Board members. It is published in English and German.

Quarterly publications: Letter to shareholders: The letter provides a quarterly update from executive management on our strategy and performance. The letter is published in English, German, French and Italian. Financial report (SAP no. 80834): The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is published in English.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors in the “Financial information” section. Printed copies can be ordered from the same website by accessing the “Order print publications” panel on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/investors provides the following information on UBS: news releases; financial information (including results-related filings with the US Securities and Exchange Commission); corporate information, including UBS share price charts and data and dividend information; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information on the internet is available in English and German.

Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service/UBS news alert: On the www.ubs.com/newsalerts website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wraparound” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing +1-800-SEC-0330 for further information on the operation of its public reference room. Please visit www.ubs.com/investors for more information.

110

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) the degree to which UBS is successful in effecting its announced strategic plans and related organizational changes, in particular its plans to transform its Investment Bank, its efficiency initiatives and its planned reduction in Basel III risk-weighted assets, and whether in each case those plans and changes will, when implemented, have the effects intended; (2) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (4) changes in financial legislation and regulation in Switzerland, the US, the UK and other major financial centers which may impose constraints on or necessitate changes in the scope and location of UBS’s business activities and in its legal and booking structures, including the imposition of more stringent capital and liquidity requirements, incremental tax requirements and constraints on remuneration; (5) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (6) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including those that may arise from the ongoing investigations relating to the setting of LIBOR and other reference rates, from market events and losses incurred by clients and counterparties during the financial crisis of 2007 to 2009, and from the unauthorized trading incident announced in September 2011; (7) the effects on UBS’s cross-border banking business of tax treaties negotiated or under discussion between Switzerland and other countries and future tax or regulatory developments; (8) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses; (9) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (10) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (11) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (12) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (13) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2011. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/S/ SERGIO ERMOTTI
	Name:	Sergio Ermotti
	Title:	Group Chief Executive Officer

By:	/S/ TOM NARATIL
	Name:	Tom Naratil
	Title:	Group Chief Financial Officer

Date: October 30, 2012